2/22

07024206

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Queen Street Entertainment Capital Inc.

*CURRENT ADDRESS 1971 Queen Street East
Toronto, Ontario
M4L 1H9

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

FILE NO. 82- 35088 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: MMC

DAT : 6/7/07

EXHIBIT "B"

QUEEN STREET ENTERTAINMENT CAPITAL INC.'S

DISCLOSURE DOCUMENTS

QUEEN STREET ENTERTAINMENT CAPITAL INC.

PROFILE

Mailing Address:	1971 Queen Street East Toronto, Ontario M4L 1H9	Head Office Address:	1971 Queen Street East Toronto, Ontario M4L 1H9
Contact Name:	Leif Bristow, President and Chief Executive Officer	Short Form Prospectus Issuer:	No
Business e-mail address:		Reporting Jurisdictions:	British Columbia, Alberta, Ontario
Telephone Number:	416 691-6655	Stock Exchange:	TSX Venture
Fax Number:	416 691-2168	Stock Symbol:	QE
Date of Formation:	Apr 6 2004	Auditor:	Ernst and Young LLP
Governing Jurisdiction:	ONTARIO	General Partner:	
Industry Classification:	miscellaneous	Transfer Agent:	
CUSIP Number:		Size of Issuer (Assets):	Under $5,000,000
Financial Year-End:	Dec 31		

VIEW THIS PUBLIC COMPANY'S DOCUMENTS

Use of this site is subject to, and your continued use constitutes your express agreement to be bound by, the
Terms of Use
Any unauthorized use of this site is strictly prohibited.
Link to IMPORTANT NOTICE OF CHANGES dated January 28, 2006

Privacy Statement

Date Filed	Disclosure
Mar 16 2007	Material change report - English
Mar 12 2007	News release - English
Mar 7 2007	News release - English
Dec 21 2006	Material change report - English
Dec 21 2006	News release - English
Dec 15 2006	News release - English
Dec 1 2006	News release - English
Nov 29 2006	Interim financial statements - English
Nov 29 2006	MD&A - English
Nov 29 2006	Form 52-109F2 - Certification of Interim Filings - CEO
Nov 29 2006	Form 52-109F2 - Certification of Interim Filings - CFO
Nov 6 2006	News release - English
Aug 30 2006	News release - English
Aug 29 2006	Interim financial statements - English
Aug 29 2006	MD&A - English
Aug 29 2006	Form 52-109F2 - Certification of Interim Filings - CEO
Aug 29 2006	Form 52-109F2 - Certification of Interim Filings - CFO
Aug 11 2006	News release - English
Aug 9 2006	News release - English
Aug 4 2006	Material change report - English
Aug 4 2006	News release - English
Jul 26 2006	Material change report - English
Jul 25 2006	News release - English
Jul 12 2006	Material change report - English
Jul 12 2006	News release - English
Jul 7 2006	Material change report - English
Jul 6 2006	News release - English
Jun 27 2006	Form of proxy - English
Jun 27 2006	Management information circular - English
Jun 27 2006	Notice of meeting - English
Jun 21 2006	News release - English
Jun 9 2006	Code of conduct
Jun 9 2006	Security holders documents - English
May 31 2006	Interim financial statements - English
May 31 2006	Form 52-109F2 - Certification of Interim Filings - CEO
May 31 2006	Form 52-109F2 - Certification of Interim Filings - CFO
May 31 2006	MD&A - English
May 4 2006	Audited annual financial statements - English
May 4 2006	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers

May 4 2006	MD&A - English
May 4 2006	Form 52-109F1 - Certification of Annual Filings - CEO
May 4 2006	Form 52-109F1 - Certification of Annual Filings - CFO
Apr 28 2006	Notice of the meeting and record date - English
Apr 19 2006	Material change report - English
Apr 19 2006	News release - English
Mar 31 2006	Material change report - English
Mar 23 2006	News release - English
Mar 22 2006	News release - English
Mar 13 2006	News release - English
Jan 17 2006	News release - English

PRESS RELEASE

QUEEN STREET IS PLEASED TO ANNOUNCE IT HAS ENTERED INTO AN AGREEMENT TO ACQUIRE A 43TITLE FAMILY LIBRARY

Toronto, Ontario, January 12, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is pleased to announce the conditional purchase of the international distribution rights (the world excluding Canada) to a film library of 43 titles, consisting of approximately 86 hours of programming. This purchase is subject to completion by Queen Street of standard industry due diligence on the individual titles and financing. The terms of the agreement were not disclosed.

Paradigm Capital Inc. has been engaged as financial advisor to the Corporation to assist in this current acquisition, other opportunities identified by management and future capital raises. Queen Street is working with its advisors to complete a debt instrument to complete this transaction.

In keeping with Queen Street's stated business objective to grow through library acquisition, the acquired film titles are consistent with our family friendly core assets. Management has identified and will continue to pursue additional libraries for acquisition to increase its core business objectives and revenue base.

The acquisition reflects the intention of the company to evolve Queen Street into an integrated international entertainment company, distributing and creating small to mid-budget commercial feature films and television productions for the family entertainment market. Queen Street intends to continue to build from this platform a significant filmed entertainment library and international distribution capacity.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE and has 12,694,308 common shares outstanding. Additional information regarding the business of Queen Street may be found in reports filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416) 691.6655 ext 222 or Annette Grot, Vice Pres. Finance - ext.231

Paradigm Capital Inc.
Ian M. H. Joseph, Partner (tel) (416) 361-9892

RECEIVED
2007 MAY 22 A 9:31

LIST OF

UNITED STATES HOLDERS OF

QUEEN STREET ENTERTAINMENT COMMON STOCK

1) SUMMARY LIST OF US COMMON STOCK HOLDERS

2) CUSTOM REGISTERED US COMMON STOCK HOLDERS
(AS OF MAY 11TH, 2007)

3) NOTICE TO TSXV OF PRIVATE PLACEMENT
(AS OF MAY 14TH, 2007)

4) LIST OF MAY 14TH, 2007 PRIVATE INVESTORS

QUEEN STREET ENTERTAINMENT CAPITAL INC.

1971 Queen Street East, Ground Floor
Toronto, Ontario M4L 1H9

May 14th, 2007

US Holder Name	United States Address	Holdings
CORBETT, BILL	172 BEACH RD BELVEDERE CA 94920 USA	62,682
FERREIRA, RICK	6990 EAST BUCKHORN TRAIL SCOTTSDALE AZ 85262 USA	131,250
FIRST CLEARING LLC	PO BOX 6570 GLEN ALLEN VA 23058-6570 USA	13,939
FIRST CLEARING LLC	10700 WHEAT FIRST DR GLEN ALLEN VA 23060 USA	24,000
Grelsamer, Philippe	500 Fifth Avenue, Suite 1940, New York , New York 10110	75,000
HEARD, STEVEN	9638 104TH AVE LARGO FL 33773 USA	78,992
HILL, DAVID V	43815 TIMBER SQUARE #106 LEESBURG VA 20176, USA	55,759
HOWARD.JT/TEN, DAVID HOWARD & HELEN L	ADVANTAGE CAPITAL CORPORATION 1865 WOODLAWN ROAD COVINGTON GA 30014 USA	83,638
LALLY, John A.	9150 Thompsonwood Drive Clarence Center, New York, New York 14032	80,000
LANE CAPITAL MARKETS LLC	120 BROADWAY, STE 1019 NEW YORK NY 10271 USA	100,000
LANE, JOHN D	263 QUEEN S GRANT RD FAIRFIELD CT 06824-1929, USA	120,000
LISTING SOLUTIONS INC	5185 SUNBURST DR NORCROSS GA 30092 USA	113,000
MEADOWBROOK OPPORTUNITY FUND LLC	520 LAKE COOK ROAD, STE 690 DEERFIELD IL 60015, USA	750,000
PISANI, B. Michael	44 Lake Road, Short Hills, NJ 07078	200,000
REICH, CHARLES	7584 LIVINGSTON DR JONESBORO GA 30236 USA	83,638
SADOFF, HAL	10638 LE CONTE AVE LOS ANGELES CA 90024 USA	31,250
SADOFF, HAL S	10638 LE CONTE AVE LOS ANGELES CA 90024 USA	40,000
TAIT, CATHERINE	418 PACIFIC ST BROOKLYN NY 11217 USA	40,000
WALSH, PATRICK	502 NORTH AVE LAKE BLUFF IL 60044 USA	43,577
WELLS, MARK	580 NW 72ND AVE PLANTATION FL 33317 USA	32,000
Geraldine Wyman as custodian for Noelle Wyman	P.O. Box 5014 , 6 Ogden Lane, Quoque, New York 11959	75,000
	Grand Total Holders:	**21**
	Grand Total Holdings:	**2,233,725**

Pacific Corporate Trust Company
a Computershare Company

25 YEARS OF SERVICE TO OUR CLIENTS

RECEIVED
[illegible]

QUEEN STREET ENTERTAINMENT CAPITAL INC

COMMON SHARES

Custom Registered Holders List - Detailed
Custom Holders List
As of: May 11, 2007

Parameters

Report Format:	Detailed
As of Date:	May 11, 2007
List Type:	Custom Holders List
Name:	ALL
Country:	UNITED STATES
Province / State:	ALL
Restriction Code:	N/A
Holding Amount:	0.00 to 999,999,999.00
Sorted By:	Last Name Ascending

Requested by: Janet Cleary

Prepared by: Pacific Corporate Trust Company

May 15, 2007

QUEEN STREET ENTERTAINMENT CAPITAL INC - COMMON SHARES

Custom Registered Holders List - Detailed

Custom Holders List

As of: May 11, 2007

Holder Name	Holder Address	Holdings
CORBETT, BILL	172 BEACH RD BELVEDERE CA 94920 USA	62,682
FERREIRA, RICK	6990 EAST BUCKHORN TRAIL SCOTTSDALE AZ 85262 USA	131,250
FIRST CLEARING LLC	PO BOX 6570 GLEN ALLEN VA 23058-6570 USA	13,939
FIRST CLEARING LLC	10700 WHEAT FIRST DR GLEN ALLEN VA 23060 USA	24,000
HEARD, STEVEN	9638 104TH AVE LARGO FL 33773 USA	78,992
HILL, DAVID V	43815 TIMBER SQUARE #106 LEESBURG VA 20176 USA	55,759
HOWARD.JT/TEN, DAVID HOWARD & HELEN L	ADVANTAGE CAPITAL CORPORATION 1865 WOODLAWN ROAD COVINGTON GA 30014 USA	83,638
LANE CAPITAL MARKETS LLC	120 BROADWAY, STE 1019 NEW YORK NY 10271 USA	100,000
LANE, JOHN D	263 QUEEN S GRANT RD FAIRFIELD CT 06824-1929 USA	120,000
LISTING SOLUTIONS INC	5185 SUNBURST DR NORCROSS GA 30092 USA	113,000
MEADOWBROOK OPPORTUNITY FUND LLC	520 LAKE COOK ROAD, STE 690 DEERFIELD IL 60015 USA	750,000
REICH, CHARLES	7584 LIVINGSTON DR JONESBORO GA 30236 USA	83,638
SADOFF, HAL	10638 LE CONTE AVE LOS ANGELES CA 90024 USA	31,250
SADOFF, HAL S	10638 LE CONTE AVE LOS ANGELES CA 90024 USA	40,000
TAIT, CATHERINE	418 PACIFIC ST BROOKLYN NY 11217 USA	40,000
WALSH, PATRICK	502 NORTH AVE LAKE BLUFF IL 60044 USA	43,577
WELLS, MARK	580 NW 72ND AVE PLANTATION FL 33317 USA	32,000
	Grand Total Holders:	17
	Grand Total Holdings:	1,803,725

QUEEN STREET ENTERTAINMENT CAPITAL INC - COMMON SHARES

Custom Registered Holders List - Detailed

Custom Holders List

As of: May 11, 2007

Summary Page

	Grand Total Holders	Out Of	Grand Total Holdings	Out Of
COMMON SHARES	17	38	1,803,725	15,368,558
Converted Gain/Loss			0	
Calculated I & O			15,368,558	

	Total Holders	%	Total Holdings	%
U.S. (ALL)	17	44.74	1,803,725	11.74

Pacific Corporate Trust Company
a Computershare Company

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

RECEIVED
MAY 22 A 9:31

Report Number 17

TSX Venture Exchange
PO Box 11633, Suite 2700
650 West Georgia Street
Vancouver BC V6B 4N9

May 14, 2007

ATTN: Index Analyst, Listings Dept.

RE: QUEEN STREET ENTERTAINMENT CAPITAL INC
Treasury Change

Dear Sirs;

Please be advised that, as of May 14, 2007, 646,000 shares have been issued from the treasury of the company. The outstanding shares now total 16,014,558. Please find attached a list showing details of the transaction.

Yours truly,

Pacific Corporate Trust Company

Authorized Officer

Copies to-

--> : QUEEN STREET ENTERTAINMENT CAPITAL INC
: HEENAN BLAIKIE.
: ERNST & YOUNG LLP.

May 14, 2007

TREASURY CHANGE REPORT

For QUEEN STREET ENTERTAINMENT CAPITAL INC   Tran 17 CHUJ

Holder Name	Amount
BRISTOW, AGNES	136,000
GRELSAMER, PHILIPPE	75,000
LALLY, JOHN A	80,000
PISANI, B MICHAEL	200,000
SCHOCH, ARN E	80,000
WYMAN.C/F.NOELLE.WYMAN, GERALDINE	75,000
**	646,000

Queen Street Entertainment Corporation Inc.

RE: PRIVATE PLACEMENT

Certificates dated May 14, 2007.

1. **Full particulars of the number and type of securities being issued or reserved for issuance:**

   646,000 common shares

2. **the issue price per security:** US$0.33 per common share

3. **the balance of issued shares of the Corporation following the issuance:**

   15,368,558 + 646,000 = 16,014,558

4. **the names and addresses of all parties to whom the securities are being issued:**

	Name	Address and/or Registration Details	No. of Common Shares
	US Holders of Common Shares:		
1	Geraldine Wyman as custodian for Noelle Wyman	P.O. Box 5014 , 6 Ogden Lane Quoque, New York 11959	75,000
2	Philippe Grelsamer	500 Fifth Avenue, Suite 1940, New York , New York 10110.	75,000
3	John A. Lally	9150 Thompsonwood Drive Clarence Center, New York, New York 14032	80,000
4.	B. Michael Pisani	44 Lake Road Short Hills, NJ 07078	200,000
	CDN Holders of Common Shares:		
5	Arn E. Schoch	1145 W. 7th Ave. Vancouver, B.C. V6G 1B5	80,000
6	Agnes Bristow	97 Spruce Hill Road Toronto, ON M4E 3G5	136,000
Total			**646,000**

EXHIBIT "A"

HOME EXCHANGE DISCLOSURE REQUIRMENTS

1) TSXV POLICY 3.2 : FILING REQUIRMENTS & CONTINUOUS DISCLOSURE

2) OSC NATIONAL INSTRUMENT 51-102 : CONTINUOUS DISCLOSURE OBLIGATIONS

3) TSXV POLICY 3.3 : TIMELY DISCLOSURE

4) OSC NATIONAL INSTRUMENT 51-201 : DISCLOSURE STANDARDS

5) OSC NATIONAL INSTRUMENT 52-109 : CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS

6) OSC NATIONAL INSTRUMENT 54-101 : COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

7) LIST OF ALL TSXV POLICIES

PRESS RELEASE

QUEEN STREET IS PLEASED TO ANNOUNCE A PROPOSED FINANCING IN CONJUNCTION WITH ITS PURCHASE OF THE PREVIOUSLY ANNOUNCED FILM LIBRARY

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Toronto, Ontario, March 13, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is pleased to announce a proposed non-brokered debt and equity financing (together the "Financing") intended to raise aggregate gross proceeds of $1,225,000. Proceeds of the Financing will be used for working capital purposes and to fund the previously announced purchase of the international distribution rights to a film library of approximately 86 hours (the "Library Acquisition").

It is intended that the Financing will consist of three parts: (a) a senior secured loan from one lender in the amount of $1,000,000 having a term of 18 months and an interest rate of 12% per annum to be paid quarterly, which lender will also be issued 1,300,000 warrants (each a "Warrant"), each Warrant exercisable for one common share in the capital of Queen Street (each a "Share") upon payment of $0.25 per Share for a period of two years; (b) subordinated convertible loans from various lenders in the aggregate amount of $50,000 having a term of two years and an interest rate of 13% per annum to be paid semi-annually and convertible into Shares at $0.25 per Share in year one and $0.30 per Share in year two, and (c) a private placement of a maximum of 700,000 units (each a "Unit") to various purchasers thereof for $0.25 per Unit, each Unit consisting of one Share and one-half of one common share purchase warrant (each a "Unit Warrant"), each whole Unit Warrant exercisable for one Share upon payment of $0.30 per Share for a period of two years. **[It is expected that Leif Bristow, President and a director of Queen Street, will take part in the Financing.]**

The Financing and the Library Acquisition are subject to regulatory approval, including the approval of the TSX Venture Exchange, and both are expected to close on or about March 20, 2006. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE and has 12,694,308 Shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222 or Annette Grot, Vice Pres. Finance - ext.231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. COMPLETES PRIVATE PLACEMENT OF COMMON SHARES AND ISSUANCE OF CONVERTIBLE PROMISSORY NOTES FOR AGGREGATE GROSS PROCEEDS OF $200,000

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Toronto, Ontario, March 22, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce the completion of the private placement and the issuance of subordinated convertible promissory notes originally announced by press release dated March 13, 2006. Queen Street issued 600,000 common shares in its capital ("Queen Street Shares") to various purchasers thereof for aggregate gross proceeds of $150,000 and also issued two subordinated unsecured convertible promissory notes (each a "Note", collectively the "Notes") each in the principal amount of $25,000 bearing interest at 13% per annum payable semi-annually, having a term of 2 years and convertible into Queen Street Shares at $0.25 per Queen Street Share in year 1 and $0.30 per Queen Street Share in year 2.

Queen Street intends to become a fully-integrated entertainment company, financing, producing and distributing small to mid-budget (under $15 million) commercial feature films and television productions for the family entertainment market. Its strategic objective is to build internally and acquire externally a library of family oriented film products, including television, feature film and video products.

The private placement and the issuance of the convertible promissory notes are subject to regulatory approval, including the approval of the TSX Venture Exchange. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE and has 13,294,308 Queen Street Shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222

<u>The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.</u>

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. TO ACQUIRE CERTAIN ASSETS OF KNIGHTSCOVE ENTERTAINMENT CORPORATION

Toronto, Ontario, March 23, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that, subject to the approval of the court, it will indirectly acquire from BDO Dunwoody Limited, in its capacity as court appointed Receiver and Manager, certain assets of the Knightscove Group including its rights to the feature films *Virginia's Run*, *Kart Racer* and *Blizzard.* The acquisition will be completed through 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street.

These films, which were produced by Queen Street's management team, are the hallmark of the company's mission statement. All three films are being distributed around the world, and in Canada the films are distributed by Motion Picture Distribution LP. In the United States, *Blizzard* which was the winner of the Chicago Children's International Film Festival and the recipient of the Heartland Film Festival's "Award of Excellence" is represented by Sony/MGM. It aired in the #2 position on its premiere in the US and has just been released nationally on video. *Kart Racer and Virginia's Run*, both winners of numerous awards and acclaim internationally, are represented by MGM on video. *Virginia's Run* is represented in the US by Warner Bros. for television. For more information on these titles, please visit Queen Street's website www.queenstreetentertainment.com

This transaction is consistent with the company's mandate that includes acquiring family films (G-PG-PG13) which are suitable for television, video/dvd and other emerging formats to build sustainable distribution revenues.

Queen Street's strategy is to become a fully-integrated entertainment company, that distributes, finances, and produces small to mid-budget (under $15 million) commercial feature films and television productions for the family entertainment market.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222
Annette Grot, Vice President, Corp. Finance ext 231

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

Wednesday, March 22, 2006 – Private Placement and Convertible Debt Offering.

ITEM 3 News Release:

Press release disclosing the material change was issued by the Corporation on Wednesday, March 22, 2006 via Canada NewsWire.

ITEM 4 Summary of Material Change:

The Corporation completed a private placement and an issuance of subordinated convertible promissory notes. The Corporation issued 600,000 common shares in its capital ("Common Shares") to various purchasers thereof for aggregate gross proceeds of $150,000 and also issued two subordinated unsecured convertible promissory notes (each a "Note", collectively the "Notes") each in the principal amount of $25,000 bearing interest at 13% per annum payable semi-annually, having a term of 2 years and convertible into Common Shares at $0.25 per Common Share in year 1 and $0.30 per Common Share in year 2.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A".

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 Date of Report:

March 30, 2006

ITEM 10 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 30th day of March, 2006.

Per: *"Melissa Taylor"* (signed)
Melissa Taylor
Vice President, Business and Legal Affairs

Schedule "A"

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. COMPLETES PRIVATE PLACEMENT OF COMMON SHARES AND ISSUANCE OF CONVERTIBLE PROMISSORY NOTES FOR AGGREGATE GROSS PROCEEDS OF $200,000

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Toronto, Ontario, March 22, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce the completion of the private placement and the issuance of subordinated convertible promissory notes originally announced by press release dated March 13, 2006. Queen Street issued 600,000 common shares in its capital ("Queen Street Shares") to various purchasers thereof for aggregate gross proceeds of $150,000 and also issued two subordinated unsecured convertible promissory notes (each a "Note", collectively the "Notes") each in the principal amount of $25,000 bearing interest at 13% per annum payable semi-annually, having a term of 2 years and convertible into Queen Street Shares at $0.25 per Queen Street Share in year 1 and $0.30 per Queen Street Share in year 2.

Queen Street intends to become a fully-integrated entertainment company, financing, producing and distributing small to mid-budget (under $15 million) commercial feature films and television productions for the family entertainment market. Its strategic objective is to build internally and acquire externally a library of family oriented film products, including television, feature film and video products.

The private placement and the issuance of the convertible promissory notes are subject to regulatory approval, including the approval of the TSX Venture Exchange. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE and has 13,294,308 Queen Street Shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. CLOSES ACQUISITION OF CERTAIN ASSETS OF KNIGHTSCOVE ENTERTAINMENT CORPORATION AND ENGAGES RANGE CORP.

Toronto, Ontario, April 19, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce the indirect acquisition by Queen Street of certain assets of Knightscove Entertainment Corporation and its related companies ("KEC") from BDO Dunwoody Limited, in its capacity as court appointed Receiver and Manager of KEC, including its rights to the feature films *Virginia's Run, Kart Racer* and *Blizzard.* The library was acquired pursuant to an order of the Ontario Superior Court of Justice issued on April 12, 2006 at a price of $250,000 to be paid by way of a $50,000 deposit with the remainder to be secured by a first charge over the library assets and paid from the library's receivables over the next 6 months with the balance, if any, to be paid at the end of that 6-month period. The acquisition, which closed late yesterday, was completed through 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street.

This transaction reflects the company's mandate to acquire family films (G-PG-PG13) suitable for television, video/dvd and other emerging formats to build a "branded" library of filmed entertainment with sustainable distribution revenues.

Queen Street is also pleased to announce that it has engaged Range Corp. ("Range") to act as its financial advisor and to assist in its corporate finance activities. Range will work closely with Annette Grot, Queen Street's Vice President, Finance, in pursuing various library and other acquisition opportunities.

Range has agreed to convert $15,000 of its outstanding fees into 60,000 common shares of Queen Street, subject to the approval of the TSX Venture Exchange (the "TSXV"). Queen Street trades on the TSXV and after giving effect to the debt conversion will have 13,354,308 common shares outstanding.

Queen Street's strategy is to become a fully-integrated entertainment company, that distributes, finances, and produces small to mid-budget (under $15 million) commercial feature films and television productions for the family entertainment market.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222
Annette Grot, Vice President, Corp. Finance ext 231

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

Tuesday, March 21, 2006 – Board of Directors approved acquisition of assets from BDO Dunwoody Limited.

ITEM 3 News Release:

Press release disclosing the material change was issued by the Corporation on Wednesday, April 19, 2006 via Canada NewsWire.

ITEM 4 Summary of Material Change:

The Corporation announced that it has closed a deal to indirectly acquire from BDO Dunwoody Limited, in its capacity as court appointed Receiver and Manager, certain assets of the Knightscove Group.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A".

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

No.

ITEM 7 Omitted Information:

None.

ITEM 8 **Executive Officer:**

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 **Date of Report:**

DATED at Toronto, in the Province of Ontario, this 19th day of April, 2006.

"Leif Bristow" (signed)
Name: Leif Bristow
Title: Director

Schedule "A"

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. CLOSES ACQUISITION OF CERTAIN ASSETS OF KNIGHTSCOVE ENTERTAINMENT CORPORATION AND ENGAGES RANGE CORP.

Toronto, Ontario, April 19, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce the indirect acquisition by Queen Street of certain assets of Knightscove Entertainment Corporation and its related companies ("KEC") from BDO Dunwoody Limited, in its capacity as court appointed Receiver and Manager of KEC, including its rights to the feature films *Virginia's Run*, *Kart Racer* and *Blizzard.* The library was acquired pursuant to an order of the Ontario Superior Court of Justice issued on April 12, 2006 at a price of $250,000 to be paid by way of a $50,000 deposit with the remainder to be secured by a first charge over the library assets and paid from the library's receivables over the next 6 months with the balance, if any, to be paid at the end of that 6-month period. The acquisition, which closed late yesterday, was completed through 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street.

This transaction reflects the company's mandate to acquire family films (G-PG-PG13) suitable for television, video/dvd and other emerging formats to build a "branded" library of filmed entertainment with sustainable distribution revenues.

Queen Street is also pleased to announce that it has engaged Range Corp. ("Range") to act as its financial advisor and to assist in its corporate finance activities. Range will work closely with Annette Grot, Queen Street's Vice President, Finance, in pursuing various library and other acquisition opportunities.
Range has agreed to convert $15,000 of its outstanding fees into 60,000 common shares of Queen Street, subject to the approval of the TSX Venture Exchange (the "TSXV"). Queen Street trades on the TSXV and after giving effect to the debt conversion will have 13,354,308 common shares outstanding.
Queen Street's strategy is to become a fully-integrated entertainment company, that distributes, finances, and produces small to mid-budget (under $15 million) commercial feature films and television productions for the family entertainment market.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222
Annette Grot, Vice President, Corp. Finance ext 231

04/28/2006 14:43 IFAX melissa@knightscove.com → Melissa Taylor 001/001

QUEEN STREET ENTERTAINMENT CAPITAL INC.
1971 Queen Street East, Main Floor
Toronto, Ontario M4L 1H9
416-691-6655 (TEL) 416-691-2168/8419 (FAX)

RECEIVED
2006 MAY 22 A 9:52

April 28, 2006

To: **Alberta Securities Commission**
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Securities Registry, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The TSX Venture Exchange
Corporations Canada
CDS Inc.

Dear Sirs/Mesdames:

Re: Notification of Meeting and Record Dates – Annual and Special Meeting

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	Queen Street Entertainment Capital Inc.
Date Fixed for the Meeting:	June 29, 2006
Record Date for Notice:	May 25, 2006
Record Date for Voting:	May 25, 2006
Beneficial Ownership Determination Date:	May 25, 2006
Class of securities entitled to receive notice:	COMMON SHARES
Class of securities entitled to vote:	COMMON SHARES
ISIN/CUSIP:	CA 74823X1078
OBO Distribution Payment:	Issuer will not pay for OBO's
Material Distributed to:	Non-Declining Holders

If you require further information, please contact the undersigned at ext 225 at the office of the Corporation.

Yours truly,

"Melissa Taylor"

Melissa Taylor
Vice President, Business and Legal Affairs

Form 52-109F1 – Certificate of Annual Filings

I, Annette Grot, acting Chief Financial Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date May 1, 2006

"Annette Grot"

Annette Grot
Acting Chief Financial Officer

Form 52-109F1 – Certificate of Annual Filings

I, Leif Bristow, Chief Executive Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date May 1, 2006

"Leif Bristow"

Leif Bristow
Chief Executive Officer

QUEEN STREET ENTERTAINMENT CAPITAL INC.

MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE TWELVE MONTHS ENDED December 31, 2005

DATED MAY 1, 2006

The following discussion and analysis should be read in conjunction with the audited annual financial statements of the Company for the twelve months ended December 31, 2005 and all of the notes contained therein.

This discussion contains certain forward-looking statements concerning the operations, economic performance and financial condition of Queen Street Entertainment Capital Inc. ("the Company" or "Queen Street") and wholly owned subsidiary Knightscove Family Films Inc. ('Knightscove"). These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are or will be beyond the control of Queen Street and Knightscove and reflect future business decisions that are subject to change. Some of these assumptions inevitably will not materialize and unanticipated events will occur that will affect the results of the Company. See the section below entitled, "Business Risks".

Date of Information

This management discussion and analysis ("MD&A") is dated May 1, 2006 and is in respect of the twelve months ended December 31, 2005.

Overview

Queen Street Entertainment Capital Inc. is incorporated under the laws of the Province of Ontario and is listed and posted for trading on the TSX Venture Exchange Inc. under the ticker symbol QE. Effective June 30, 2005, Queen Street acquired all of the issued and outstanding shares in the capital of Knightscove as its Qualifying Transaction outlined in the annual MD&A of the Company filed May 11, 2005. The Company is therefore no longer a Capital Pool Company but rather a regular issuer on the TSX Venture Exchange.

Queen Street is a fully integrated Canadian entertainment company specializing in the creation, acquisition and distribution of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television product and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

The discussion which follows will be on the basis of Queen Street and Knightscove taken as a combined entity and certain comparative financial data is restated on a consolidated basis. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.

Business Objectives & Strategy

The Company is focusing on its core activities of film creation, acquisition and distribution. Queen Street is actively pursuing expansion by way of acquisition of family film assets. A number of existing film libraries and film companies with distribution capacity have been identified as potential targets. Queen Street intends to build a substantial library and to bring under its umbrella an experienced international sales team with the ability to distribute complimentary film product.

Queen Street also intends to self-produce and distribute one to two films per year for purposes of establishing the Knightscove family "brand". To this end, it is undertaking to identify suitable film properties for development which may include optioning existing screenplays, developing new screenplays with selected writers or optioning rights in novels, screenplays, articles and life stories.

In order to realize these objectives, the Company will require additional sources of financing. Queen Street has access to external sources of funding for development and production financing, including Canadian and international distributors and broadcasters or Canadian Television Fund and/or other agencies. Concurrently the Company is pursuing private and corporate sources of funding for its acquisition activities.

Revenue Model by Business Segment

The source for Queen Street's three main revenue streams will be generated by Distribution, Library Sales and Proprietary Production.

i) Distribution:

The distribution of Queen Street's library as well as independent third party films is anticipated to be conducted through a wholly owned subsidiary expected to be called Knightscove International Releasing ("KIR"). KIR will generate commission-based revenue from the first and subsequent window licensing of distribution rights to independent productions and the Company's acquired films along with its proprietary productions. On a select basis, a minimum guarantee payment may be offered to independent third-party producers in order to attract high quality product and where appropriate, KIR will sub-license rights to other distributors. Queen Street expects to generate between 25% and 40% of gross sales in commissions from its distribution arm.

ii) Library Sales:

Generally 100% of revenue from sales will be directed to Queen Street for its library product and proprietary product with the exception of films that have been co-produced with international entities. International distribution rights will be exploited by KIR by selling the Company's acquired and proprietary films to distributors or broadcasters, country by country, or to regional cable-satellite broadcasters. The license terms of sales range from three to seven years. After this period the distribution rights will revert back to Queen Street allowing it to re-license the film to the same or other distributors and broadcasters. Initial sales will be made to theatrical distributors, followed by subsequent windows to Pay-TV, DVD and video distributors, network broadcasters and then cable networks. Specific distribution channels may be targeted depending on the film's characteristics. To date, Queen Street films have been licensed to distributors or broadcasters covering most countries in the world, including the major markets in the US, the UK, Australia, Germany, France and Japan including MGM/Sony and Alliance Atlantis.

iii) Proprietary Productions:

Proprietary productions allow a targeted building of a 'brand', which Queen Street intends to conduct through Knightscove. The Company anticipates producing one to two films per year in the C$4 million to C$10 million budget range. The production of these films will generate between 10% to 16% of the budget in producer fees and overhead. In addition, the preliminary stream of revenue arising from the granting of

initial theatrical and broadcast rights to the first window of proprietary productions is the most substantial a film will generate. As described above, the sale of these films will result in commissions to KIR and the sale of subsequent rights will result in additional license fees to Queen Street.

iv) Merchandising and Licensing &New Media Revenue:

Revenue streams from other ancillary rights will be pursued once Queen Street's library achieves sufficient audience awareness and critical mass. Although it may take a number of years for a film franchise to gain sufficient profile and market penetration in a major territory, the exploitation of these ancillary rights could become a major source of revenue.

Recent Developments

Queen Street announced its first acquisition of three completed feature length films on April 19th, 2006. All three titles, *"Blizzard", "Kate Racer"* and *"Virginia's Run"*, have been recipients of numerous awards including the "Best of Fest" winner at the 2004 Chicago International Children's Film Festival and Best Feature Film at the 2003 BAMmie 5th Annual BAMkids Film Festival in Brooklyn, NY. Additionally, all three titles have been distributed in their first 'window' by MGM/Sony in the United States and by Alliance Atlantis in Canada among others.

The Company has also announced a Letter of Intent to acquire the international distribution rights to a 43 title family library subject to financing and TSX approval. These titles are primarily high quality television movies, many of which have previously been broadcast on network television.

Annual Financial Information

The fiscal year end of the Company is December 31. However, the Company was incorporated on April 6, 2004 and did not become a "reporting issuer" pursuant to applicable securities legislation until August 5, 2004, the date a receipt was issued for its final prospectus. Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information is that of Knightscove.

A summary of selected financial information for the fiscal year ended December 31, 2005 and 2004 is as follows:

	Year Ended December 31, 2005 ($)	Year Ended December 31, 2004 ($)
Total revenue	0	0
Net loss:		
Total	(843,557)	(521,438)
Per share	(0.08)	(0.16)
Total assets	381,616	97,917
Long-term financial liabilities	0	0
Cash dividend	0	0

There were no changes in accounting policy from period to period.

Results of Operations

The Company did not generate any significant operating revenue in 2004 or 2005.

Liquidity

As at December 31, 2005 the Company had working capital of $44,190. This is calculated considering $158,451 in cash, accounts receivable and prepaid expenses less $114,261 in accounts payable and accrued liabilities. On March 22, 2006, the Company completed a private placement with gross proceeds in the amount of $200,000 which management believes is sufficient for the Company to meet its ongoing obligations and meet its objectives.

Capital Resources

The following table sets forth information regarding the Company's financings undertaken in 2005:

Financings	Actual Amounts ($)
Gross proceeds from private placements	581,996
Less estimated expenses and costs related to the private placements	36,908
Net proceeds from private placements	545,088

Prior to the reverse takeover, $131,996 in gross proceeds was raised by the Company. On July 13, 2005 the Company completed a private placement of common shares in which it raised gross proceeds of $250,000. On September 13, the Company retired a convertible debenture for $25,000 and issued 99,125 common shares. On October 14, 2005 the Company completed a further private placement of common shares in which it raised gross proceeds of $200,000.

Subsequent to year end, on March 22, 2006, the Company completed an additional private placement of common shares generating gross proceeds of $150,000 and of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000, for total gross proceeds of $200,000.

Queen Street is actively proceeding with additional private placements and financings in order to meet its business objectives.

Additional Disclosure for Venture Companies without Significant Revenue

During the fiscal year ended December 31, 2005 the Company incurred professional fee expenses of $64,762 attributable mostly to audit and legal fees, $50,670 in public reporting costs and $582,868 in personnel costs.

The following table sets forth a breakdown of material components of the general and administrative expenses of the Company for the fiscal years ended December 31, 2005 and 2004.

	Year Ended December 31, 2005 ($)	Year Ended December 31, 2004 ($)
Office	71,613	42,648
Ads & Promotion	2,167	10,148
Amortization	12,305	11,688
Travel	26,716	45,989

In addition to the above general and administrative expenses, the Company deferred an additional $133,449 of costs related to investment in film, increasing the balance from $68,802 to $202,251

Disclosure of Outstanding Share Data

As at the date hereof, the following is a description of the issued and outstanding equity securities and convertible securities of the Company:

	Authorized	Outstanding
Voting or equity securities issued and outstanding	An unlimited number of common shares. There were 12,694,308 common shares outstanding in December 2005.	13,294,308 [as of March 22, 2006]
Securities convertible or exercisable into voting or equity securities - Stock Options	375,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2004 (exercise price: $0.25 per Share; expiry date: October 2009). 125,000 options granted to William Richie were terminated on December 27, 2005. 775,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2005 (exercise price: $0.25 per Share; expiry date: December 7, 2010).	1,025,000
Securities convertible or exercisable into voting or equity securities - Subordinated Unsecured Convertible Promissory Notes	Two promissory notes in the principal amount of $25,000 each were issued on March 22, 2006. Both notes have a term of two years and bear an interest rate of 13% per annum paid semi-annually. (conversion price: $0.25 in year 1; $0.30 in year 2)	200,000
Securities convertible or exercisable into voting or equity securities - Agent's Options	Agent's options to acquire up to 300,000 Shares granted to the agent involved in the Company's initial public offering (exercise price: $0.25 per Share; expiry date: April 2006).	300,000
Securities convertible or exercisable into voting or equity securities - Warrants	Warrants issued to equity participants in March 2006 private placement to acquire up to 300,000 Shares (exercise price: $0.30 per Share; expiry date: March 2008)	300,000
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Queen Street has been notified that the holder of 300,000 Agent Options as listed above intends to exercise those options at a price of $0.25 per Share to yield $75,000 in gross proceeds to the Company.

Related Party Transactions

The Company has contracted verbally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day-to-day management of the Company. While a formal employment contract is being negotiated and will be considered by the Compensation Committee, Mr. Bristow's 2005 remuneration was set at $100,000, which has been recorded at the exchange amount. Mr. Bristow is also a shareholder, officer and director of the Company.

Queen Street has entered into a distribution arrangement with 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street, to distribute the rights to the three films, *"Blizzard", "Kate Racer"* and *"Virginia's Run"*, held by that company. All of the issued and outstanding shares in the capital of 2096013 Ontario Inc. were gifted to Queen Street for no consideration by its President and CEO, Leif Bristow.

Business Outlook

Through its existing industry relationships, Queen Street has the ability to identify and enter into agreements to acquire film library and distribution assets. Management believes there is significant value in consolidating family friendly media assets for distribution in the international markets. With a continued focus on financing these acquisitions, Queen Street intends to grow and expand its market presence at a significant pace.

Additional Information

Additional information relating to the Company and all of the Company's filings are available on SEDAR at www.sedar.com.

Forward Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion other than statements of historical facts, that address future acquisitions and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Queen Street Entertainment Capital Inc

Fiscal year end date used to calculate capitalization: Dec 31st, 2005

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end 12,604,308 (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) $0.25 (ii)

Market value of class or series (i) X (ii) = ______ (A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) ∅ (B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) ∅ (C)

(Repeat for each class or series of securities) ∅ (D)

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = ______

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $600.00

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = ______

Late Fee, if applicable

(As determined under section 2.5 of the Rule) $0.

RECEIVED
2006 MAY 22 A 9:33

QUEEN STREET ENTERTAINMENT CAPITAL INC.

MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2006

DATED MAY 30, 2006

The following discussion and analysis should be read in conjunction with the unaudited quarterly financial statements of the Company for the three months ended March 31, 2006 and all of the notes contained therein. The unaudited quarterly financial statements of the Company for the three months ended March 31, 2006 were not reviewed by our Auditors.

This discussion contains certain forward-looking statements concerning the operations, economic performance and financial condition of Queen Street Entertainment Capital Inc. ("the Company" or "Queen Street") and wholly owned subsidiary Knightscove Family Films ('Knightscove"). These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are or will be beyond the control of Queen Street and Knightscove and reflect future business decisions that are subject to change. Some of these assumptions inevitably will not materialize and unanticipated events will occur that will affect the results of the Company. See the section below entitled, "Business Risks".

Date of Information

This management discussion and analysis is dated May 30th, 2006 and is in respect of the Company's first quarter ended March 31, 2006.

Overview

Queen Street Entertainment Capital Inc. is incorporated under the laws of the Province of Ontario and is listed and posted for trading on the TSX Venture Exchange Inc. under the ticker symbol QE. Effective June 30, 2005, Queen Street acquired all of the issued and outstanding shares in the capital of Knightscove Family Films Inc. ("Knightscove") as its Qualifying Transaction outlined in the annual MD&A of the Company filed May 11, 2005. The Company is therefore no longer a Capital Pool Company but rather a regular issuer on the TSX Venture Exchange.

Queen Street is a fully integrated Canadian entertainment company specializing in the creation, acquisition and distribution of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television product and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

The discussion which follows will be on the basis of Queen Street and Knightscove taken as a combined entity and certain comparative financial data is restated on a consolidated basis. The Company's financial statements are prepared in accordance with Canadian GAAP and are presented in Canadian dollars.

Business Objectives & Strategy

The Company is focusing on its core activities of film creation, acquisition and distribution. Queen Street is actively pursuing expansion by way of acquisition of family film assets. A number of existing film

libraries and film companies with distribution capacity have been identified as potential targets. Queen Street intends to build a substantial library and to bring under its umbrella an experienced international sales team with the ability to distribute complimentary film product.

Queen Street also intends to self-produce and distribute 1 to 2 films per year for purposes of establishing the Knightscove family "brand". To this end, it is undertaking to identify suitable film properties for development which may include optioning existing screenplays, developing new screenplays with selected writers or optioning rights in novels, screenplays, articles and life stories.

In order to realize these objectives, the Company will require additional sources of financing. Queen Street has access to external sources of funding for development and production financing, including Canadian and international distributors and broadcasters or Canadian Television Fund and/or other agencies. Concurrently the Company is pursuing private and corporate sources of funding for its acquisition activities.

Revenue Model by Business Segment

The source for Queen Street's three main revenue streams will be generated by Distribution, Library Sales and Proprietary Production.

i) Distribution:

The distribution of Queen Street's library as well as independent third party films is anticipated to be conducted through a wholly owned subsidiary expected to be called Knightscove International Releasing ("KIR"). KIR will generate commission based revenue from the first and subsequent window licensing of distribution rights to independent productions and the Company's acquired films along with its proprietary productions. On a select basis, a minimum guarantee payment may be offered to independent third-party producers in order to attract high quality product and where appropriate, KIR will sub-license rights to other distributors. Queen Street expects to generate between 25% and 40% of gross sales in commissions from its distribution arm.

ii) Library Sales:

Generally 100% of revenue from sales will be directed to Queen Street for its library product and proprietary product with the exception of films that have been co-produced with international entities. International distribution rights will be exploited by KIR by selling the Company's acquired and proprietary films to distributors or broadcasters, country by country, or to regional cable-satellite broadcasters. The license terms of sales range from three to seven years. After this period the distribution rights will revert back to Queen Street allowing it to re-license the film to the same or other distributors and broadcasters. Initial sales will be made to theatrical distributors, followed by subsequent windows to Pay-TV, DVD and video distributors, network broadcasters and then cable networks. Specific distribution channels may be targeted depending on the film's characteristics. To date, Queen Street films have been licensed to distributors or broadcasters covering most countries in the world, including the major markets in the US, the UK, Australia, Germany, France and Japan including MGM/Sony and Alliance Atlantis.

iii) Proprietary Production:

Proprietary productions allow a targeted building of a 'brand', which Queen Street intends to conduct through Knightscove. The Company anticipates producing one to two films per year in the C$4 million to C$10 million budget range. The production of these films will generate between 10% to 16% of the budget in producer fees and overhead. In addition, the preliminary stream of revenue arising from the granting of initial theatrical and broadcast rights to the first window of proprietary productions is the most substantial a film will generate. As described above, the sale of these film will result in commissions to KIR and the sale of subsequent rights will result in additional license fees to Queen Street.

iv) Merchandising and Licensing &New Media Revenue:

Revenue streams from other ancillary rights will be pursued once Queen Street's library achieves sufficient audience awareness and critical mass. Although it may take a number of years for a film franchise to gain sufficient profile and market penetration in a major territory, the exploitation of these ancillary rights could become a major source of revenue.

Recent Developments

Queen Street entered into an agreement to purchase three completed feature length films on March 9th, 2006. All three titles, *"Blizzard"*, *"Kate Racer"* and *"Virginia's Run"*, have been recipients of numerous awards including the "Best of Fest" winner at the 2004 Chicago Int'l Children's Film Festival and Best Feature Film at the 2003 BAMmie 5th Annual BAMkids Film Festival in Brooklyn, NY. Additionally, all three titles have been distributed in their first 'window' by MGM/Sony in the United States and by Alliance Atlantis in Canada among others.

The Company has also announced a Letter of Intent to acquire the international distribution rights to a 43 title family library subject to financing and TSX approval. These titles are primarily high quality television movies, many of which have previously been broadcast on network television.

Annual Financial Information

The fiscal year end of the Company is December 31. However, the Company was incorporated on April 6, 2004 and did not become a "reporting issuer" pursuant to applicable securities legislation until August 5, 2004, the date a receipt was issued for its final prospectus. Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information is that of Knightscove.

A summary of selected financial information for the first quarter ended March 31, 2006 and December 31, 2005 is as follows:

	Quarter Ended March 31, 2006 ($)	**Year Ended December 31, 2005 ($)**
Total Revenue	0	0
Net income (loss):		
Total	(183,004)	(843,557)
Per share	(0.12)	(0.08)
Total assets	622,138	381,616
Long-term financial liabilities	45,913	0
Cash Dividend	0	0

There were no changes in accounting policy from period to period.

Results of Operations

The Company did not generate any significant operating revenue in 2004 or 2005 or in the first quarter of 2006.

Liquidity

As at March 31, 2006 the Company had working capital of ($191,183). This is calculated considering $146,442 in cash, accounts receivable and prepaid expenses less $337,625 in accounts payable and accrued liabilities. The negative working capital is primarily due to short term loans payable in the amount of $200,000 resulting from the commitment to purchase three feature length films (see above section *Recent Developments*). This amount is expected to be generated in library sales of the three acquired films prior to the scheduled payment date. Also, the Company has retained independent financial advisors to assist in the placement of additional private financings anticipated to be sufficient for the Company to meet its ongoing obligations and to meet its acquisition objectives.

Capital Resources

The following table sets forth information regarding the Company's financings undertaken in the first quarter ended March 31st, 2006:

Financings	Actual Amounts ($)
Gross proceeds from private placements	200,000
Less estimated expenses and closing costs related to the private placements	7,000
Net proceeds from private placements	193,000

Prior to the reverse takeover, $131,996 in gross proceeds was raised by the Company. On July 13, 2005 the Company completed a private placement of common shares in which it raised gross proceeds of $250,000. On September 13, the Company retired a convertible debenture for $25,000 and issued 99,125 common shares. On October 14, 2005 the Company completed a further private placement of common shares in which it raised gross proceeds of $200,000. On March 22nd, 2006, subsequent to year end, the Company completed an additional private placement of common shares generating gross proceeds of $150,000 and of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000, for total gross proceeds of $200,000.

Queen Street is actively proceeding with additional private placements and financings in order to meet its business objectives.

Additional Disclosure for Venture Companies without Significant Revenue

During the quarter ended March 31st, 2006 the Company incurred professional fee expenses of $17,496 attributable mostly to legal and audit fees; $9,361 in public reporting costs and $120,707 in personnel costs. The following table sets forth a breakdown of material components of the general and administrative expenses of the Company for the fiscal years ended December 31, 2005 and December 31, 2004.

	QuarterEnded March 31, 2006 ($)	Year Ended December 31, 2005 ($)
Office	17,398	71,613
Ads & Promotion	0	2,167
Amortization	8,396	12,305
Travel	2,417	26,716

In addition to the above general and administrative expenses, the Company deferred an additional $204,328 of costs related to investment in film, increasing the balance from $202,251 to $406,579 (including the purchase of the KEC Library less a $50,000 deposit paid in cash.).

Disclosure of Outstanding Share Data

As at the date hereof, the following is a description of the issued and outstanding equity securities and convertible securities of the Company:

	Authorized	Outstanding
Voting or equity securities issued and outstanding	An unlimited number of common shares.	13,294,308 [as of March 22, 2006]
Securities convertible or exercisable into voting or equity securities – Stock Options	375,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2004 (exercise price: $0.25 per Share; expiry date: October 2009). 125,000 options granted to William Richie were terminated on December 27, 2005. 775,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2005 (exercise price: $0.25 per Share; expiry date: December 7, 2010).	1,025,000
Securities convertible or exercisable into voting or equity securities – Subordinated Unsecured Convertible Promissory Notes	Two promissory notes in the principal amount of $25,000 each were issued on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. (conversion price: $0.25 in year 1; $0.30 in year 2)	200,000
Securities convertible or exercisable into voting or equity securities – Agent's Options	Agent's options to acquire up to 300,000 Shares granted to the agent involved in the Company's initial public offering (exercise price: $0.25 per Share; expiry date: April 2006).	300,000
Securities convertible or exercisable into voting or equity securities – Warrants	Warrants issued to equity participants of March 2006 private placement to acquire up to 300,000 Shares (exercise price: $0.30 per Share; expiry date: March 2008)	300,000
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Queen Street has been notified that the holder of 300,000 Agent Options as listed above intends to exercise those options at a price of $0.25 per Share to yield $75,000 in gross proceeds to the Company.

Related Party Transactions

The Company has contracted verbally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. While a formal employment contract is being negotiated and will be considered by the Compensation Committee, Mr. Bristow's 2005 annual remuneration was set at $100,000, which has been recorded at the exchange amount. Mr. Bristow is also a shareholder, officer and director of the Company.

Queen Street has entered into a distribution arrangement with 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street, to distribute the rights to the three films, *"Blizzard", "Kate Racer"* and *"Virginia's Run"*, held by that company. All of the issued and outstanding shares in the capital of 2096013 Ontario Inc. were gifted to Queen Street for no consideration by its President and CEO, Leif Bristow.

Business Outlook

Through its existing industry relationships, Queen Street has the ability to identify and enter into agreements to acquire film library and distribution assets. Management believes there is significant value in consolidating family friendly media assets for distribution in the international markets. With a continued focus on financing these acquisitions, Queen Street intends to grow and expand its market presence at a significant pace.

Additional Information

Additional information relating to the Company and all of the Company's filings are available on SEDAR at www.sedar.com.

Forward Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion other than statements of historical facts, that address future acquisitions and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

RECEIVED
'07 MAY 22 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 – Certificate of Interim Filings

I, Annette Grot, acting Chief Financial Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date May 31, 2006

"Annette Grot"
Annette Grot
Acting Chief Financial Officer

Form 52-109F2 – Certificate of Interim Filings

I, Leif Bristow, Chief Executive Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date May 31, 2006

"Leif Bristow"
Leif Bristow
Chief Executive Officer

Consolidated Financial Statements

Queen Street Entertainment Capital Inc

[the continued business of Knightscove Family Films Inc.]

For the quarter ending March 31, 2006

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED BALANCE SHEET
(Unaudited)

	As at Quarter End March 31 2006 Unaudited $	As at Year End Dec 31 2005 Audited $
ASSETS		
Current		
Cash	134,278	145,662
Accounts receivable	7,476	10,834
Prepaid expenses	4,688	1,955
Total current assets	146,442	158,451
Investment in films	206,579	202,251
KEC Library *[note 16]*	250,000	—
Equipment *[note 5]*	19,117	20,914
	622,138	381,616
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	137,625	114,261
Loan payable (short term) *[note 6(a)]*	200,000	—
Total current liabilities	337,625	114,261
Convertible Debentures *[note 6(b)]*	45,913	—
Shareholders' Equity (Deficiency)		
Share capital *[note 7[a]]*	1,609,250	1,483,100
Contributed surplus *[note 7[b]]*	177,350	149,250
Deficit	(1,547,999)	(1,364,995)
Total shareholders' equity (deficiency)	234,351	267,355
	622,138	381,616

See accompanying notes

On behalf of the Board:

"Rick Ferreira" — Director

"Michael Levine" — Director

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	As at Quarter End March 31	As at Year End Dec 31	As at Quarter End March 31
	2006 Unaudited $	**2005** Audited $	**2005** Unaudited $
Expenses (income)			
General and administrative	**174,594**	**830,190**	**225,554**
Amortization	**8,396**	**12,305**	**7,501**
Interest	**14**	**1,629**	**1,194**
Miscellaneous	—	**(567)**	—
Net loss for the year	**(183,004)**	**(843,557)**	**(231,848)**
Deficit, beginning of the period	**(1,364,995)**	**(521,438)**	**(614,060)**
Deficit, end of the period	**(1,547,999)**	**(1,364,995)**	**(845,908)**
Loss per share *[note 14]*			
Basic and diluted	**(0.12)**	**(0.08)**	**(0.02)**
Weighted average shares outstanding *[note 14]*			
Basic and diluted	**12,754,308**	**10,624,770**	**10,175,886**

See accompanying notes

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	As at Quarter End March 31	As at Year End Dec 31	As at Quarter March 31
	2006 Unaudited $	**2005** Audited $	**2005** Unaudited $
OPERATING ACTIVITIES			
Net loss for the period	**(183,004)**	**(843,557)**	**(231,848)**
Add items not affecting cash			
Shares issued for services *[note 7]*	**—**	**27,304**	**—**
Amortization of equipment	**8,396**	**12,305**	**1,179**
Stock options granted *[note 12]*	**—**	**93,000**	**—**
Accrued interest on convertible debenture	**163**	**1,560**	—
Changes in non-cash working capital			
Accounts receivable	**3,358**	**(6,666)**	—
Prepaid expenses	**(2,733)**	**(1,955)**	—
Decrease (increase) in other assets	**(11,130)**	**—**	**(44,238)**
Accounts payable and accrued liabilities	**223,566**	**28,755**	**(13,181)**
Cash used in operating activities	**38,616**	**(689,254)**	**(288,088)**
INVESTING ACTIVITIES			
Purchase of equipment	**—**	**(11,445)**	**—**
Investment in film	**(250,000)**	**(133,449)**	**—**
Cash used in investing activities	**(250,000)**	**(144,894)**	**—**
FINANCING ACTIVITIES			
Proceeds from issuance of convertible debenture *[note 6]*	**50,000**	**15,000**	—
Repayment of convertible debenture	**—**	**(25,000)**	**—**
Repayment of non-interest bearing loan	**—**	**(25,000)**	**—**
Issuance of shares *[note 7]*	**150,000**	**545,739**	**79.981**
Increase (decrease) in loan	**—**	**—**	**15,000**
Reverse takeover transaction *[note 4]*	**—**	**466,898**	—
Cash provided by financing activities	**200,000**	**976,637**	**94,981**
Net increase in cash during the year	**(11,384)**	**142,489**	**9,055**
Cash, beginning of year	145,662	3,173	3,895
Cash, end of year	**134,278**	**145,662**	**12,950**

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2006

1. GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared on a going concern basis, which presumes that Queen Street Entertainment Capital Inc. (the continued business of Knightscove Family Films Inc. ["Knightscove"]) [the "Company" or "Queen Street"] will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company has no revenues and incurred cumulative net losses since inception and an accumulated deficit as at March 31, 2006. The Company's ability to continue as a going concern is uncertain and is dependent upon its ability to generate sufficient future cash flow and obtain sufficient financing to fund its business to the point that it achieves profitable operations.

The Company is seeking additional financing with the objective of achieving sustainable positive net cash flow. The Company believes it will be successful in securing additional financing and as a result the Company believes it will be able to meet its short-term cash flow requirements. However, the outcome of obtaining additional financing cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. NATURE OF OPERATIONS

Queen Street is an issuer listed on the TSX Venture Exchange ["TSXV"], under the stock symbol QE. The Company was formed under the provisions of the TSX Venture Exchange's Capital Pool Company program [the "CPC Program"].

Queen Street is a Canadian entertainment company specializing in the creation, acquisition and distribution of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television products and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles ["GAAP"]. The significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of Queen Street Entertainment Capital Inc. and its wholly-owned subsidiary Knightscove *[note 4]*.

Investment in film

Investment in film properties represent the amortized costs of film productions produced and exploited by the Company and participation in properties produced and exploited by third parties. Costs capitalized include production costs and financing costs, capitalized interest and overhead costs incurred on commencement of principal photography.

Costs of producing films are capitalized and amortized using the individual film-forecast-computation method, whereby capitalized costs and estimated total costs of participations and residuals are charged to amortization expense on a program-by-program basis in the ratio that current year's revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or sale of programs. Under Canadian GAAP, ultimate revenue is projected for periods not exceeding 10 years from the date of delivery.

Properties are stated at the lower of amortized cost or estimated net realizable value as determined on an individual basis. Net realizable values of the films are determined using management's future revenue estimates wherein an event or change in circumstances indicates that the fair value of the film is less than its amortized cost. Revenue estimates will be reviewed periodically and amortization will be adjusted. These adjustments could have a material effect on results of operations in future periods.

Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film may be required as a consequence of changes in management's estimates over future revenue streams

Stock-based compensation plan

All stock-based awards granted to employees and non-employees are measured using a fair value based method. The fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in general and administrative expenses in the consolidated statements of loss and deficit and contributed surplus within shareholders' deficiency on the consolidated balance sheet. On the exercise of stock options, the total of the consideration received and the related accumulated contributed surplus is credited to share capital. The Company has estimated the fair value of the stock options using the Black-Scholes option pricing model.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	5 years
Computer software	2-5 years
Office furniture	3 years
Leasehold improvements	Term of the lease

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet date and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's consolidated financial statements include the impairment and useful lives of investment in film and equipment, estimation of fair value of stock-based compensation and the determination of valuation allowance for current income taxes. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company provides a valuation allowance to reduce future tax assets when it appears more likely than not that the asset will not be realized.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options is determined using the treasury stock method.

4. REVERSE TAKEOVER

Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information is that of Knightscove. Prior to the reverse takeover by Knightscove, Queen Street was not an operating business, therefore the reverse takeover does not constitute a business combination. The reverse takeover has been accounted for as an issuance of shares by Knightscove for gross proceeds of $579,682 less transaction costs of $169,034, which includes $56,250 attributable to the fair value of options issued to former directors, officers and agents of Queen Street.

As a result of the share exchange, all information related to common shares previously issued by Knightscove has been retroactively adjusted to reflect a 1.8586:1 stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

March 31, 2006

5. EQUIPMENT

	Quarter Ended March 31, 2006			Year Ended December 31, 2005		
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Computer equipment	**16,541**	**5,347**	**11,194**	16,541	4,389	12,152
Computer software	**7,101**	**1,073**	**6,028**	7,100	672	6,429
Office furniture	**5,250**	**3,354**	**1,896**	5,250	2,917	2,333
Leasehold improvements	**0**	**0**	**0**	16,015	16,015	—
	28,892	**9,775**	**19,117**	44,906	23,993	20,914

6. DEBT

[a] Short Term Loan Payable

On March 9th, 2006 the Company entered into an agreement to purchase certain assets of Knightscove Entertainment Corporation including its rights to three feature films; *"Blizzard"*, *"Kate Racer"* and *"Virginia's Run"*. The Company agreed to a price of $250,000 to be paid by way of a $50,000 deposit with the remainder of $200,000 to be paid from the library's receivables over the next six months with the remaining balance, if any, to be paid by the Company on September 11, 2006. As of May 2006, the Company has secured a contracted library sale of US$62,000 and an additional notice of a participation payment due in excess of US$100,000, both from major US studios.

[b] Convertible Debentures

As at March 31, 2006, the Company had outstanding convertible debentures in the aggregate principal amount of $50,000 consisting of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000. The debentures have a term of two years and yield an interest rate of 13% payable semi-annually with the first payment to be made September 22, 2006. At the debt-holder's option, the debt is convertible into common shares of the Company at a rate of $0.25 per share in the first year, or until March 22, 2007 and convertible into common shares of the Company at a rate of $0.30 per share in the second year, or until March 22, 2008. The convertible debenture has been split between liability and equity based on the residual method used to estimate the fair values of the loan payable and the conversion feature.

The carrying value for the loans payable is determined as follows:

	Quarter Ended **March 31, 2006** **$**	Year Ended December 31, 2005 **$**
Amount owing in respect of the KEC Library	**200,000**	—
Short Term Loan Payable	**200,000**	

	Quarter Ended **March 31, 2006** **$**	Year Ended December 31, 2005 **$**
Balance, beginning of year	—	44,650
Proceeds from issuance of convertible debenture	**50,000**	15,000
Amount allocated to equity portion *[note 7[b]]*	**(4,250)**	(2,140)
Add accrued interest	**163**	1,560
Repayment of convertible debenture	—	(25,000)
Conversion into shares	—	(34,070)
Long Term Loan Payable	**45,913**	—

7. SHAREHOLDERS' EQUITY (DEFICIENCY)

[a] Share capital

Authorized
Unlimited common shares with no par value

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

March 31, 2006

Issued and fully paid
During the quarter ended March 31st, 2006 and the years ended December 31, 2005 and 2004, the following changes in common shares occurred:

	#	$
Balance, January 1, 2004 [i]	2	1
Founder shares issued [ii]	3,691,243	199
Shares issued on private placement [iii]	1,279,170	341,616
Shares issued for professional fees [iv]	427,485	115,000
Founder shares issued [v]	4,646,579	250
Balance, December 31, 2004	10,044,479	457,066
Founder shares issued [vi]	185,863	10
Cancellation of founders shares [vii]	(6,665,053)	(359)
Shares issued on private placement [vii]	2,025,747	54,496
Shares issued for cash [viii]	288,088	77,500
Shares issued for services [viii]	764,059	27,304
Issuance in connection with reverse takeover *[note 4]*	4,152,000	410,648
Shares issued on private placement [ix]	1,000,000	229,496
Shares issued on conversion of convertible debenture	99,125	43,343
Shares issued on private placement [x]	800,000	183,596
Balance, December 31, 2005	**12,694,308**	**1,483,100**
Shares issued on private placement [xi]	600,000	150,000
Warrants issued on private placement [xi] *[note 7(b)]*		(23,850)
Outstanding Share Balance, March 31, 2006	**13,294,308**	**1,609,250**

[i] The number of common shares at January 1, 2004 of 2 reflects the 1.8586:1 stock split resulting from the reverse takeover transaction *[note 4]*.

[ii] During May, 2004, the Company issued 3,691,243 fully paid and non-assessable shares in the capital of the Company at nominal value to officers and employees of the Company. Of the 3,691,243 shares issued, 2,834,365 shares were issued to the President and CEO and parties related to him.

[iii] During November, 2004, the Company issued 1,279,170 common shares in a private placement at a fixed share price of $0.27 per share for total gross proceeds of $341,616. The costs of this private placement were nominal.

[iv] During November, 2004, the Company issued 418,192 common shares for services received amounting to invoiced amounts of $115,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

March 31, 2006

[v] During November, 2004, the Company issued 4,646,579 shares at nominal amounts to the President and CEO of the Company.

[vi] January, 2005, the Company issued 185,863 shares at nominal amounts to the President and CEO of the Company.

[vii]During May, 2005, the Company determined that shares should not have been subscribed and issued for nominal consideration. Of the founder shares issued, 6,665,053 were submitted for cancellation. The Company then proceeded to issue 2,025,747 shares at $0.09 per share. There remains 1,858,632 shares at nominal values issued to the President and CEO of the Company.

[viii] During May, 2005, the Company issued 764,059 common shares for services received amounting to invoiced amounts of $27,304.

[ix] During July, 2005, the Company issued 1,000,000 common shares in a private placement for total net proceeds of $250,000 at a share price of $0.25 per share, less transaction costs of $20,504.

[x] During October, 2005, the Company issued 800,000 common shares in a private placement for total gross proceeds of $200,000 at a share price of $0.25 per share, less transaction costs of $16,404.

[xi] During March 2006, the Company issued 600,000 common shares in a private placement for total gross proceeds of $150,000 at a share price of $0.25 per share, less estimated transaction costs of $7,000. Each common share was issued with a one half warrant attached, or 300,000 warrants, with a term of two years, exercisable into common stock at a price of $0.30 *[note 7(b)]*.

5,488,041 common shares are being held in escrow pursuant to agreements among the Company, the holders thereof and Pacific Corporate Trust Company dated July 26, 2004 and June 30, 2005. The securities are released from escrow every six months over a maximum period of 72 months ending June 2011. During the period 284,523 common shares were released from escrow.

[b] Contributed surplus

A summary of the changes in contributed surplus during the quarter ended March 31st, 2006 and the years ended December 31, 2005 and 2004 is as follows:

	$
Balance, January 1, 2004	—
Equity portion of convertible debenture issued	7,133
Balance, December 31, 2004	7,133
Equity portion of convertible debenture issued	2,140
Conversion of convertible debenture	(9,273)
Issuance of options related to the reverse takeover *[note 4]*	56,250
Stock-based compensation *[note 12]*	93,000
Balance, December 31, 2005	**149,250**
Equity portion of convertible debenture issued	4,250
Warrants issued on private placement	23,850
Balance, March 31, 2006	**177,350**

The Black-Scholes option pricing model was employed using the following assumptions to calculate the fair value of the a) equity portion of convertible debenture issued, and b) warrants granted during the quarter:

Fair value of the	
a) equity portion of convertible debenture issued, and	**$4,250**
b) warrants granted during the quarter:	**$23,850**
Weighted-average assumptions	
Risk-free interest rate	**3.35%**
Dividend yield	**0%**
Volatility	**75%**
Expected 'option' life	**2 years**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

March 31, 2006

8. LEASE COMMITMENTS

The Company did not enter into any leases in the quarter ended March 31st, 2006. During the fiscal year ended December 2005, the Company entered into a lease for a photocopier. Annual minimum payments under operating leases are as follows:

	$
2006	2;416
2007	2,416
2008	1,812
2009 and thereafter	—

9. RELATED PARTY TRANSACTION

The Company has contracted verbally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. While a formal employment contract is being negotiated and will be considered by the Compensation Committee, Mr. Bristow's 2005 remuneration was set at $100,000. Mr. Bristow is also a shareholder, officer and director of the Company.

10. INCOME TAXES

As of December 31st, 2005, the income tax recovery differs from the amount obtained by applying the combined federal and provincial income tax rates to loss before income taxes. The difference relates to the following items:

	Year Ended December 31st,	
	2005 **$**	**2004** **$**
Combined statutory income tax rate	**36.1%**	36.1%
Expected income tax recovery	**(304,693)**	(188,000)
Decrease in income tax recovery resulting from:		
Permanent differences	**35,469**	—
Valuation allowance	**265,427**	188,000
Other	**3,796**	—
	—	—

The tax effects of temporary differences and net operating losses that give rise to future tax assets are as follows:

	Year Ended December 31st, 2005 $	2004 $
Future tax assets		
Non-capital losses carried forward	**399,678**	149,000
Carrying value of equipment in excess of tax basis	**4,084**	—
Financing costs	**10,665**	—
Total future tax assets	**414,427**	149,000
Less valuation allowance	**(414,427)**	(149,000)
Net future tax assets	**—**	—

At December 31, 2005, the Company's deductible temporary differences for which no related future tax assets have been recognized include accumulated non-capital losses for income tax purposes of $1,106,529, which can be carried forward to reduce future Canadian taxable income. Since it is not more likely than not that the Company will be able to realize the benefit of the unused tax losses, a valuation allowance in respect of all future income taxes has been provided.

The non-capital losses which cannot be carried forward indefinitely expire as follows:

	$
2011	403,000
2012	703,529
	1,106,529

11. FINANCIAL INSTRUMENTS

Fair value:
The fair values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values due to their short-term nature.

Interest rate risk:
The Company has minimal exposure to interest rate risk as the Company is largely funded by equity.

12. STOCK-BASED COMPENSATION

The Company has adopted an incentive stock option plan for the benefit of its directors, officers and technical consultants whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and technical consultants.

The number of common shares reserved for issuance to any individual director or officer will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed 2% of the issued and outstanding common shares.

Effective as at the date of the reverse takeover transaction on June 30, 2005, the Company issued 300,000 stock options to the agent involved in the initial public offering at an exercise price of $0.25 per common share. The options expire in April 2006. The Company also issued 375,000 stock options to directors and officers at an exercise price of $0.25 per common share, which were to expire in October 2009. The fair value of these options determined as at June 30, 2005 have been included in the costs of the transaction *[note 4]*. In October 2005, one director resigned resulting in the retiring of 125,000 options.

In fiscal year 2005, the Company issued 775,000 stock options to officers and directors under the Company's incentive stock option plan at an exercise price of $0.25 per common share. The options are fully vested and expire in December 2010.

A summary of the options outstanding under the plan as at December 31, 2005 and 2004 and changes during the years then ended is presented below. No additional employee stock options were granted in the quarter ended March 31st, 2006.

	Number of Options #	**Weighted average exercise price** $
Outstanding, beginning of year	—	—
Granted	**1,450,000**	**0.25**
Retired	**(125,000)**	**0.25**
Outstanding and exercisable, end of year	**1,325,000**	**0.25**

The following table summarizes stock option information outstanding as at December 31, 2005. No additional employee stock options were granted in the quarter ended March 31st, 2006.

Exercise price $	Number outstanding #	Weighted average remaining life [years]	Number exercisable #
0.25	**1,325,000**	**3.10**	**1,325,000**

The Black-Scholes option pricing model was employed using the following assumptions to calculate the fair value of stock options granted during 2005:

Fair value of stock options granted during the year	**$93,000**
Weighted-average assumptions	
Risk-free interest rate	**3.9%**
Dividend yield	**0%**
Volatility	**85%**
Expected option life	**5 years**

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31st, 2005 $	2004 $
Income taxes paid	—	—
Interest expense paid	155	—

14. LOSS PER SHARE

For the quarter ended March 31st, 2006 and the years ended December 31, 2005 and 2004, all dilutive instruments such as stock options were excluded from the calculation of diluted loss per share as the effect of including them would have been anti-dilutive.

15. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 financial statements.

16. SUBSEQUENT EVENTS

On April 19, 2006, the Company completed its first acquisition of three completed feature length films for $250,000 to be paid by way of a $50,000 deposit with the remainder to be secured by a first charge over the library assets and paid from the library's receivables over the next 6 months with the balance, if any, to be paid at the end of that 6-month period. The initial agreement for this transaction was entered into on March 9th, 2006. As of May 2006, the Company has secured a contracted library sale of US$62,000 and an additional notice of a participation payment due in excess of US$100,000, both from major US studios.

The Company has also announced a letter of intent to acquire the international distribution rights to a 43 title family library subject to financing and TSXV approval. These titles are primarily television movies, many of which have been broadcast previously on network television.

QUEEN STREET ENTERTAINMENT CAPITAL INC.
(the "Company")

CHARTER OF THE BOARD OF DIRECTORS

1. PURPOSE AND RESPONSIBILITY OF THE BOARD

By approving this Charter, the Board explicitly assumes responsibility for the stewardship of the Company and its business[1]. This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of the Company's business and affairs.[2]

2. REVIEW OF CHARTER

The Board shall review and assess the adequacy of this Charter annually[3] and at such other times as it considers appropriate, shall consider such amendments to this Charter as the Nominating and Corporate Governance Committee of the Board shall recommend, and shall make such amendments to this as it considers necessary or appropriate.

CONSTITUTION OF THE BOARD

3. ELECTION AND REMOVAL OF DIRECTORS

3.1 Number of Directors

The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time, within any range as may be set out in the Company's articles at such time, but in any event there shall be no less than three (3) Directors.[4]

3.2 Election of Directors

Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected.

---

[1] Section 3.4 of National Policy 58-201 ("NP 58-201") (Corporate Governance Guidelines) recommends that, "the board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer…."

[2] Section 115 of the Business Corporations Act (Ontario) ("OBCA") states that, "Subject to any unanimous shareholders agreement, the directors shall manage or supervise the management of the business and affairs of a corporation."

[3] NP 58-201 Section 3.18 (a)

[4] OBCA Section 115 (2), Policy 3.1 (Directors, Officers and Corporate Governance) of the TSX Venture Exchange ("TSXV") Section 2.1

3.3 Vacancies

The Board may appoint a member to fill a vacancy which occurs in the Board between annual elections of Directors, to the extent permitted by the OBCA.

3.4 Ceasing to be a Director

A Director will cease to hold office[5] when he or she:

(i) resigns in writing;
(ii) is removed from office by an ordinary resolution of the shareholders;
(ii) dies; or
(iv) becomes disqualified from action as a Director.

4. CRITERIA FOR DIRECTORS

4.1 Qualifications of Directors

Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.[6]

4.2 Residency

A majority of the Directors shall be resident Canadians.[7]

4.3 Independence of Directors

The composition of the Board shall comply with all statutory and regulatory requirements to which the Company is subject. Without limiting the generality of the foregoing, at least one-third of the Directors shall not be officers or employees of the Company or any of its affiliates.[8]

At least a majority of the Directors shall be independent as "independence" is defined for purpose of board composition under applicable regulatory[9] and stock exchange requirements.

4.4 Other Criteria

The Board may establish other criteria for Directors as contemplated in this Charter.

[5] OBCA Section 121, see also TSXV Policy 3.1 Section 2.4
[6] OBCA Section 118
[7] OBCA Section 118 (3)
[8] OBCA Section 115 (3)
[9] NI- 58-101 states that in a jurisdiction other than BC a director is "independent" if he or she would be independent within the meaning of section 1.4 of MI 52-110 (Audit Committees)

5. BOARD CHAIRMAN

5.1 Chairman to be Appointed Annually

The Board shall appoint the Chairman annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected. If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

6. REMUNERATION OF DIRECTORS AND RETAINING ADVISORS

6.1 Remuneration

Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Compensation Committee of the Board.

6.2 Retaining and Compensating Advisors

Each Director shall have the authority to retain outside counsel and any other external advisors from time to time as appropriate with the approval of the Chairman of the Nominating and Corporate Governance Committee, which approval may not be unreasonably withheld or delayed.

7. MEETINGS OF THE BOARD

7.1 Time and Place of Meetings

Meetings of the Board shall be called and held in the manner and at the location contemplated in the Company's by-laws.

7.2 Frequency of Board Meetings

The Board shall meet at least four times per year on a quarterly basis.

7.3 Quorum

In order to transact business at a meeting of the Board:

(a) at least a majority of Directors then in office shall be present or participating; and

(b) at least a majority of the Director's present must be resident Canadian (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present,

must approve the business transacted at the meeting whether in writing, by phone or otherwise).[10]

7.4 Secretary of the Meeting

The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

7.5 Right To Vote

Each member of the Board shall have the right to vote on matters that come before the Board.

7.6 Invitees

The Board may invite any of the Company's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

8. IN CAMERA SESSIONS[11]

8.1 *In Camera* Sessions of Non-Management Directors

At the conclusion of each meeting of the Board, the Directors shall meet without any member of management being present (including any Director who is a member of management).

8.2 *In Camera* Sessions of Independent Directors

At the conclusion of each meeting of the Board, the independent Directors shall meet without any member of management or any non-independent Director being present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

9. DELEGATION AND RELIANCE

9.1 Delegation to Committees

The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from

[10] OBCA Section 126 (7)

[11] NP 58-201, Section 3.3 recommends that independent directors should hold regularly schedule meetings at which non-independent directors and members of management are not in attendance.

delegating. However, no committee of the Board shall have the authority to make decisions which bind the Company, except to the extent that such authority has been expressly delegated to such committee by the Board.

9.2 Requirement for Certain Committees

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate[12]:

(a) Audit Committee[13];
(b) Nominating and Corporate Governance Committee;
(c) Compensation Committee.

9.3 Composition of Committees

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with listing requirements of the Stock Exchanges and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

9.4 Review of Charters

On an annual basis, the Board will review the recommendations of the Nominating and Corporate Governance Committee with respect to the charters of each committee of the Board. The Board will approve those changes to the charters that it determines are appropriate.

9.5 Delegation to Management

Subject to the Company's articles and by-laws, the Board may designate the offices of the Company, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Company, except to the extent that such delegation is prohibited under the OBCA or limited by the articles or by-laws of the Company or by any resolution of the Board or policy of the Company.

9.6 Limitation on Management Authority

[12] NP 58-201, Section 3.10 recommends that the board should appoint a nominating committee, Section 3.15 recommends that the board should appoint a compensation committee, Section 3.4 (g) footnote says that the issuer "may consider appointing a corporate governance committee"

[13] MI52-110 Section 2.1 states that "Every issuer must have an audit committee", see also TSXV Policy 3.1 Section 10

The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

(a) all decisions which are outside of the ordinary course of the Company's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new commercial relationships);

(b) any expenditure above an amount specified by the Board from time to time;

(c) appointment of officers; and

(d) such other matters as the Board may determine from time to time.

9.7 Reliance on Management

The Board is entitled to rely in good faith on the information and advice provided to it by the Company's management.

9.8 Reliance on Others

The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

9.9 Oversight

The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

10. DUTIES OF INDIVIDUAL DIRECTORS

10.1Fiduciary Duty and Duty of Care

In exercising his or her powers and discharging his or her responsibilities, a Director shall:

(a) act honestly and in good faith with a view to the best interests of the Company; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.[14]

10.1 Compliance with OBCA and Constating Documents

A Director shall comply with the OBCA and the regulations to the OBCA as well as the Company's articles and by-laws.

10.2 Compliance with Company's Policies

A Director shall comply with all policies of the Company applicable to members of the Board as approved by the Board.

11. RESPONSIBLITIES OF DIRECTORS

11.1 Responsibilities Set out in Charter

A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

11.2 Orientation and Education

A Director shall participate in the orientation and continuing education programs developed by the Company for the Directors.

11.3 Meeting Preparation and Attendance

In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

(a) review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such materials was delivered to the Director; and

(b) attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

11.4 Assessment

A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

11.5 Other Responsibilties

[14] OBCA Section 134, see also TSVX Policy 3.1 Section 7

A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

12. BOARD RESPONSIBILITY FOR SPECIFIC MATTERS

12.1 Responsibility fpr Specific Matters

The Board explicitly assumes responsibility for the matters set out in Sections 13 to 17 of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of the Company's business and affairs.

12.2 Delegation to Committees

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

13. CORPORATE GOVERNANCE GENERALLY

13.1 Governance Practices and Principles

The Board shall be responsible for developing the Company's approach to corporate governance.[15]

13.2 Governance Disclosure

The Board shall approve disclosure about the Company's governance practices in any document before it is delivered to the Company's shareholders or filed with securities regulators or with the Stock Exchanges.

13.3 Certification

The Board shall review and approve before it is filed, each certification required to be delivered by the Company's CEO and/or CFO to the Stock Exchanges with respect to the Company's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

13.4 Delegation to Nominating and Corporate Governance Committee

[15] NP 58-201 Section 3.4 (g)

The Board may direct the Nominating and Corporate Governance Committee to consider the matters contemplated in this and to report and make recommendations to the Board with respect to these matters.

14. RESPONSIBLITIES RELATING TO MANAGEMENT

14.1 Integrity of Management[16]

The Board shall, to the extent feasible, satisfy itself:

(a) as to the integrity of the CEO and other senior officers; and

(b) that the CEO and other senior officers create a culture of integrity throughout the organization

14.2 Succession Planning[17]

The Board shall be responsible to succession planning, including appointing training and monitoring senior management.

14.3 Executive Compensation Policy[18]

The Board shall receive recommendations of the Compensation Committee and make such determinations as it considers appropriate with respect to:

(a) CEO's compensation level;

(b) non-CEO officer compensation;

(c) director compensation;

(d) incentive-compensation plans; and

(e) equity-based plans.

15. OVERSIGHT AND OPERATION OF THE BUSINESS

15.1 Risk Management[19]

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of the

---

[16] NP 58-201 Section 3.4 (a)
[17] NP 58-201 Section 3.4 (d)
[18] NP 58-201 Section 3.17
[19] NP 58-201 Section 3.4 (c)

Company's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

15.2 Strategic Planning Process[20]

The Board shall adopt a strategic planning process and shall approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

15.3 Internal Control and Management Information Systems[21]

The Board shall review the reports of management and the Audit Committee concerning the integrity of the Company's internal control and management information systems. Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to such systems to ensure the integrity of such systems.

15.4 Communications Policy and Feedback Process

(a) The Board shall review and, if determined appropriate, approve a communication policy for the Company for communicating with shareholders, the investment community, the media, government and their agencies, employees and the general public. The Board shall consider, among other things, the recommendations of management and the Nominating and Corporate Governance Committee with respect to this policy[22].

(b) The Board shall establish a process pursuant to which the Board can receive feedback from securityholders.[23]

15.5 Financial Statements

(a) The Board shall receive regular reports from the Audit Committee with respect to the integrity of the Company's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

(b) The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of the Company to be delivered to shareholders. If appropriate, the Board shall approve such financial statements.

15.6 Capital Management

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[20] NP 58-201 Section 3.4 (b)
[21] NP 58-201 Section 3.4 (f)
[22] NP 58-201 Section 3.4 (e)
[23] NP 58-201 Section 3.4 (i)

The Board shall receive regular reports from management on the structure and management of the Company's capital.

15.7 Code of Business Conduct and Ethics[24]

The Board will review and approve a Code of Business Conduct and Ethics for the Company. In adopting this code, the Board will consider the recommendations of the Nominating and Corporate Governance Committee concerning its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

15.8 Compliance and Disclosure[25]

The Board will direct the Nominating and Corporate Governance Committee to monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto. The Board will consider any report of the Nominating and Corporate Governance Committee concerning these matters, and will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Director or senior officer of the Company from complying with the Code of Business Conduct and Ethics.

16. NOMINATION OF DIRECTORS

16.1 Nominations and Appointment of Directors

(a) The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(b) The Board shall adopt a process[26] recommended to it by the Nominating and Corporate Governance Committee pursuant to which the Board shall :

  a. Consider what competencies and skills the Board, as a whole, should possess; and
  b. Assess what competencies and skills each existing Director possesses.

17. BOARD EFFECTIVENESS

[24] NP 58-201 Section 3.8
[25] NP 58-201 Section 3.9
[26] NP 58-201 Section 3.12

17.1 Position Descriptions[27]

The Board shall review and, if determined appropriate, approve the recommendations of the Nomination and Corporate Governance Committee concerning formal position descriptions for:

(a) the Chairman of the Board and for the Chairman of each committee of the Board; and

(b) the CEO.

17.2 Director Orientation and Continuing Education[28]

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Corporate Governance Committee concerning:

(a) a comprehensive orientation program for new Directors; and

(b) a continuing education program for all Directors.

17.3 Board, Committee and Director Assessments[29]

The Board shall review and, if determined appropriate, adopt a process recommended by the Nominating and Corporate Governance Committee for assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors on an annual basis.

17.4 Annual Assessment of the Board[30]

Each year the Board shall assess its performance and effectiveness in accordance with the process established by the Nominating and Corporate Governance Committee.

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[27] NP 58-201 Section 3.5
[28] NP 58-201 Section 3.6
[29] NP 58-201 Section 3.18
[30] NP 58-201 Section 3.18

CODE OF PROFESSIONAL CONDUCT
FOR CHIEF EXECUTIVE OFFICER AND SENIOR EXECUTIVES

The Board of Directors has adopted this Code of Professional Conduct (the "Code") for the Chief Executive Officer, the Chief Financial Officer and other senior executive officers (each, a "Senior Executive") of Queen Street Entertainment Capital Inc. (the "Corporation") to deter wrongdoing and promote honest and ethical conduct in the practice of financial management; full, fair accurate, timely and understandable disclosure; and compliance with all applicable laws and regulations. The Senior Executives are expected to abide by this Code as well as all other applicable business policies, standards and guidelines of the Corporation.

As a senior executive you will:

1. Act with honesty and integrity.
2. Avoid actual or apparent conflicts of interest between your personal and professional relationships and never use or attempt to use your position to obtain any improper personal benefit for yourself, your family, or any other person.
3. Observe both the form and spirit of technical and ethical accounting standards.
4. Ensure that the Corporation's disclosure is full, fair, accurate, complete, objective, relevant, timely and understandable, including in its filings with and other submissions to the applicable securities commissions.
5. Comply with all applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.
6. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting materials facts or allowing your independent judgment to be subordinated.
7. Respect the confidentiality of information acquired in the course of your work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of your work will not be used for personal advantage.
8. Not unduly or fraudulently influence, coerce, manipulate, or mislead any authorized audit or interfere with any auditor engaged in the performance of an internal or independent audit of the Corporation's financial statements or accounting books and records.

If you are aware of any suspected or known violations of this Code, you have a duty to promptly report such concerns to the Chief Legal Officer and to the Chair of the Audit Committee.

You understand that you will be held accountable for your adherence to this Code. Your failure to observe the terms of this Code may result in disciplinary action, up to and including termination of employment. Violations of this Code may also constitute violations of law and may result in civil and criminal penalties for your and/or the Corporation.

Attention Business Editors:

Queen Street Entertainment Capital Inc. is pleased to report Q2 receivables from MGM and Warner Bros.

TORONTO, June 21, 2006 /CNW/ - Queen Street Entertainment Capital Inc. ("Queen Street") (TSX Venture: QE) is pleased to report that it has received royalty statements related to the company's recently acquired films with sufficient royalties due to pay the balance of the purchase price of the three films prior to the September due date.

In April 2006, Queen Street reported to shareholders that it had acquired three films which the management team had previously been responsible for creating. The films, ***Virginia's Run, Blizzard*** and ***Kart Racer***, were purchased for a total sum of $250,000 to be paid by way of a $50,000 down payment and a $200,000 loan payable due on September 11, 2006.

MGM purchased distribution rights to all three films in the United States in the Video/DVD and TV markets with the exception of ***Virginia's Run*** which is represented by **Warner Bros**. in the United States TV market.

The combined receivables from **MGM** and **Warner Bros** as of May 31, 2006 exceed the amount owing to complete the purchase price. The company expects receipt of the funds prior to the end of the quarter ended June 30th 2006. This is a significant milestone for the company in that **MGM** has now recouped its initial advance related to ***Blizzard*** and ***Kart Racer***. As a result, Queen Street anticipates royalty payments to be due to the company in subsequent royalty statements as these films are re-licensed on US television and as DVD sales continue. **MGM** is also nearing recoupment of its advances with respect to ***Virginia's Run*** DVD sales and Queen Street expects to commence receiving participation revenue shortly on this title as well.

Queen Street's management is focused on completing the acquisition of additional library titles to strengthen its sustainable revenue base and to expand its distribution plans to become a leader in the distribution of Family Friendly Films and Television Product. The company specifically focuses on G, PG and PG 13 material avoiding products with gratuitous sexual or violent content.

The Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The Exchange has in no way passed upon the merits of the Qualifying Transaction and has neither approved nor disapproved of the contents of this press release.

For further information: Queen Street Entertainment Capital Inc., Leif Bristow, President and Chief Executive Officer, (tel) (416) 691-6655 ext 222; or Annette Grot VP & CFO, ext. 231

QUEEN STREET ENTERTAINMENT CAPITAL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of Queen Street Entertainment Capital Inc. (the "Corporation") will be held at the offices of Heenan Blaikie LLP Suite 2600, 200 Bay Street, South Tower, Royal Bank Plaza, Toronto, Ontario, Canada, on Thursday the 29th day of June, 2006 at 4:00 p.m. in the afternoon (Toronto time) for the following purposes:

(a) to receive the financial statements of the Corporation for the fiscal year ended December 31, 2005 and the report of the auditors thereon;

(b) to elect directors;

(c) to appoint auditors and to authorize the directors to fix their remuneration;

(d) to consider and, if deemed advisable, to pass, a special resolution amending the articles of incorporation of the Corporation to add a new class of preferred variable voting shares and approve the entering into by the Corporation of a shareholder(s) agreement related thereto, subject to all applicable securities and regulatory requirements;

(e) to consider and, if deemed advisable, to pass a resolution approving the issuance from time to time of additional securities consisting of common shares, or convertible into common shares, resulting in the issuance of an aggregate of up to twenty-five million (25,000,000) common shares in the capital of the Corporation, subject to all applicable securities and regulatory requirements;

(f) to approve the stock option plan of the Corporation, in compliance with regulatory requirements to obtain annual shareholder approval of any "rolling" stock option plan; and

(g) to transact such other business as may properly come before the Meeting or any adjournment thereof,

all as described in greater detail in the management information circular of the Corporation dated June 5th, 2006 (the "Management Information Circular").

The directors of the Corporation have fixed the close of business on Thursday May 25, 2006 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Toronto, Ontario, as of the 5th day of June, 2006.

BY ORDER OF THE BOARD

Melissa E. Taylor
Vice President, Business & Legal Affairs and Secretary

A copy of the Management Information Circular and form of proxy accompany this notice. Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting, are requested to date, sign and return the accompanying proxy in the envelope provided for that purpose.

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with the Corporation's registrar and transfer agent, Pacific Corporate Trust Company, **510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 Fax: 604-689-8144 Attention: Proxy Department** at least 48 hours prior to the commencement of the Meeting or any adjournment thereof or with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

QUEEN STREET ENTERTAINMENT CAPITAL INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management (the "Management") of Queen Street Entertainment Capital Inc. (the "Corporation" or "Queen Street") for use at the Annual and Special Meeting of Shareholders (the "Meeting") of the Corporation to be held on Thursday, June 29th, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as of the date hereof, except as otherwise noted herein. It is expected that the solicitation of proxies will be primarily by mail. However, proxies may also be solicited by telephone, facsimile or in person by employees of the Corporation. The total cost of the solicitation will be borne by the Corporation.

The Corporation will pay the reasonable costs incurred by persons who are the registered but not beneficial owners of shares (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Meeting, Management Information Circular, financial statements and related management's discussion and analysis ("MD&A") and form of proxy to the beneficial owners of shares which are registered in the names of such persons. Payments will be made upon receipt of an appropriate invoice. The Corporation will furnish to such persons, upon request to the Secretary of the Corporation, 1971 Queen Street East, Ground Floor, Toronto, Ontario, M4L 1H9 (Tel. (416) 691-6655 extension 225) and without additional cost, additional copies of the Notice of Meeting, Management Information Circular, financial statements and related MD&A and form of proxy required for this purpose.

PROXIES AND VOTING

Shareholders who are unable to attend the Meeting in person and who wish to have their shares voted at the Meeting are requested to date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. Proxies must be deposited (i) with the Corporation's transfer agent and registrar, Pacific Corporate Trust Company, **510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 Fax: 604-689-8144 Attention: Proxy Department** at least 48 hours prior to the commencement of the Meeting or any adjournment thereof, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof, in order for the shares represented thereby to be voted at the Meeting or any adjournment thereof.

The shares represented by any proxy in favour of the nominees of Management named therein will be voted for, against or withheld from voting with respect to the matters described herein in accordance with the instructions provided in any such proxy. **In the absence of any specification, such proxies will be voted FOR the election of directors, FOR the appointment of auditors and the authorization of the Board to fix their remuneration, FOR the amendment to the articles of incorporation to add a new class of preferred variable voting shares and the entering into by the Corporation of a shareholder(s) agreement related thereto, FOR the issuance of additional securities from time to time, and FOR the approval of the stock option plan, all as specified in this Management Information Circular.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Management knows of no other matters to come before the Meeting other than matters referred to in the Notice of Meeting. If any matters which are not now known should properly come before the Meeting or if any amendments or variations to the matters referred to in the Notice of Meeting are presented for consideration at the Meeting, the forms of proxy will be voted on such matters, amendments and variations in accordance with the best judgment of the person voting the proxy.

A shareholder has the right to appoint a person (who need not be a shareholder) as proxy holder to attend and act on his, her or its behalf at the Meeting other than the representatives of Management designated in the enclosed form of proxy. The shareholder may exercise this right by inserting the name of the nominee in the space provided in the

enclosed form of proxy or may complete another appropriate form of proxy, and in each case delivering the completed proxy in the manner set forth above.

NON-REGISTERED HOLDERS

Only registered holders of shares of the Corporation or the person(s) they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are not registered in the name of the holder but are rather registered either (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, financial statements and related MD&A and form of proxy (collectively the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form" or a "proxy authorization form") which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to be validly constituted, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided under "Proxies and Voting" above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares of the Corporation which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other persons') name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

REVOCATION OF PROXIES

Any shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing at the principal office of the Corporation, 1971 Queen Street East, Ground Floor, Toronto, Ontario, M4L 1H9, to the attention of the Secretary, on or before the last business day preceding the day of the Meeting or any adjournment thereof or, as to any matter upon which a vote has not already been cast pursuant to the authority conferred by such proxy, with the Chair of the Meeting on the day of the Meeting

or any adjournment thereof, or by any other manner permitted by law.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF VOTING SECURITIES

As at the close of business on May 25, 2006 (the "record date"), the Corporation had 13,594,308 common shares (each a "Common Share") outstanding. Each holder of Common Shares is entitled to one vote for each Common Share registered in such holder's name as at the close of business on the record date.

The directors and senior officers of the Corporation do not know of any person or company who at the date hereof beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation, other than:

Name of Shareholder	Number of Common Shares	Percentage of Outstanding Common Shares
Leif Bristow (1)	3,230,456	23.76%

(1) in addition to the Common Shares, Leif Bristow holds warrants to acquire an additional 50,000 Common Shares and holds convertible debt in the outstanding principal amount of $25,000 which is convertible into Common Shares at $0.25 until March 22, 2007, and thereafter at $.30 until maturity at March 22, 2008

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Corporation shall have a minimum of three and a maximum of ten directors. The number of directors is currently set at five. The directors elected at the Meeting will hold office until the close of the next annual meeting or until their successors are elected or appointed, whichever occurs first. The persons named in the form of proxy for use by the shareholders intend to vote for the election of the persons indicated below as directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for the election of another person or persons in their discretion.

The following table, the notes thereto and the professional biographies immediately following such table set forth the names and respective municipalities of residence of the persons proposed to be nominated by Management for election as directors, their principal occupations, businesses or employments for the five preceding years, all positions and offices with the Corporation presently held by them, the date on which they were first elected or appointed as directors (if applicable) and the number of Common Shares beneficially owned or controlled by them:

Name and Municipality of Residence	Principal Occupation/or/ Office held with Corporation	Date First Became a Director	Number of Common Shares beneficially owned or controlled[5]
Leif Colvin Bristow (1) Toronto, Ontario	Chief Executive Officer and President, Queen Street	October, 2005	3,230,456
Rick Michael Ferreira (2)(3)(4) Scottsdale, Arizona	Chief Executive Officer, Alliance Medical Corporation	July, 2004	100,000
Hal Steven Sadoff (2)(3)(4) Los Angeles, California	Head of International and Independent Film, International Creative Management	July, 2004	40,000

Name and Municipality of Residence	Principal Occupation/or/ Office held with Corporation	Date First Became a Director	Number of Common Shares beneficially owned or controlled(5)
Michael Stephen Levine (2)(3)(4) Toronto, Ontario	President, TML Entertainment Inc.	July, 2004	80,000
J.A. (Jay) Richardson Toronto, Ontario	Chairman, MANACA Inc.	nominated	0

(1) Mr. Bristow owns 3,230,456 Common Shares which represents approximately 23.76% of the outstanding Common Shares. In addition to the Common Shares, Leif Bristow holds warrants to acquire an additional 50,000 Common Shares and convertible debt in the outstanding principal amount of $25,000 which is convertible into Common Shares at $0.25 until March 22, 2007, and thereafter at $.30 until maturity at March 22, 2008.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) Member of the Nominating and Governance Committee.
(5) Information with respect to the number of Common Shares held by the directors has been provided by such directors.

Leif Colvin Bristow: Mr. Bristow was President and Chief Executive Officer of Knightscove Family Films Inc. ("Knightscove") and upon completion of the Corporation's Qualifying Transaction (for additional information, see the section hereof entitled "Interest of Management and Others in Material Transactions - Qualifying Transaction") became the President and Chief Executive Officer of the Corporation. Prior to that, he held the same offices at Knightscove Entertainment Corporation ("KEC"), a production company he formed in 1998 for the purpose of financing, producing and/or distributing feature length commercial movies. At KEC, Mr. Bristow produced three feature films, *Blizzard*, *Kart Racer* and *Virginia's Run.* Prior to KEC, Mr. Bristow was Senior Vice President and Director of Business Affairs for Devine Entertainment Corporation. He also produced, directed and assisted in the creation of an independent series for teens and pre-teen audiences entitled *Wexford* for TV Ontario. Mr. Bristow has performed professionally for over 20 years as an actor and a singer and is a graduate of the American Academy of Dramatic Arts in Pasadena, California.

Rick Michael Ferreira: Mr. Ferreira has served as the Chief Executive Officer of Alliance Medical Corporation ("Alliance") since May 1997. Prior to joining Alliance, Mr. Ferreira was President and CEO of Healthworks Managed Care Services, Inc. in Canada, a private company engaged in the provision of rehabilitation services. Mr. Ferreira was the founder, President and CEO of International Managed HealthCare Ltd., a private Canadian company engaged in the provision of rehabilitation services. Mr. Ferreira has also been employed as a corporate banker with the Royal Bank of Canada. Mr. Ferreira has a Bachelor of Arts Degree in Business Administration from the University of Toronto, is a Council Member of Gerson Lehrman Group's Council of Healthcare Advisors and sits on the Board of AORN Foundation (the Association of Operative Registered Nurses).

Hal Steven Sadoff: Mr. Sadoff joined International Creative Management ("ICM") as head of international and independent film in December 2004, overseeing packaging, financing and finding distribution for independent films. Over the past 18 years, Mr. Sadoff has played an integral role in over 200 film productions and financings totaling more than $2.5 billion. Immediately prior to joining ICM, Mr. Sadoff served as an executive producer and financial consultant on several films including *Hotel Rwanda*, which was nominated for three Academy Awards. Before that, Mr. Sadoff spent four years as co-founder, partner and head of the Los Angeles office of Cobalt Media Group, an independent film financing and international sales company. At Cobalt he was directly involved in arranging financing for over 25 productions including *House of Sand and Fog*, *Open Range*, *Chicken Run*, *The World is Not Enough*, *Swimfan* and HBO's acclaimed miniseries *Band of Brothers*. Mr. Sadoff also served as Senior Vice

President and head of the Los Angeles office of London-based National Westminster Bank ("NatWest"). After working in the bank's New York office, he spearheaded the building of NatWest's Los Angeles Media and Entertainment Finance Group, which structured and provided financing for films including *Wild Things*, *Lost in Space*, *In Love and War*, *Seven Years in Tibet*, *Les Miserables*, *Stargate*, *Die Hard: With a Vengeance*, *Waking Ned Devine*, *Evita*, *What's Eating Gilbert Grape* and *A Bronx Tale*.

Michael Stephen Levine: Mr. Levine is President of TML Entertainment Inc., a privately held corporation that creates, markets and distributes CD and DVD product. From April 1999 to September 2004, Mr. Levine was Chief Executive Officer, President, Secretary and a director of Retail Highway.com, Inc., a publicly traded Nevada corporation. Since 1976 Mr. Levine has also been President of Golden Groove Production, Inc., Toronto, Ontario, a privately held Canadian corporation which is engaged in the collection of royalties and contract administration for record albums. From February 2000 through July 2001, Mr. Levine was Chairman of Pacific Fuel Cell Corp., formerly known as RadioTower.com, Inc., a publicly held Nevada corporation based in Vancouver, British Columbia engaged in providing Internet radio directories.

James A. (Jay) Richardson: Mr. Richardson is Chairman of Manaca Inc., a company engaged in turnaround and process management. He is also CFO of Pure Nickel Inc. and of First Metals Inc and CEO of Datalex Corp. In 2001, he was interim CEO of Blue Heron Financial Corporation, a corporation listed on the Exchange. Mr. Richardson has sat on the boards and audit committees of a number of listed companies over the course of his career. He began his career as a chartered accountant at Clarkson Gordon, Toronto.

Corporate Cease Trade Orders or Bankruptcies

Mr. Bristow was the President, Chief Executive Officer and a director of KEC, which was placed into receivership in February 2004. KEC was capitalized through the first insurance backed note issue carried out in the Canadian entertainment industry. After KEC's first year of operation, the party providing the credit enhancement to KEC indicated its intention to withdraw from the entertainment industry and, by operation of the trust indenture pursuant to which the insured backed notes were issued, KEC was placed into receivership in February of 2004. As the notes issued to investors were insured, the note holders were repaid in full. In 1988, Mr. Bristow was also involved in the construction of two condominium projects in the City of Toronto through limited partnerships. As the result of market forces, these projects were put into receivership in 1993 and a settlement agreement with creditors was entered into in 1997.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making. National Policy 58-201 *Corporate Governance Guidelines* (the "Guidelines") outlines corporate governance guidelines which are not intended to be prescriptive but which issuers are encouraged to consider in developing their own practices. National Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "Policy") outlines the disclosure that a venture issuer such as the Corporation must provide to its shareholders regarding its corporate governance practices. The Corporation's disclosure pursuant to the Policy is set out in Schedule "A" hereto.

The Board believes that the Company's corporate governance policies and practices, as outlined in the attached Schedule "A", are comprehensive and consistent with the Guidelines.

EXECUTIVE COMPENSATION AND MANAGEMENT CONTRACTS

During the fiscal year ended December 31, 2005, the Corporation completed its Qualifying Transaction (please see "Interests of Management and Others in Material Transactions – Qualifying Transaction" below) which resulted in the acquisition by Queen Street of all of the issued and outstanding shares in the capital of Knightscove Family Films Inc. ("Knightscove"). Until the completion of the Qualifying Transaction, Queen Street had no operations and no employees or officers, other than Rick Ferreira who served as President and Michael Levine who acted in the capacity of Chief Financial Officer. Upon completion of the Qualifying Transaction, Rick Ferreira resigned as President and was replaced with Leif Bristow and Michael Levine ceased to act as CFO. Kim Findlay, the head of accounting at Knightscove, acted in the capacity of Chief Financial Officer for the remainder of 2005. For purposes of the *Securities Act* (Ontario) such persons are the only executive officers of the Corporation whose compensation must be disclosed for the financial years ended 2004 and 2005 (such persons being referred to herein collectively as, the "Named Executive Officers"). The following table is a summary of the compensation paid by the Corporation to its Named Executive Officers during the financial years ended December 31, 2004 and 2005. Information is based on the consolidation of information for Knightscove and Queen Street:

Summary Compensation Table

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year(1)**	**Salary (2)**	**Bonus**	**Other Annual Comp-ensation**	**Options Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All other Comp-ensation ($)**
Leif Bristow, C.E.O. & President	2004	62,000	-	-	0	-	-	62,000
	2005	100,000	-	-	500,000	-	-	100,000
Kim Findlay, acting Chief Financial Officer	2004	34,000	-	-	-	-	-	34,000
	2005	62,000	-	$1,250	-	-	-	63,250
Rick Ferreira, President	2004	-	-	-	75,000	-	-	-
	2005	-	-	-	100,000	-	-	-
Michael Levine, CFO	2004	-	-	-	25,000	-	-	-
	2005	-	-	-	75,000	-	-	-

(1) Information is only shown for the financial years ended 2004 and 2005. Queen Street was incorporated on July 16, 2004 and Knightscove only began operating in May 2004.

Compensation Agreements and Management Contracts

Neither of Michael Levine or Rick Ferreira had an employment contract or arrangement with the Corporation nor did they receive any compensation from the Corporation, except for the stock options described herein, during the financial years ended December 31, 2004 or 2005. Leif Bristow's services are engaged by the Corporation through his personal services corporation, 1365106 Ontario Inc., pursuant to a verbal agreement. Kim Findlay was an employee of Knightscove and following the Qualifying Transaction of the Corporation until April, 2006.

Compensation of Directors

During the financial year ended December 31, 2005, no cash compensation was paid to the directors of the Corporation in their capacity as directors.

In August 2005, the Corporation purchased an insurance policy for its directors and officers and for the directors and officers of its controlled subsidiaries. The Insurance policy covers any liability incurred by the directors and officers while acting in their capacity as such in respect of their wrongful acts, errors or omissions. The policy is in effect for period from August 10, 2005 until August 10, 2006. As at the date of this Management Information Circular, the policy limit is $1,000,000 with a corporate deductible of $75,000 for each securities claim and $25,000 for each claim other than a securities claim. The annual premium for the insurance policy is $20,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan

The stock option plan of the Corporation (the "Stock Option Plan") which is currently in place provides that the board of directors of the Corporation may from time to time, in its discretion, and in accordance with the requirements of the TSX Venture Exchange (the "Exchange"), grant to its directors, officers and consultants, non-transferable options to purchase Common Shares, provided that the maximum number of Common Shares which may be issued thereunder will not exceed 10% of the issued and outstanding Common Shares at the date any option is granted, the number of Common Shares reserved for issuance thereunder to any individual director or officer will not exceed 5% of the issued and outstanding Common Shares at the date of grant and the number of Common Shares reserved for issuance thereunder to all consultants will not exceed 2% of the issued and outstanding Common Shares at the date of any such grant . In addition, the options granted pursuant to the Stock Option Plan must expire no later than 5 years from their date of grant. Options may be exercised no later than 90 days following cessation of the optionee's position with the Corporation, provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

In December 2005, the Stock Option Plan, a copy of which is attached as Schedule "B" hereto, was amended and restated with the approval of the Corporation's shareholders.

During the financial year ending December 31, 2005, the Board of Directors of the Corporation granted an aggregate of 775,000 options to purchase Common Shares pursuant to the Stock Option Plan, each option exercisable upon payment of the exercise price of $0.25 into one Common Share and all of such options being effective upon shareholder approval on December 7, 2005. The following table sets out details concerning all such option grants:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money Options/SARs at FY-End ($) Exercisable/ Unexercisable(1)
Rick Ferreira	—	—	100,000	0
Hal S. Sadoff	—	—	50,000	0
Michael Levine	—	—	75,000	0
Leif Bristow	—	—	500,000	0
Melissa Taylor	—	—	50,000	0

Note: (1) The 10 day closing average price for the Common Shares on December 30, 2005 was $0.21.

No stock options were exercised in the financial year ending December 31, 2005.

The following table provides information as of the date hereof regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Corporation's stock option plan. The Corporation does not have any equity compensation plans that have not been approved by shareholders, although the Corporation's current stock option plan must receive annual shareholder approval in accordance with Exchange Policy 4.4 (*Incentive Stock Options*).

Plan Category	Number of Common Shares to be issued on exercise of outstanding options (Column A)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	1,025,000	$0.25	334,430
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,025,000	$0.25	334,430

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation, and none of the associates or affiliates of any of the foregoing, is currently indebted to the Corporation or was indebted to the Corporation at any time since the beginning of the Corporation's most recently completed fiscal year.

APPOINTMENT OF AUDITOR, AUDIT COMMITTEE AND AUDIT FEES DISCLOSURE

Auditor

Ernst & Young LLP are the auditors for the Corporation. The Auditors were first appointed on October 17, 2005 and replaced Soberman LLP who had served as auditors prior to the completion of the Qualifying Transaction for Queen Street and as accountants for Knightscove.

Composition of Audit Committee

As is required by TSXV Policy 3.1 and *Multilateral Instrument 52-110 – Audit Committees* ("MI 52-110"), the charter of the audit committee of the Board of Directors of the Corporation (the "Audit Committee"), is attached hereto as Schedule "C I(the "Audit Committee Charter"). The members of the Audit Committee are Rick Ferreira, Michael Levine and Hal Sadoff. Each of Messrs. Ferreira, Levine and Sadoff are independent (as such term is defined in MI 52-110) and are financially literate (as such term is defined in MI 52-110).

External Auditor Service Fees

Audit Fees. The Corporation's external auditor billed the Corporation $5,885 in 2004 and $10,089 in 2005 for audit fees.

Audit-Related Fees. The Corporation's external auditor billed the Corporation $1,605 in 2004 and $2,751 in 2005 for audit-related fees, which included fees for professional services provided in connection with reviewing interim financial statements and providing other accounting related advice to the Corporation from time to time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise set out herein, there have been no material transactions entered into since the commencement of the Corporation's most recently completed financial year or proposed to be entered into by the Corporation that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, a proposed nominee for election as a director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any of such persons, and except as follows.

Qualifying Transaction

The Capital Pool Program ("CPC Program") of the Exchange was designed to give businesses an opportunity to access financing from the public markets earlier than might otherwise be possible under a regular initial public offering. Queen Street operated as a capital pool company (a "CPC") under the CPC Program when it completed its initial public offering on October 7, 2004 (the "IPO"). The IPO enabled Queen Street to raise a pool of funds which was allocated for the primary purpose of identifying and evaluating assets or businesses to be acquired and sufficient to constitute a "qualifying transaction" within the meaning of the CPC Program. On August 9, 2005, Queen Street announced it had received final approval from the Exchange for a business combination with Knightscove as its qualifying transaction (the "Qualifying Transaction"). The Qualifying Transaction was completed in two stages. The first stage, completed on June 30, 2005, was a share exchange (the "Share Exchange") pursuant to which Queen Street acquired all of the issued and outstanding shares in the capital of Knightscove from the holders thereof in consideration for an aggregate of 6,643,200 Common Shares. The second stage, completed on July 13, 2005, was a private placement pursuant to which Queen Street issued 1,000,000 Common Shares to various purchasers thereof at a price of $0.25 per Common Share for aggregate gross proceeds of $250,000.

As a result of the completion of the Qualifying Transaction, the business of Knightscove effectively became the business of Queen Street. Upon closing of the Share Exchange, Rick Ferreira resigned as President and was replaced by Leif Bristow who became President and Chief Executive Officer of the Corporation and Melissa Taylor was appointed as the Corporation's Vice President, Business and Legal Affairs. Both Mr. Bristow and Ms. Taylor received Common Shares in exchange for their shares of Knightscove. Mr. Bristow became the principal shareholder of the Corporation following the Qualifying Transaction. The other management staff of Knightscove, Jan Dutton and Kim Findlay, also transitioned to work, indirectly, for the Corporation through their continued engagement as employees of Knightscove and both also received Common Shares in exchange for their shares of Knightscove.

The Corporation completed private placements in August and October, 2005, and in March, 2006. In each instance, Leif Bristow or his wife, Agnes Bristow, participated by acquiring, directly or indirectly, Common Shares or other securities or debt of the Corporation convertible into Common Shares.

On April 19, 2006, the Corporation announced the indirect acquisition by it of certain assets of KEC from BDO Dunwoody limited, the court appointed Receiver and Manager of KEC, including its rights to the feature films, *Virginia's Run*, *Kart Racer* and *Blizzard*. The library was acquired pursuant to an order of the Ontario Superior Court of Justice issued on April 12, 2006 through, 2096013 Ontario Inc., a wholly owned subsidiary of the Corporation ("Holdco"). All of the shares in the capital of Holdco were gifted to the Corporation by Leif Bristow who received no direct or indirect consideration as a result of this transaction.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The financial statements for the Corporation for the financial year ended December 31, 2005 and the report of the auditors thereon, copies of which accompany this notice, will be presented to the shareholders at the Meeting.

Election of Directors

The 5 persons listed above will be nominated for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Management recommends voting in favour of each nominee. **Unless a shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of the directors, the management representatives designated in the enclosed form of proxy will vote FOR the election of the five nominees whose names are set out herein.**

The term of office for each person will be until the next annual meeting of shareholders or until his or her successor is elected or appointed. In the event that prior to the Meeting any of the nominees listed above decline, or are unable, to stand for election as directors, it is intended that discretionary authority shall be exercised to vote the proxy hereby solicited (unless otherwise directed as aforesaid) for the election of any other person or persons as directors. Management is not now aware that any of such nominees would be unwilling or unable to serve as a director if elected.

The directors and senior officers of the Corporation beneficially own, directly and indirectly, or exercise control or direction of 29.35% of the issued and outstanding Common Shares as at the date hereof.

Appointment of Auditors

Management proposes to nominate Ernst & Young LLP, Chartered Accountants, the Corporation's present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Ernst & Young LLP became the auditors of the Corporation on October 17, 2005, following the Qualifying Transaction. Ernst and Young LLP replaced Soberman LLP, the firm which had served as the Corporation's auditors since its incorporation. **Unless a shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the management representatives designated in the enclosed form of proxy will vote FOR the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and FOR the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.**

Amendment to Articles of Incorporation

A number of government support and incentive programs such as the federal refundable tax credit under the *Tax Act* (Canada) are available only to taxable Canadian corporations whose voting shares are controlled by "Canadians" as defined in the *Investment Canada Act* (Canada). As a result, management believes that it is desirable to amend the articles of incorporation of the Corporation to create a new class of preferred variable voting shares (the "Preferred Shares"). The votes attached to the Preferred Shares as a class will be automatically adjusted so that they, together with the votes attached to Common Shares that are beneficially owned by Canadians (as determined based on inquiries the Corporation has made of the holders of Common Shares and through the depositaries) equal 55% of the votes attached to all shares in the capital of the Corporation. The votes attached to the Preferred Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares in the capital of the Corporation. The Preferred Shares will not be listed on any stock exchange.

The votes attached to the Preferred Shares as a class will be determined based on the level of Canadian ownership of Common Shares ascertained through the monitoring process to be undertaken through the Company's transfer agent or other agent providing a similar function. If no response to these inquiries is received from a particular broker or market intermediary, then the Common Shares or depositary interests held by that broker or market intermediary will be deemed to be owned by non-Canadians. The votes attached to the Preferred Shares as a class will be determined once the level of Canadian ownership of Common Shares has been established through this monitoring process.

It is the current intention of the Board that all of the Preferred Shares be held by the individual that holds the position of C.E.O of the Corporation from time to time. Following the Meeting, if the amendment to the articles of incorporation creating the Preferred Shares is approved by the Shareholders and, subject to all applicable regulatory approvals, filed as required, the Corporation will issue 100,000,000 Preferred Shares to the Corporation's C.E.O., Leif Bristow, who will, concurrently enter into a Preferred Shareholder Agreement with the Corporation.

Under that agreement, he will (i) agree not to transfer Preferred Shares, in whole or in part, except with the prior written approval of the Board, (ii) grant to the Corporation, the unilateral right to compel the transfer of Preferred Shares, at any time and from time to time, in whole or in part, to a person designated by the Board, and (iii) grant to the Corporation a power of attorney to effect any transfers contemplated by the Preferred Shareholder Agreement. The Board will not approve or compel a transfer to a person that is not a "Resident Canadian" within the meaning of the *Business Corporations Act* (Ontario) (the "OBCA").

The Preferred Shares will be redeemable at the option of the Corporation for one-one millionth of a cent per share and, in the event of the liquidation, dissolution or other distribution of the Corporation's assets for the purpose of winding up the Corporation's affairs, holders of Preferred Shares will be entitled to one-one millionth of a cent per share in priority to holders of Common Shares, but will have no further rights. Preferred Shares will not be entitled to receive dividends.

At the Meeting, shareholders will be asked to consider, and, if deemed advisable, adopt a special resolution authorizing the amendment to the Articles of Incorporation of the Corporation in the form set out in Schedule "D" hereto, with or without amendment (the "Special Resolution".) In order to be adopted, the Special Resolution must

be passed by the affirmative vote of at least 66 and 2/3rds percent (%) of the votes cast at the Meeting, whether in person or by proxy. The applicable securities and regulatory authorities may require that the Special Resolution also be approved by a "majority of the minority" being at least 50% of the votes cast by shareholders other than votes attaching to Common Shares held directly or indirectly by affiliates of the Corporation and control persons (as such terms are defined under applicable securities legislation and regulatory policies). To the knowledge of the Corporation, the votes attaching to a total of 3,989,851 Common Shares (29.35% of the outstanding issue) are owned by insiders of the Corporation and their associates and they may, if required by the applicable authorities, be excluded for the purpose of determining whether the resolution has received the necessary approval.

The implementation of the Special Resolution is conditional upon the Corporation obtaining any necessary securities and regulatory approvals. The Special Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the creation of the Preferred Shares, without further approval of the Corporation's shareholders. In particular, the Board may determine not to present the Special Resolution to the Meeting or, if the Special Resolution is presented to the Meeting and approved, may thereafter determine not to proceed with the filing of the articles of amendment under the OBCA. The Board of Directors recommends that shareholders vote in favour of the Special Resolution authorizing the creation of the new class of shares and approve the entering into by the Corporation of the Preferred Shareholder Agreement. **Accordingly, unless a shareholder directs that his or her Common Shares are to be voted AGAINST such resolution, the management representatives designated in the enclosed form of proxy will vote FOR the resolution set forth in Schedule "D" hereto.**

Issuance of up to 25 million additional Common Shares

It is the Corporation's stated business plan to become a fully-integrated entertainment company that distributes, finances and produces small to mid-budget (under $15 million) commercial feature films and television productions for the family entertainment market. Key to that mandate is the Corporation's goal of acquiring family films (G-PG-PG13) suitable for television, video/dvd and other emerging formats to build a branded "library" of filmed entertainment with sustainable distribution revenues. In order to pursue and acquire library assets over the course of the next twelve (12) months, the Corporation intends to complete one or more financings which will involve the issuance of securities in the form of Common Shares or securities which are convertible into Common Shares and which in the aggregate may result in the issuance of up to twenty-five million (25,000,000) additional Common Shares. Although no details of any proposed financing have been negotiated or agreed upon at the present time, Management and the Board of Directors consider it prudent to obtain the shareholders endorsement of this course of action and to obtain their formal approval of this financing strategy. Regulatory authorities may nonetheless require that once the specific terms of any such financing(s) have been determined, the Corporation obtain the specific approval from shareholders for those terms and consequently the Corporation may be required to call and hold another meeting of shareholders specifically for this purpose. **Unless a shareholder directs that his or her Common Shares are to be voted AGAINST such resolution, in connection with the approval of the issuance of additional securities consisting of, or convertible into, in the aggregate, up to twenty-five million (25,000,000) Common Shares, the management representatives designated in the enclosed form of proxy will vote FOR the following resolution:**

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

1. **In connection with the financing of library acquisitions, the issuance by the Corporation of additional securities in the capital of the Corporation consisting of Common Shares, or securities convertible into Common Shares, and resulting in the aggregate issuance of up to an additional twenty-five million (25,000,000) Common Shares, and as otherwise approved by a majority of the Board of Directors be and the same is hereby approved; and**

2. **any officer or director of the Corporation is authorized to execute all such instruments and documents and perform such other acts as may be necessary in order to give full effect to the foregoing resolution."**

Stock Option Plan

The Exchange requires that the Stock Option Plan, as a "rolling plan", be re-approved by shareholders every year. As a result, Shareholders are being asked to consider and, if deemed advisable, approve the stock option plan (the "Stock Option Plan") appended hereto as Schedule "C".

The Corporation considers the granting of stock options necessary to attract and maintain the most qualified directors, senior management and consultants in the Canadian entertainment industry. In management's view, the ability to grant stock options is an important means of compensating such persons for their contributions to the Corporation's overall performance. As such, Management is of the opinion that the Stock Option Plan is beneficial to the Corporation as it provides the Corporation with flexibility in compensation arrangements and is in line with the stock option plans of many companies whose securities are listed on the Exchange and on other North American stock exchanges.

In order to become effective, the Exchange may require that the resolution approving the Stock Option Plan be approved by at least a majority of the votes cast at the Meeting other than votes cast by insiders (as such term is defined in the *Securities Act* (Ontario)) of the Corporation to whom options may be granted under the Stock Option Plan and their associates. To the knowledge of the Corporation, the votes attaching to a total of 3,896,921 Common Shares (28.665% of the outstanding issue) owned by insiders of the Corporation to whom options may be granted under the Stock Option Plan and their associates may, if required by the Exchange, be excluded for the purpose of determining whether the resolution has received the necessary approval.

Accordingly, unless a shareholder directs that his or her Common Shares are to be voted AGAINST such resolution, the management representatives designated in the enclosed form of proxy will vote FOR the following resolution:

"BE IT RESOLVED as an ordinary resolution of the Corporation that:

3. **The stock option plan appended as Schedule "C" to the management information circular dated as of June 5, 2006 and as approved by a majority of the Board of Directors and a majority of the independent members of the Board of Directors be and the same is hereby confirmed, ratified and approved as the stock option plan of the Corporation; and**

4. **any officer or director of the Corporation is authorized to execute all such instruments and documents and perform such other acts as may be necessary in order to give full effect to the foregoing resolution."**

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed fiscal year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Corporation knows of no matters to come before the meeting of shareholders other than as set forth in the Notice of Meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation's financial statements and accompanying Management's Discussion and Analysis for the fiscal year ended December 31, 2005 are available on SEDAR or shareholders may request copies to be sent to them without charge by contacting the Corporate Secretary of the Corporation at 416- 691-6655 ext. 225. Financial information with respect to the Corporation is provided in the Corporation's financial statements and accompanying MD&A for the most recently completed financial year.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors.

DATED as of June 5, 2006

BY ORDER OF THE BOARD

Melissa E. Taylor,
Vice President, Business & Legal Affairs and Secretary

SCHEDULE "A"

QUEEN STREET ENTERTAINMENT CAPITAL INC.

CORPORATE GOVERNANCE PRACTICES

	GOVERNANCE DISCLOSURE REQUIREMENT	COMMENTS
1.	**Disclose how the board of directors (the "board") facilitates its exercise of independent supervision over management including, (i) the identity of directors that are independent; and (ii) the identity of directors who are not independent, and the basis for that determination.**	The Board is required by law to manage or supervise the management of the Corporation's business and affairs. The Board has recently adopted a written charter, a copy of which is available on SEDAR at www.sedar.com and is or will be posted on the Corporation's website, that sets out certain of its functions (without intending to diminish its overall responsibility for supervising the management of the Corporation's business and affairs). In that charter, the Board specifically assumes responsibility for the stewardship of the Corporation. An "independent" director generally is one who has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director's independent judgement. Four of the Corporation's current five directors are "independent" within the meaning of the Guidelines, they are: Messrs. Ferreira, Levine, Sadoff and Donovan. Mr. Donovan will be replaced at the Meeting by [insert new name of proposed director] who will also be "independent" within the meaning of the Guidelines. Leif Bristow, as C.E.O and President of the Corporation is not independent. In addition, all three members of the (i) Audit, (ii) Compensation, and (iii) Nominating and Corporate Governance, committees are independent.
2.	**If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.**	In addition to serving as a director of the Corporation: Mr. Donovan is a director of DHX Media Ltd. (he will be replaced on the Board at the Meeting), and Mr. Ferreira is a director of Corporate Properties Limited.
3.	**Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.**	While the Corporation currently has no formal orientation and education program for new Board members, in the forthcoming year, the Board will direct its attention to improving the orientation and continuing education opportunities it provides to Board members. It is envisioned that management and outside experts will make presentations to the Board from time to time in areas identified by the Board and management as being relevant to the current issues faced by the Corporation. Input will be sought from directors on the

		nature of these presentations. Opportunities will also be provided to attend outside seminars and conferences of interest on similar matters such as those currently provided by the Exchange and subscriptions to various industry publications will be provided to members of the Board who do not otherwise receive those materials. Specific input will be sought from any new Board members on what measures their particular orientation should include.
4.	**Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.**	The Board has adopted a Code of Professional Conduct for its senior executives and has also recently adopted Standards of Business Conduct, copies of which are available on SEDAR at www.sedar.com and are or will be posted on the Corporation's website. With these measures in place, the Board hopes to reinforce its desire to promote a culture of ethical business conduct.
5.	**Disclose, what steps, if any, are taken to identify new candidates for board nomination, including: (i) who identifies new candidates; and (ii) the process of identifying new candidates.**	On October 5, 2005, the Board established a Nominating and Corporate Governance Committee composed of Messrs., Levine, Sadoff and Ferreira. The Board has recently adopted a charter for such committee and a position description for its Chair, copies of which are posted on the Corporation's website. While there are no specific criteria for Board membership at this stage of the Corporation's development, the Corporation attempts to attract and retain directors with a wealth of diverse business knowledge and/or a particular knowledge of the Corporation's business with the goal of maintaining a Board with varied strengths and interests capable of guiding the Management of the Corporation. To date, nominations have tended to be the result of recruitment efforts by Management and discussions among the directors prior to the consideration of the Board as a whole.
6.	**Disclose what steps, if any are taken to determine compensation for the directors and CEO, including: (i) who determines compensation; and (ii) the process of determining compensation.**	On October 5, 2005, the Board established a Compensation Committee composed of Messrs., Levine, Sadoff and Ferreira. The Board has recently adopted a charter for such committee and a position description for its Chair, copies of which are posted on the Corporation's website. The compensation Committee reviews and approves salary and benefits for the executives and employees of the Corporation and compensation for the directors of the Corporation. The Corporation is in the process of developing policies for the compensation of its executives and directors.
7.	**If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.**	Other than the audit, compensation and nominating and corporate governance committees, the Board has no other standing committees. However, the Corporation has recently established a non-Board committee, the Disclosure Committee, composed of senior executives, namely, the CEO, chief legal officer and acting chief financial officer. The Board has recently adopted a charter for this committee which will be posted on the Corporation's website.
8.	**Disclose what steps, if any, that the board takes to satisfy itself that the**	The Board has included within the recently adopted Charters of each of its committees and of the Board, a mandate to

	board, its committees, and its individual directors are performing effectively.	review each Committee, the Board and the individual directors on an annual basis to ensure the all perform effectively.

SCHEDULE "B"

QUEEN STREET ENTERTAINMENT CAPITAL INC.

AMENDED AND RESTATED STOCK OPTION PLAN

SECTION 1 - PURPOSE OF THE PLAN

1.1 The purpose of this Stock Option Plan (the "**Plan**") is to provide directors and officers of, and consultants (as defined below) to, Queen Street Entertainment Capital Inc. (the "**Corporation**") with a proprietary interest through the granting of options to purchase common shares (the "**Shares**") of the Corporation, subject to certain conditions as hereinafter set forth, for the following purposes:

1.1.1. to increase the interest in the Corporation's welfare of those directors, officers and consultants who share primary responsibility for the management, growth and protection of the business of the Corporation;

1.1.2. to furnish an incentive to such directors, officers and consultants to continue their services for the Corporation; and

1.1.3. to provide a means through which the Corporation may attract able persons to enter its employment.

1.2 For the purposes of the Plan, the terms "**consultant**" means, in relation to the Corporation, an individual or Consultant Company (as defined below), that:

1.2.1. is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or an affiliate thereof, other than services provided in relation to a Distribution;

1.2.2. provide the services under a written contract between the Corporation or the affiliate and the individual or the Consultant Company;

1.2.3. in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and

1.2.4. has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

"**Consultant Company**" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

1.2.4.1 1.3 Except as defined herein, all other capitalized terms used herein shall have the meanings ascribed thereto in TSX Venture Exchange Policy 4.4 (Incentive Stock Options) or any successor policy thereto, or, where not defined therein, in other applicable policy of the TSX Venture Exchange.

SECTION 2 - ADMINISTRATION OF THE PLAN

2.1 The Plan shall be administered by the Board of Directors of the Corporation.

2.2 The Board of Directors of the Corporation may, from time-to-time, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to regulatory approval. The interpretation, construction and application of the Plan and any provisions thereof made by the Board of

Directors of the Corporation shall be final and conclusive. No director shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the Plan.

SECTION 3 - GRANTING OF OPTIONS

3.1 The Board of Directors of the Corporation may from time-to-time by resolution grant options to purchase Shares to directors and officers of, and consultants to, the Corporation, provided that the total number of Shares to be issued under this Plan shall not exceed the number provided for in section 4.1 hereof.

3.2 Options may be granted by the Corporation only pursuant to resolutions of the Board of Directors.

3.3 Any option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such option upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities commission, stock exchange or any governmental or regulatory authority or body, is necessary as a condition of, or in connection with, the grant or exercise of such option or the issuance or purchase of Shares hereunder, such option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors.

3.4 In the event that an option is granted to an Employee, Consultant, or Management Company Employee, the Corporation shall represent that the optionee is a *bona fide* Employee, Consultant, or Management Company Employee, as the case may be.

3.5 Options may be granted to a company or corporation all of whose securities are owned by a director or officer of, or consultant to, the Corporation.

SECTION 4 - SHARES SUBJECT TO THE PLAN

4.1 The maximum number of Shares which may be issued under this Plan shall be equal to ten percent (10%) of the number of issued and outstanding Shares of the Corporation at the date the option is granted.

4.2 The aggregate number of Shares reserved for issuance to any individual director or officer under this Plan shall not exceed five percent (5%) of the number of issued and outstanding Shares of the Corporation at the date the option is granted.

4.3 The aggregate number of options granted to any individual, whether under this Plan or any other stock option plan, or as incentive stock options, shall not exceed, in any twelve-month period, five percent (5%) of the number of issued and outstanding Shares of the Corporation at the date the option is granted.

4.4 The aggregate number of options granted to all consultants conducting Investor Relations Activities, under this Plan, shall not exceed, in any twelve-month period, two percent (2%) of the number of issued and outstanding Shares of the Corporation at the date the option is granted.

4.5 The aggregate number of options granted to any one consultant, whether under this Plan or any other stock option plan, or as incentive stock options, shall not exceed, in any twelve-month period, two percent (2%) of the number of issued and outstanding Shares of the Corporation at the time the option is granted to said consultant under this Plan.

4.6 The aggregate number of options granted to Insiders in any twelve-month period, together with all of the Corporation's previously outstanding stock options, shall not result in any Insider having stock options which exceed 10% of the number of issued and outstanding Shares of the Corporation.

SECTION 5 - OPTION PRICE

5.1 The option price per Share which is the subject of any option shall be fixed by the Board of Directors of the Corporation at the time of granting the option. The option price for the Shares shall not be less than the Discounted Market Price of the Shares as defined in Policy 1.1 of the TSX Venture Exchange and in section 5.2 hereof.

5.2 For purposes of determining "Discounted Market Price", reference shall be made to the closing price of the Shares on the TSX Venture Exchange on the business day immediately preceding the day on which an option is granted. In the event that the Shares did not trade on the TSX Venture Exchange on the said day, reference shall be made to the weighted average trading price of the Shares on the TSX Venture Exchange for the last five (5) days on which the Shares traded on the TSX Venture Exchange immediately prior to the day on which an option is granted. In the event that the Shares are not listed or posted for trading on the TSX Venture Exchange, reference shall be made to the fair market value of the Shares as determined by the Board of Directors in its discretion.

5.3 In the event that the Corporation proposes to reduce the exercise price of an option held by an "Insider" of the Corporation (as such term is defined under TSX Venture Exchange policies), such reduction shall be subject to the approval of the disinterested shareholders of the Corporation.

SECTION 6 - CONDITIONS GOVERNING OPTIONS

6.1 Each option shall be subject to the following conditions:

6.1.1. Employment

The granting of an option to an officer shall not impose upon the Corporation any obligation to retain the optionee in its employ.

6.1.2. Option Term

The maximum period during which an option is exercisable shall be five (5) years from the date the option is granted, after which the option shall lapse.

6.1.3. Non-assignability of Option Rights

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee. No option granted hereunder shall be pledged, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

6.1.4. Other Terms

The Board may at the time of granting options hereunder provide for additional terms and conditions which are not inconsistent with section 6 hereof including, without limitation, terms and conditions deferring or delaying the date at which an option may be exercised in whole or in part.

6.1.5. Effect of Termination of Employment or Office or Death

6.1.5.1 Upon an optionee's employment or consulting agreement with the Corporation being terminated for cause, any option not exercised prior to the date of termination shall immediately lapse and become null and void.

6.1.5.2 If an optionee becomes, in the determination of the Board of Directors, permanently disabled while a director or officer of the Corporation or a consultant thereto, any option or unexercised part thereof granted to such optionee may be exercised by the optionee only for that number of shares which he was entitled to acquire under the option at the time of the occurrence of his permanent disability. Such option shall be exercisable within ninety (90) days after the occurrence of the optionee's permanent disability or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.5.3 If an optionee dies while a director or officer of the Corporation or a consultant thereto, any option or unexercised part thereof granted to such optionee may be exercised by the person to whom the option is transferred by will or the laws of succession only for that number of shares which he was entitled to acquire under the option at the time of his death. Such option shall be exercisable within one (1) year after the optionee's death or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.5.4 Upon an optionee's office or directorship or consulting services with the Corporation terminating or ending otherwise than by reason of death, permanent disability or termination for cause, any option or unexercised part thereof granted to such optionee may be exercised by him only for that number of shares which he was entitled to acquire under the option at such time. Such option shall be exercisable within ninety (90) days after such date or prior to the expiration of the term of the option, whichever occurs earlier, or if such optionee is engaged in Investor Relations Activities, within thirty (30) days after such date or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.6. Rights as a Shareholder

The optionee (or his personal representatives or legatees) shall have no rights whatsoever as a shareholder in respect of any Shares covered by his option until the date of issuance of a share certificate to him (or his personal representatives or legatees) for such Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

6.1.7. Escrow [intentionally deleted]

6.1.8. Method of Exercise

Subject to the provisions of this Plan, an option granted under this Plan shall be exercisable by the optionee (or his personal representatives or legatees) giving notice in writing to the Secretary of the Corporation at its head office, which notice shall specify the number of Shares in respect of which the option is being exercised and shall be accompanied by payment in full of the purchase price, by certified cheque, for the number of shares specified. Upon such exercise of the option, the Corporation shall forthwith cause the Transfer Agent and Registrar of the Shares of the Corporation to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of Shares as the optionee (or his personal representatives or legatees) shall have then paid for and as are specified in such written notice of exercise of option.

6.2 Options may be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Board of Directors may from time to time determine, provided that the substance of section 6.1 be included therein. All options granted under this Plan and Shares issued upon the exercise thereof shall bear a legend with respect to the four-month hold period required by TSX Venture Exchange, calculated from the date of the grant of the option. The foregoing legend shall be in addition to any which might be required under provincial securities legislation.

SECTION 7 - ADJUSTMENT TO SHARES SUBJECT TO THE OPTION

7.1 In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.2 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Corporation shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.3 If at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in paragraphs 7.1 and 7.2 or, subject to the provisions of paragraph 8.2.1 hereof, the Corporation shall consolidate, merge or amalgamate with or into another company (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "**Successor Corporation**"), the optionee shall be entitled to receive upon the subsequent exercise of his option in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the optionee would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of paragraph 8.2.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was immediately theretofore entitled upon such exercise.

SECTION 8 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

8.1 Subject to obtaining the necessary regulatory approvals, the Board of Directors may amend or discontinue this Plan at any time, provided, however, that no such amendment may adversely affect any option rights previously granted to an optionee under this Plan without the consent of the optionee, except to the extent required by law.

8.2 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board of Directors in the implementation thereof:

8.2.1. in the event the Corporation proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Shares of the Corporation or any part thereof shall be made to all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each optionee holding options under this Plan, to permit the exercise of all such options within the 20-day period next following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever;

8.2.2. the Board of Directors may by resolution, but subject to applicable regulatory requirements and the rules of any stock exchange on which the Shares are then listed, advance the date on which any option may be exercised in a manner to be set forth in such resolution. The Board of Directors shall not, in the event of any such advancement, be under any obligation to advance the date on or by which any option may be exercised by any other optionee; and

8.2.3. the Board of Directors may by resolution, but subject to applicable regulatory requirements and the rules of any stock exchange on which the Shares are then listed, decide that any of the provisions hereof concerning the termination of an option shall not apply for any reason acceptable to the Board of Directors.

SCHEDULE "C"

QUEEN STREET ENTERTAINMENT CAPITAL INC.

AUDIT COMMITTEE CHARTER

1. General

The board of directors (the "Board") of Queen Street Entertainment Capital Inc. (the "Corporation") has delegated the responsibilities, authorities and duties described below to the audit committee (the "Audit Committee"). For the purpose of these terms of reference, the term "Corporation" shall include the Corporation and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation, and the Audit Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2. Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member's successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair shall not have a second, or casting, vote.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular each member shall be "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 *Audit Committees.*

3. Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation's quarterly and annual financial statements and related management discussion and analysis. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The external auditor and management employees of the Corporation shall, when required by the Audit Committee, attend any meeting of the Audit Committee.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4. Committee Charter

The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5. **Duties of the Audit Committee:**

(a) General

The overall duties of the Committee shall be to:

(i) assist the Board in the discharge of its duties relating to the Corporation's accounting policies and practices, reporting practices and internal controls;

(ii) establish and maintain a direct line of communication with the Corporation's external auditor and assess their performance;

(iii) oversee the work of the external auditor, which shall be responsible to report directly to the Audit Committee, including resolution of disagreements between management and the external auditor regarding financial reporting;

(iv) ensure that management has designed, implemented and is maintaining an effective system of internal controls and disclosure controls and procedures;

(v) monitor the credibility and objectivity of the Corporation's financial reports;

(vi) report regularly to the Board on the fulfillment of the Audit Committee's duties;

(vii) assist, with the assistance of the Corporation's legal counsel, the Board in the discharge of its duties relating to the Corporation's compliance with legal and regulatory requirements; and

(viii) assist the Board in the discharge of its duties relating to risk assessment and risk management.

(b) External Auditor

The duties of the Audit Committee as they relate to the external auditor shall be to:

(i) review management's recommendations for the appointment of the external auditor, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged;

(ii) review the performance of the external auditor and make recommendations to the Board regarding the appointment or termination of the external auditor;

(iii) review and approve, in advance, the engagement letters of the external auditor, for any permissible non-audit services, including the fees to be paid for such services;

(iv) review, where there is to be a change of external auditor, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 *Continuous Disclosure Obligations* or any successor legislation ("NI 51-102"), and the planned steps for an orderly transition;

(v) review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

(vi) ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law;

(vii) review and approve the engagement letters of the external auditor, both for audit and permissible non-audit services, including the fees to be paid for such services;

(viii) review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditor; and

(ix) review the nature of and fees for any non-audit services performed for the Corporation by the external auditor and consider whether the nature and extent of such services could detract from the external auditor's independence in carrying out the audit function.

(c) Audits and Financial Reporting

The duties of the Audit Committee as they relate to audits and financial reporting shall be to:

(i) review the audit plan with the external auditor and management;

(ii) review with the external auditor and management all critical accounting policies and practices of the Corporation, including any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, all material alternative accounting treatments that the external auditor has discussed with management, other material written communications between the external auditor and management, and key estimates and judgments of management that may in any such case be material to financial reporting;

(iii) review the contents of the audit report;

(iv) question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(v) review the scope and quality of the audit work performed;

(vi) review the adequacy of the Corporation's financial and auditing personnel;

(vii) review the co-operation received by the external auditor from the Corporation's personnel during the audit, any problems encountered by the external auditor and any restrictions on the external auditor's work;

(viii) review the evaluation of internal controls by the persons performing the internal audit function and the external auditor, together with management's response to the recommendations, including subsequent follow-up of any identified weaknesses;

(ix) review the appointments of the chief financial officer, persons performing the internal audit function and any key financial executives involved in the financial reporting process;

(x) review with management and the external auditor and approve the Corporation's annual audited financial statements in conjunction with the report of the external auditor thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(xi) review with management and the external auditor and approve the Corporation's interim unaudited financial statements, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public; and

(xii) review the terms of reference for an internal auditor or internal audit function.

(d) Accounting and Disclosure Policies

The duties of the Audit Committee as they relate to accounting and disclosure policies and practices shall be to:

(i) review the effect of regulatory and accounting initiatives and changes to accounting principles of the Canadian Institute of Chartered Accountants or, if it should cease to exist, the entity which is the successor thereto, which would have a significant impact on the Corporation's financial reporting as reported to the Audit Committee by management and the external auditor;

(ii) review the appropriateness of the accounting policies used in the preparation of the Corporation's financial statements and consider recommendations for any material change to such policies;

(iii) review the status of material contingent liabilities as reported to the Audit Committee by management;

(iv) review the status of income tax returns and potentially significant tax problems as reported to the Audit Committee by management;

(v) review any errors or omissions in the current or prior years' financial statements; and

(vi) review and approve before their release all public disclosure documents containing audited or unaudited financial results, including all press releases, offering documents, annual reports, annual information forms and management's discussion and analysis containing such results.

(e) Other

The other duties of the Audit Committee shall include:

(i) reviewing any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(ii) reviewing annual operating and capital budgets;

(iii) reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(iv) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(v) inquiring of management and the external auditor as to any activities that may be or may appear to be illegal or unethical; and

(vi) any other questions or matters referred to it by the Board.

6. Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer

for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.

SCHEDULE "D"

QUEEN STREET ENTERTAINMENT CAPITAL INC.

SPECIAL RESOLUTION OF THE SHAREHOLDERS
AUTHORIZING
THE AMENDMENT OF THE ARTICLES TO CREATE A NEW CLASS OF SHARES

RESOLVED AS A SPECIAL RESOLUTION that the Articles of the Corporation be amended:

1. by creating an unlimited number of shares designated as Preferred Variable Voting Shares;

2. by deleting section 6 of the articles with respect to the authorized capital of the Corporation and replacing it with the following:

The Corporation is authorized to issue:

a. an unlimited number of shares of a class designated as Preferred Variable Voting Shares ("Preferred Shares"); and
b. an unlimited number of shares of a class designated as common shares ("Common Shares");

3. by deleting section 7 of the articles with respect to the rights, privileges, restrictions and conditions attaching to each class of shares and replacing it with the following:

see Exhibit A attached hereto

4. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation or has received the approval of all applicable exchange and regulatory authorities, the Board of Directors may, in its sole discretion, determine not to proceed with the creation of the Preferred Variable Voting Shares or revoke this resolution at any time prior to the filing of the articles of amendment, without further approval of the shareholders of the Corporation;

5. the Corporation is hereby authorized to enter into a shareholders agreement with the holder of the Preferred Variable Voting Shares, substantially upon and subject to the terms and conditions set forth in the Management Information Circular of the Corporation dated June 6, 2006, together with such other terms and conditions therein as the Board of Directors may, in its sole discretion, determine to be necessary or desirable (the "Preferred Shareholder Agreement"); and

6. any director or officer of the Corporation is hereby authorized to deliver articles of amendment and enter into the Preferred Shareholder Agreement, and to do all things and execute and deliver all instruments and documents as such person may determine to be necessary or desirable to give effect to this resolution and carry out the foregoing, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

EXHIBIT "A"

SHARE CONDITIONS ATTACHING TO PREFERRED VARIABLE VOTING SHARES

The rights, privileges, restrictions and conditions of the Preferred Variable Voting Shares are as set out below.

ARTICLE ONE
INTERPRETATION

1.1 Definitions

For the purposes of these Preferred Variable Voting Share provisions:

"**Articles**" mean the Articles of Incorporation of the Corporation.

"**Board of Directors**" means the board of directors of the Corporation.

"**Canadian**" means Canadian as defined in the *Investment Canada Act*, as amended from time to time.

"**Common Shares**" means Common Shares in the capital of the Corporation, and having the rights, privileges, restrictions and conditions set out below.

"**Corporation**" means Queen Street Entertainment Capital Inc.

"**Redemption Notice**" has the meaning given to it in Section 6.1.

"**Holder**" means a holder of Preferred Variable Voting Shares.

"**Offer**" means has the meaning given to it in Section 8.1.

"**Preferred Shares**" means Preferred Variable Voting Shares in the capital of the Corporation.

"**Redemption Date**" has the meaning given to it in Section 6.1.

"**Redemption Price**" has the meaning given to it in Section 6.2.

"**Resident Canadians**" means resident Canadians as defined in the *Business Corporations Act* (Ontario), as amended from time to time.

"**Shareholder**" means a shareholder of the Corporation.

"**Shares**" means all the shares in the capital of the Corporation to which voting rights are attached that are issued and outstanding from time to time.

"**Transfer Agent**" means the transfer agent, or other agent providing a similar function, in respect of the Common Shares appointed by the Corporation from time to time.

ARTICLE TWO
VOTING RIGHTS

2.1 Entitlement to Vote

Each Holder is entitled to receive notice of and to attend all meetings of Shareholders and to vote at such meetings.

2.2 Number of Votes as a Class

The number of votes attached to the Preferred Shares as a class at any meeting of Shareholders shall be equal to the greater of:

(i) the number that is equal to 1% of the votes attached to the Shares excluding the Preferred Shares; and

(ii) the number of "X", calculated on the basis of the following formula:

$$X = \frac{55(B) - 100(A)}{45}$$

where,

A = the number of votes attached to Common Shares that are owned by Canadians, as determined by the Corporation in accordance with Article 3; and

B = the number of votes attached to the Shares, excluding the Preferred Shares.

2.3 Number of Votes per Preferred Share

The number of votes per Preferred Share shall be equal to the number of votes attached to the Preferred Shares as a class as determined pursuant to Section 2.2 divided by the number of issued and outstanding Preferred Shares, including any fraction of a vote per Preferred Share determined in accordance with the foregoing.

2.4 Press Release

If the number of votes attaching to the Preferred Shares as a class determined in accordance with Section 2.2 exceeds the number that is equal to 1% of the aggregated number of votes attached to the Shares excluding the Preferred Shares then the Corporation shall thereafter, not less than 10 days before each meeting of Shareholders, issue a press release disclosing the number of votes attaching to the Preferred Shares as a class.

2.5 No Dissent or Class Votes

Holders shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the Articles:

(i) to increase or decrease the maximum number of authorized Preferred Shares or to increase the maximum number of authorized shares of any class other than the Preferred Shares having rights or privileges equal or superior to the Preferred Shares;

(ii) to effect an exchange, reclassification or cancellation of all or part of the Preferred Shares; or

(iii) to create a new class of shares equal or superior to the Preferred Shares.

ARTICLE THREE
MONITORING OF CANADIAN CONTROL

3.1 Corporation to Monitor Canadian Control

(a) The Corporation shall, not less than 25 days before each meeting of Shareholders, undertake inquiries or instruct the Transfer Agent to undertake inquiries of the holders of Common Shares and any depositary interests (which may include CREST in the UK or any other paperless system permitting securities to be held and transferred in uncertificated form) and other market intermediaries as to the level of Canadian ownership of Common Shares or depository interests representing entitlement to the underlying Common Shares in their respective accounts.

(b) If no response to an inquiry made in accordance with Section 3.1(a) is received from a broker or other market intermediary before the date that is 15 days before the date of the meeting of Shareholders, then the Common Shares or depository interests held by that broker or other market intermediary shall be deemed to be owned by non-Canadians.

(c) If a Common Share is owned by one or more persons jointly and one such person is non-Canadian then such Common Share, for the purpose of monitoring Canadian control of the Corporation, shall be deemed to be owned by such person who is non-Canadian.

ARTICLE FOUR
DIVIDENDS

4.1 No Entitlement to Dividends

Holders, as Holders, are not entitled to receive dividends.

ARTICLE FIVE
LIQUIDATION PREFERENCE

5.1 Payment of Liquidation Event

(a) In the event of the liquidation, dissolution or winding-up of the Corporation, Holders are entitled, in preference to holders of Common Shares or any shares of a class ranking junior to the Preferred Shares, to be paid out of the assets of the Corporation available for distribution to holders of shares in the capital of the Corporation, an amount equal to one/one millionth of a cent per share (the "Preferential Amount")

(b) In the event that the outstanding Preferred Shares shall be subdivided (by stock split or otherwise), into a greater number of Preferred Shares, the Preferential Amount then in effect shall, concurrently with the effectiveness of such subdivisions, be proportionately decreased. In the event that the outstanding Preferred Shares shall be combined or consolidated by reclassification or otherwise, into a lesser number of Preferred Shares, the Preferential Amount then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

5.2 Insufficient Assets

If all of the assets of the Corporation are insufficient to permit the payment in full to Holders of the Preferential Amount, then the assets of the Corporation available for such distribution are to be distributed rateably among Holders, *pari passu*, in proportion to the full Preferential Amount each such Holder is otherwise entitled to receive.

5.3 Remaining Assets

After the Preferential Amount has been paid in full to Holders, or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such Holders so as to be available for such payment, any assets remaining available for distribution to holders of shares in the capital of the Corporation are to be distributed, subject to the rights, if any, of holders of any other class of shares to receive a portion of such remaining assets, rateably among holders of Common Shares, and Holders, as Holders, shall not be entitled to receive any amount in connection with the distribution of those remaining assets.

5.4 Preferential Amount to be Paid by Cheque

The Preferential Amount shall be paid to Holders by way of cheque(s) of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada.

ARTICLE SIX
REDEMPTION

6.1 Redemption at Request of Corporation

At any time and from time to time the Corporation may deliver a notice (the "Redemption Notice") to any Holder specifying:

(i) that the Corporation wishes to redeem all or part of the Preferred Shares; and
(ii) the date upon which the Preferred Shares will be redeemed (the "Redemption Date").

Upon the delivery of such Redemption Notice, the Corporation will, subject to applicable law, redeem that number of Preferred Shares as set out in the Redemption Notice in accordance with Section 6.3.

6.2 Redemption Price

(a) The price payable to Holders upon a redemption of all or part of the Preferred Shares shall be one/one millionth of a cent per Preferred Share that is to be redeemed (the "Redemption Price").

(b) In the event that the outstanding Preferred Shares shall be subdivided (by stock split or otherwise), into a greater number of Preferred Shares, the Redemption Price then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event that the outstanding Preferred Shares shall be combined or consolidated by reclassification or otherwise, into a lesser number of Preferred Shares, the Redemption Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

6.3 Redemption Mechanics

In the case of a redemption pursuant to Section 6.1:

(i) the Corporation will, on the Redemption Date, deliver to each Holder who has been given a Redemption Notice a cheque from the Corporation in an amount equal to the aggregated Redemption Price for the Preferred Shares to be redeemed from such Holder; and

(ii) on the Redemption Date, but subject to the receipt of the Corporation's cheque referred to in Section 6.3(i) all of the Preferred Shares subject to the Redemption Notice are deemed to be immediately redeemed by the Corporation and, as of such time, the Holder is no longer to be the holder of such redeemed Preferred Shares.

ARTICLE SEVEN
ISSUE AND TRANSFER RESTRICTIONS

7.1 Holder must be Resident Canadian

The Board of Directors shall not issue, nor permit or register the transfer of, a Preferred Share to a person who is not a Resident Canadian and any such transfer or purported transfer by a Holder of a Preferred Share to a person who is not a Resident of Canada shall be null and void and not registered on the books of the Corporation.

7.2 Onus on Potential Transferee

A potential transferee of a Preferred Share has the onus of establishing, to the satisfaction of the Board of Directors in its sole discretion, that the potential transferee is a Resident Canadian.

ARTICLE EIGHT
COATTAIL PROVISION

8.1 Coattail Provision

Subject to Section 8.3, no offer that is made to one or more Holders for the purchase, directly or indirectly, for valuable consideration, whether completed in one transaction or a series of transactions, of all or part of their Preferred Shares (an "Offer") shall or may be accepted by a Holder unless and until (i) Section 7.2 has been complied with and (ii) the person making the Offer also offers, by way of a take-over bid made to all holders of Common Shares in accordance with the *Securities Act* (Ontario) and any other securities legislation applicable to offers to purchase outstanding Common Shares, to purchase all of the outstanding Common Shares at a price per Common Share and or other terms and conditions as are approved by the Board of Directors.

8.2 Redemption Rights Not Affected

The fact that an Offer has been made shall not affect the right of the Corporation to, at any time after the Offer is made and from time to time, redeem all or part of the Preferred Shares in accordance with Article 6.

8.3 Transfer for No Consideration Permitted

A transfer of a Preferred Share that does not constitute a purchase, directly or indirectly, for valuable consideration, whether completed in one transaction or a series of transactions, of a Preferred Share and that is made in accordance with Article 7 shall not be subject to Section 8.1.

SHARE CONDITIONS ATTACHING TO COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

1.Definitions

For the purposes of these Common Share provisions:

"**Board of Directors**" means the board of directors of the Corporation.

"**Common Shares**" means Common Shares in the capital of the Corporation.

"**Corporation**" means Queen Street Entertainment Capital Inc.

"**Holder**" means a holder of Common Shares.

"**Shareholder**" means a shareholder of the Corporation.

2. Dividends

A Holder shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors, out of the assets properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all the Common Shares at the time outstanding. Cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of any such dividend payable in cash (less any tax required to be withheld by the Corporation). The forwarding by prepaid mail or delivering of such cheque to a Holder at his or her address as it appears on the books of the Corporation shall satisfy such dividends to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3. Dissolution

Subject to any prior rights of any other class of shares of the Corporation, in the event of the liquidation, dissolution, or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to receive the remaining property and assets of the Corporation.

3.1 Voting Rights

The Holders of the Common Shares shall be entitled to receive notice of, attend and vote at all meeting of the shareholders of the Corporation, except at any meetings at which only holders of a specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Each Common Share shall entitle the holder thereof to one vote for each such Share.

QUEEN STREET ENTERTAINMENT CAPITAL INC.

PROXY

FOR USE BY SHAREHOLDERS at the Annual and Special Meeting of the Shareholders (the "Meeting") of Queen Street Entertainment Capital Inc. (the "Corporation") to be held on June 29, 2006.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION. The undersigned holder of common shares ("Common Shares") of the Corporation hereby appoints Leif Bristow, or failing him, Melissa Taylor, or instead of either of the foregoing ______________________ as proxy holder of the undersigned in respect of all of the Common Shares held by the undersigned to attend, vote and act for and on behalf of the undersigned at the Meeting and at all adjournments thereof, the undersigned hereby directing that the Common Shares represented by this instrument of proxy be voted (or withheld from voting) as specified below:

RESOLUTIONS

(1)	To Elect as a Director:	FOR or	WITHHOLD
	Leif Bristow	☐	☐
	Rick Ferreira	☐	☐
	Michael Levine	☐	☐
	Hal Sadoff	☐	☐
	Jay Richardson	☐	☐

with respect to the election of the directors proposed for nomination in the Management Information Circular of the Corporation dated as of June 5, 2006 furnished in connection with the Meeting (the "Management Information Circular");

(2) ☐**FOR or** ☐**WITHHOLD**

with respect to the appointment of auditors of the Corporation proposed for appointment in the Management Information Circular and authorizing the directors to fix the remuneration to be paid to the auditors;

(3) ☐**FOR or** ☐**AGAINST**

with respect to passing, with or without variation, a special resolution amending the articles of incorporation of the Corporation to add a new class of preferred variable voting shares and approve the entering into by the Corporation of a shareholder(s) agreement related thereto, subject to all applicable securities and regulatory requirements;

(4) ☐**FOR or** ☐**AGAINST**

with respect to passing, with or without variation, a special resolution approving the issuance from time to time of additional securities consisting of common shares, or convertible into common shares, resulting in the issuance of an aggregate of up to twenty-five million (25,000,000) common shares in the capital of the Corporation, subject to all applicable securities and regulatory requirements; and

(5) ☐**FOR or** ☐**AGAINST**

to approve the stock option plan of the Corporation, in compliance with regulatory requirements to obtain annual shareholder approval of any "rolling" stock option plan.

This instrument of proxy confers discretionary authority upon the person named herein to vote on any amendments to or variations of the matters identified in the Notice of the Meeting dated June 5, 2006 and furnished in connection with the Meeting (the "Notice of Meeting") and on other matters, if any, which may properly he brought before the Meeting or any adjournment thereof. The solicitation of proxies is being made by and on behalf of management of the Corporation.

Notes

1. The shares represented by this instrument of proxy will be voted **FOR** the motions proposed to be made at the meeting as proposed by management and described in the Management Information Circular unless the shareholder has specified that his or her vote be withheld or against, as applicable, from voting in respect of such matters.
2. **The persons named in this instrument of proxy are directors or officers of the Corporation. A shareholder has the right to appoint another person as a proxy (who need not be a shareholder) to attend and act on such shareholder's behalf at the Meeting other than the management nominees designated herein. To exercise this right the shareholder may insert the name of the desired person in the blank space provided herein and strike out the other names or may submit another proper instrument of proxy and, in either case, deliver or mail the completed instrument of proxy to the registrar and transfer agent of the Corporation, being Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 Fax: 604-689-8144 Attention: Proxy Department, no later than 48 hours prior to the Meeting.**
3. **This instrument of proxy, when properly executed, confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of printing this instrument of proxy, management of the Corporation knows of no other matters to come before the Meeting.**
4. Reference is made to the Management Information Circular for further information regarding completion and use of this instrument of proxy and other information pertaining to the Meeting. The undersigned hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the undersigned at the Meeting or Meetings and hereby revokes any proxy or proxies heretofore given to vote, and or act with respect to the said shares.
5. The undersigned hereby acknowledges receipt of the Notice of Meeting and of the Management Information Circular furnished herewith.
6. This instrument of proxy ceases to be valid one year from its date.
7. If your address as shown on the enclosed label is incorrect, please give your correct address when returning this instrument of proxy.

Dated 2006.

Name of Shareholder (Please print) ______________________

Signature of Shareholder ______________________

Number of Common Shares Represented by this instrument of Proxy ______________________

This instrument of proxy should be dated and signed by the shareholder or the proper officer or officers of a corporate shareholder or his, her or its attorney authorized in writing. If no date is inserted, this form of proxy shall be deemed to bear the date on which it is mailed to the shareholder.

PRESS RELEASE

QUEEN STREET IS PLEASED TO ANNOUNCE THE APPOINTMENT OF JAMES A. RICHARDSON TO ITS BOARD OF DIRECTORS

Toronto, Ontario, July 6, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is pleased to announce the election of James A. ("Jay") Richardson to the Board of Directors of Queen Street by the shareholders at the annual and special meeting held on June 29th, 2006.

Jay Richardson has served as CEO and/or Board member of a number of TSX listed companies and has extensive experience in business advisory, transaction, turnaround and process management areas. Jay currently serves as Chairman of Manaca Inc. as well as CFO of First Metals Inc. The latter is expected to be listed shortly on the TSX Exchange. In the late 1980's and early 1990's Jay was partner at KPMG Peat Marwick (UK), Arthur Young (Singapore) and Clarkson Gordon (the latter two are now Ernst & Young).

In addition, Jay serves as a member of the Board of Directors for Waseco Resources Inc. (TSX-V) and as its Secretary- Treasurer; The Argus Corporation (TSX) and Audit Committee; Adroit Resources Inc. (TSX-V) and Audit Committee; First Metals Inc (expected TSX); as well as several private companies. Jay is also involved in a number of community service and arts organisations.

Mr. Richardson is a Canadian Chartered Accountant and is expected to Chair the company's Audit Committee. Queen Street Entertainment is pleased to have Jay's extensive experience and knowledge on our Board to support the company's strategy to become a fully-integrated international entertainment company, financing, producing and distributing small to mid-budget commercial feature films and television productions for the family entertainment market. The Board would also like to thank Michael Donovan, who leaves the Board, for his service as a founding director and wishes him well in his business ventures and endeavours.

Queen Street trades on the TSX Venture Exchange and has 13,294,308 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222 or Annette Grot, Vice Pres. Finance - ext.231

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East, Main Floor
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

June 29, 2006

ITEM 3 News Release:

A press release disclosing the material change was issued by the Corporation on July 6, 2006 via Canada News Wire.

ITEM 4 Summary of Material Change:

The Corporation announced that James A. (Jay) Richardson was elected as a director of the Corporation at the June 29, 2006 annual and special meeting of shareholders to fill the vacancy left by Michael Donovan who did not stand for re-election.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A"

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 **Date of Report:**

July 7, 2006

ITEM 10 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 7th day of July, 2006.

Per: *"Melissa Taylor"*
Melissa Taylor
Vice President, Business and Legal Affairs

Schedule "A"

PRESS RELEASE

QUEEN STREET IS PLEASED TO ANNOUNCE THE APPOINTMENT OF JAMES A. RICHARDSON TO ITS BOARD OF DIRECTORS

Toronto, Ontario, July 6, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is pleased to announce the election of James A. ("Jay") Richardson to the Board of Directors of Queen Street by the shareholders at the annual and special meeting held on June 29th, 2006.

Jay Richardson has served as CEO and/or Board member of a number of TSX listed companies and has extensive experience in business advisory, transaction, turnaround and process management areas. Jay currently serves as Chairman of Manaca Inc. as well as CFO of First Metals Inc. The latter is expected to be listed shortly on the TSX Exchange. In the late 1980's and early 1990's Jay was partner at KPMG Peat Marwick (UK), Arthur Young (Singapore) and Clarkson Gordon (the latter two are now Ernst & Young).

In addition, Jay serves as a member of the Board of Directors for Waseco Resources Inc. (TSX-V) and as its Secretary- Treasurer; The Argus Corporation (TSX) and Audit Committee; Adroit Resources Inc. (TSX-V) and Audit Committee; First Metals Inc (expected TSX); as well as several private companies. Jay is also involved in a number of community service and arts organisations.

Mr. Richardson is a Canadian Chartered Accountant and is expected to Chair the company's Audit Committee. Queen Street Entertainment is pleased to have Jay's extensive experience and knowledge on our Board to support the company's strategy to become a fully-integrated international entertainment company, financing, producing and distributing small to mid-budget commercial feature films and television productions for the family entertainment market. The Board would also like to thank Michael Donovan, who leaves the Board, for his service as a founding director and wishes him well in his business ventures and endeavours.

Queen Street trades on the TSX Venture Exchange and has 13,294,308 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222 or Annette Grot, Vice Pres. Finance - ext.231

RECEIVED
2007 MAY 22 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

QUEEN STREET SIGNS
LETTER OF INTENT WITH UK BASED MOVIEHOUSE ENTERTAINMENT

Toronto, Ontario, July 12, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is delighted to announce it has entered into a Letter of Intent to acquire certain assets of UK based film sales company Moviehouse Entertainment Limited ("Moviehouse") which is currently run by joint managing directors Gary Phillips and Mark Vennis. The transaction contemplates the purchase of all distribution and exploitation rights to the library of approximately 40 titles currently held by Moviehouse as well as all future titles to be acquired together with receivables associated with those titles.

Queen Street intends to acquire the Moviehouse assets for a total purchase price of C$1,819,000 in stock and cash consideration. Queen Street will issue 1.5 million common shares on the basis of $0.50 per share, plus a further 750,000 shares subject to performance thresholds. Cash proceeds of approximately C$600,000 will be directed to eliminate both senior and short term debts. It is anticipated that the staff of Moviehouse will continue to operate out of the United Kingdom as employees of Queen Street.

Queen Street's CEO, Leif Bristow said "Having known both Gary and Mark over the past five years and watched the growth of Moviehouse into a vibrant boutique firm, based on integrity and commitment to their clients, it is a real pleasure to have the two teams unite under the Queen Street banner. The Moviehouse brand together with Knightscove Family Films will give Queen Street the division of labels to identify its products for the benefit of the consumers. Knightscove Family Films will continue to be the brand for principally G rated films and television programming while the Moviehouse brand will contain the PG and PG13 products". Said Vennis, "After five years of running Moviehouse together, Gary and I are very excited to have the opportunity to work with Leif and his wonderful team to take Moviehouse forward to another level alongside Knightscove and under the Queen Street banner. We think this is a great fit and both look to the future with great enthusiasm".

Queen Street will take control of the sales rights handled by Moviehouse Entertainments diverse slate which is currently led by multi-award winner and legendary director John Boorman's (*Deliverance, Excalibur*) highly anticipated new film *The Tiger's Tail* as well as documentary feature *Scott Walker: 30 Century Man* which is being produced by 2006 Academy Award winning producer Mia Bays (*Six Shooter*), both films have concluded principal photography and are nearing completion. Initially Queen Street and Moviehouse will together distribute in excess of 80 films (comprising its' current library, titles purchased from Moviehouse as well as a second library, the conditional purchase of which was previously announced). From this platform Queen Street will have the complete infrastructure for Sales and Administration to manage significant additional titles, which the company is continuing to source.

This transaction is subject to Queen Street's completion of standard industry due diligence, the review of the TSX Venture Exchange and financing. Queen Street is

working with its advisors to issue a convertible debt instrument to complete this transaction and assist in other opportunities identified by management and future capital raises. No finders fee was paid in association with this transaction. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE and has 13,594,308 common shares outstanding. Additional information regarding the business of Queen Street may be found in reports filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416) 691.6655 ext 222 or Annette Grot, Vice Pres. Finance - ext.231

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East, Main Floor
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

July 10, 2006

ITEM 3 News Release:

A press release disclosing the material change was issued by the Corporation on July 12, 2006 via Canada News Wire.

ITEM 4 Summary of Material Change:

The Corporation announced that it has entered into a letter of intent to acquire certain assets of a UK based film sales company, Moviehouse Entertainment Limited., including approx. 40 film titles together with the receivables related thereto. The transaction is subject to completion of due diligence, financing and regulatory approval.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A"

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 **Date of Report:**

July 12, 2006

ITEM 10 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 12th day of July, 2006.

Per: *"Melissa Taylor"*
Melissa Taylor
Vice President, Business and Legal Affairs

Schedule "A"

PRESS RELEASE

QUEEN STREET SIGNS
LETTER OF INTENT WITH UK BASED MOVIEHOUSE ENTERTAINMENT

Toronto, Ontario, July 12, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is delighted to announce it has entered into a Letter of Intent to acquire certain assets of UK based film sales company Moviehouse Entertainment Limited ("Moviehouse") which is currently run by joint managing directors Gary Phillips and Mark Vennis. The transaction contemplates the purchase of all distribution and exploitation rights to the library of approximately 40 titles currently held by Moviehouse as well as all future titles to be acquired together with receivables associated with those titles.

Queen Street intends to acquire the Moviehouse assets for a total purchase price of C$1,819,000 in stock and cash consideration. Queen Street will issue 1.5 million common shares on the basis of $0.50 per share, plus a further 750,000 shares subject to performance thresholds. Cash proceeds of approximately C$600,000 will be directed to eliminate both senior and short term debts. It is anticipated that the staff of Moviehouse will continue to operate out of the United Kingdom as employees of Queen Street.

Queen Street's CEO, Leif Bristow said "Having known both Gary and Mark over the past five years and watched the growth of Moviehouse into a vibrant boutique firm, based on integrity and commitment to their clients, it is a real pleasure to have the two teams unite under the Queen Street banner. The Moviehouse brand together with Knightscove Family Films will give Queen Street the division of labels to identify its products for the benefit of the consumers. Knightscove Family Films will continue to be the brand for principally G rated films and television programming while the Moviehouse brand will contain the PG and PG13 products". Said Vennis, "After five years of running Moviehouse together, Gary and I are very excited to have the opportunity to work with Leif and his wonderful team to take Moviehouse forward to another level alongside Knightscove and under the Queen Street banner. We think this is a great fit and both look to the future with great enthusiasm".

Queen Street will take control of the sales rights handled by Moviehouse Entertainments diverse slate which is currently led by multi-award winner and legendary director John Boorman's (*Deliverance, Excalibur*) highly anticipated new film *The Tiger's Tail* as well as documentary feature *Scott Walker: 30 Century Man* which is being produced by 2006 Academy Award winning producer Mia Bays (*Six Shooter*), both films have concluded principal photography and are nearing completion. Initially Queen Street and Moviehouse will together distribute in excess of 80 films (comprising its' current library, titles purchased from Moviehouse as well as a second library, the conditional purchase of which was previously announced). From this platform Queen Street will have the complete infrastructure for Sales and Administration to manage significant additional titles, which the company is continuing to source.

This transaction is subject to Queen Street's completion of standard industry due diligence, the review of the TSX Venture Exchange and financing. Queen Street is working with its advisors to issue a convertible debt instrument to complete this transaction and assist in other opportunities identified by management and future capital raises. No finders fee was paid in

association with this transaction. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE and has 13,594,308 common shares outstanding. Additional information regarding the business of Queen Street may be found in reports filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416) 691.6655 ext 222 or Annette Grot, Vice Pres. Finance - ext.231

PRESS RELEASE

QUEEN STREET IS PLEASED TO ANNOUNCE THE APPOINTMENT OF SARA A. MORTON TO ITS BOARD OF DIRECTORS, THE EXERCISE OF 300,000 AGENT OPTIONS AND SHARES FOR DEBT TRANSACTION

Toronto, Ontario, July 25, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is pleased to announce that its Board of Directors has increased the number of the Board by one from five to six members and has elected Sara A. Morton to the fill the vacant spot. Ms. Morton became a member of the Board of Directors of Queen Street and Chair of its Corporate Governance Committee during a Board Meeting held on July 21st, 2006.

Ms. Morton has provided legal, regulatory and policy advice to clients in the media and entertainment industry for many years, most recently as Senior Director, Programming Business Affairs for Bell ExpressVu, responsible for negotiating the acquisition of film and television content. As Director, Tax Credits and Chief Operating Officer of the Ontario Media Development Corporation, an agency of Ontario's Ministry of Culture, she oversaw the implementation of Ontario's refundable tax credits for film, television, computer animation and interactive digital media in cooperation with Ontario's Ministry of Finance.

Previously, Ms. Morton was a corporate commercial lawyer with the Bay Street law firm of Lang Michener, specializing in media and entertainment. During her tenure, she played a key role in the financing of more than 100 independent Canadian film and television productions. Ms. Morton has advised public and private companies with respect to corporate and governance matters and has board experience in the not-for-profit sector. Ms. Morton has a Bachelor of Commerce (Finance) degree from McGill University, a law degree from the University of Toronto and is a member of the Law Society of Upper Canada.

Queen Street is happy to welcome Sara as it's newest Board Member and is looking forward to a fruitful relationship. Ms. Morton's appointment is subject to regulatory approval, including the approval of the TSX Venture Exchange.

Queen Street is also pleased to announce that the Agent Options issued during the Company's Initial Public Offering were exercised and converted into 300,000 shares of the Company for gross proceeds totalling $75,000. Additionally, as part of its consulting arrangement previously announced, Queen Street has completed a shares for debt transaction by issuing 60,000 common shares to Range Corp. at a deemed price of $0.25 per share to satisfy a debt of $15,000. The shares issued will be subject to a 4-month hold period expiring November 25, 2006.

Queen Street trades on the TSX Venture Exchange and has 13,594,308 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and CEO (tel) (416).691.6655 ext 222 or Annette Grot, VP. Finance - ext.231

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East, Main Floor
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

July 20, 2006 and July 25, 2006

ITEM 3 News Release:

A press release disclosing the material change was issued by the Corporation on July 25, 2006 via Canada News Wire.

ITEM 4 Summary of Material Change:

The Corporation announced that (1) the Board of Directors has increased the number of directors of the Corporation from five (5) to six (6) and that Sara A. Morton has been appointed to fill the vacancy; and (2) that in a shares for debt transaction the Corporation has converted $15,000 of outstanding fees payable to Range Corp. into 60,000 common shares of the Corporation at a deemed price of $0.25 per share to satisfy the debt, with the approval of the TSX Venture Exchange.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A"

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 **Date of Report:**

July 26, 2006

ITEM 10 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 26th day of July, 2006.

Per: *"Melissa Taylor"*
Melissa Taylor
Vice President, Business and Legal Affairs

Schedule "A"

PRESS RELEASE

QUEEN STREET IS PLEASED TO ANNOUNCE THE APPOINTMENT OF SARA A. MORTON TO ITS BOARD OF DIRECTORS, THE EXERCISE OF 300,000 AGENT OPTIONS AND SHARES FOR DEBT TRANSACTION

Toronto, Ontario, July 25, 2006 (TSXV: QE) – Queen Street Entertainment Capital Inc. ("Queen Street") is pleased to announce that its Board of Directors has increased the number of the Board by one from five to six members and has elected Sara A. Morton to the fill the vacant spot. Ms. Morton became a member of the Board of Directors of Queen Street and Chair of its Corporate Governance Committee during a Board Meeting held on July 21st, 2006.

Ms. Morton has provided legal, regulatory and policy advice to clients in the media and entertainment industry for many years, most recently as Senior Director, Programming Business Affairs for Bell ExpressVu, responsible for negotiating the acquisition of film and television content. As Director, Tax Credits and Chief Operating Officer of the Ontario Media Development Corporation, an agency of Ontario's Ministry of Culture, she oversaw the implementation of Ontario's refundable tax credits for film, television, computer animation and interactive digital media in cooperation with Ontario's Ministry of Finance.

Previously, Ms. Morton was a corporate commercial lawyer with the Bay Street law firm of Lang Michener, specializing in media and entertainment. During her tenure, she played a key role in the financing of more than 100 independent Canadian film and television productions. Ms. Morton has advised public and private companies with respect to corporate and governance matters and has board experience in the not-for-profit sector. Ms. Morton has a Bachelor of Commerce (Finance) degree from McGill University, a law degree from the University of Toronto and is a member of the Law Society of Upper Canada.

Queen Street is happy to welcome Sara as it's newest Board Member and is looking forward to a fruitful relationship. Ms. Morton's appointment is subject to regulatory approval, including the approval of the TSX Venture Exchange.

Queen Street is also pleased to announce that the Agent Options issued during the Company's Initial Public Offering were exercised and converted into 300,000 shares of the Company for gross proceeds totalling $75,000. Additionally, as part of its consulting arrangement previously announced, Queen Street has completed a shares for debt transaction by issuing 60,000 common shares to Range Corp. at a deemed price of $0.25 per share to satisfy a debt of $15,000. The shares issued will be subject to a 4-month hold period expiring November 25, 2006.

Queen Street trades on the TSX Venture Exchange and has 13,594,308 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and CEO (tel) (416).691.6655 ext 222 or Annette Grot, VP. Finance - ext.231

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES THE COMPLETION OF A $250,000 LOAN AND AN EMPLOYEE SHARES FOR DEBT TRANSACTION AND STOCK OPTIONS

Toronto, Ontario, August 4th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce receipt of a loan ("Loan") in the principal amount of $250,000. The Loan proceeds will be used by Queen Street for general corporate purposes and, combined with a larger debt placement Queen Street hopes to close before year end, will position the company to internally build distribution capacity and to support the previously announced intended library acquisitions.

The Loan, provided by GC-Global Capital Corp. ("Global"), a Toronto based financier, has been conditionally approved by the TSX Venture Exchange. It will bear interest at 12% per annum, payable monthly and incur a structuring fee of 2% at closing.

The Loan is secured by a first ranking security interest in favour of Global on Queen Street's assets including all rights to the recently acquired KEC library (including the feature films '*Virginia's Run*', '*Kart Racer*' and '*Blizzard*'). The Loan is repayable on December 15th, 2006, however Queen Street has the right to pre-pay the Loan at any time after September 30th, 2006.

In addition to the Loan, Queen Street has entered into a 3 month non-exclusive consulting contract with Global to provide financial advisory services. Global will be paid a consulting fee of $30,000 payable in stock at the end of the term at the greater of (i) $0.40 per share, and (ii) a 25% discount to the 5 day trading average immediately prior, and, if stock issued on this basis is precluded at the time, in cash. Queen Street has also issued a bonus to Global in connection with the Loan of 50,000 common shares. The bonus shares will have a 4-month hold period expiring December 4, 2006.

Additionally, certain officers and directors of Queen Street have agreed, in a shares for debt transaction, to accept 243,750 common shares between them to satisfy debts totaling $97,500 at a deemed price of $0.40 per share. The debts consist of deferred fees and salaries. The shares issued will be subject to a 4-month hold period expiring December 4, 2006. The shares for debt transaction remains subject to TSXV approval. In addition, all five non-management Board Members have been granted stock options of 50,000 each with an exercise price of $0.40 and a term of 5 years ending August 4, 2011.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. It currently has 13,654,308 Queen Street Shares outstanding and after issuance of the additional common shares mentioned above will have 13,948,058 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East, Main Floor
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

August 4, 2006

ITEM 3 News Release:

A press release disclosing the material change was issued by the Corporation on August 4, 2006 via Canada News Wire.

ITEM 4 Summary of Material Change:

The Corporation announced that it had received a secured bridge loan for aggregate proceeds of $250,000 from GC-Global Capital Corp. The loan bears interest at 12% per annum with interest payable monthly and a structuring fee of 2% payable at closing. The loan matures on December 15, 2006 but is pre-payable at borrower's option without penalty at any time after September 30, 2006. The loan is secured by a first priority security interest over its assets including its rights in the KEC library (namely, the films Virginia's Run, Kart Racer and Blizzard). In connection with the loan, the lender received 50,000 bonus common shares of the Corporation and entered into a 3-month consulting agreement for fees of $30,000 to be paid in stock of the Corporation and as described therein. The TSXV conditionally approved the loan subject to the issuance of a press release and receipt of final loan and related documents, which conditions have been met.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A"

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 Date of Report:

August 4, 2006

ITEM 10 Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 4th day of August July, 2006.

Per: *"Melissa Taylor"*
Melissa Taylor
Vice President, Business and Legal Affairs

Schedule "A"

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES THE COMPLETION OF A $250,000 LOAN AND AN EMPLOYEE SHARES FOR DEBT TRANSACTION AND STOCK OPTIONS

Toronto, Ontario, August 4th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce receipt of a loan ("Loan") in the principal amount of $250,000. The Loan proceeds will be used by Queen Street for general corporate purposes and, combined with a larger debt placement Queen Street hopes to close before year end, will position the company to internally build distribution capacity and to support the previously announced intended library acquisitions.

The Loan, provided by GC-Global Capital Corp. ("Global"), a Toronto based financier, has been conditionally approved by the TSX Venture Exchange. It will bear interest at 12% per annum, payable monthly and incur a structuring fee of 2% at closing.

The Loan is secured by a first ranking security interest in favour of Global on Queen Street's assets including all rights to the recently acquired KEC library (including the feature films '*Virginia's Run*', '*Kart Racer*' and '*Blizzard*'). The Loan is repayable on December 15th, 2006, however Queen Street has the right to pre-pay the Loan at any time after September 30th, 2006.

In addition to the Loan, Queen Street has entered into a 3 month non-exclusive consulting contract with Global to provide financial advisory services. Global will be paid a consulting fee of $30,000 payable in stock at the end of the term at the greater of (i) $0.40 per share, and (ii) a 25% discount to the 5 day trading average immediately prior, and, if stock issued on this basis is precluded at the time, in cash. Queen Street has also issued a bonus to Global in connection with the Loan of 50,000 common shares. The bonus shares will have a 4-month hold period expiring December 4, 2006.

Additionally, certain officers and directors of Queen Street have agreed, in a shares for debt transaction, to accept 243,750 common shares between them to satisfy debts totaling $97,500 at a deemed price of $0.40 per share. The debts consist of deferred fees and salaries. The shares issued will be subject to a 4-month hold period expiring December 4, 2006. The shares for debt transaction remains subject to TSXV approval. In addition, all five non-management Board Members have been granted stock options of 50,000 each with an exercise price of $0.40 and a term of 5 years ending August 4, 2011.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. It currently has 13,654,308 Queen Street Shares outstanding and after issuance of the additional common shares mentioned above will have 13,948,058 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. COMPLETES PURCHASE OF KNIGHTSCOVE ENTERTAINMENT CORPORATION ASSETS

Toronto, Ontario, August 9th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has paid, from receivables earned from the films, the outstanding balance of the purchase price under the purchase agreement for certain assets of Knightscove Entertainment Corporation ("KEC") including rights to the feature films "*Virginia's Run*", "*Kart Racer*" and "*Blizzard*" (the "KEC Library").

Queen Street, through its wholly owned subsidiary Knightscove Family Films Inc., has generated its first material revenues from the KEC Library which will be reflected in its Q2 and Q3 financial statements.

MGM has now recouped its initial advances for "*Blizzard*" and "*Kart Racer*" and is obliged to remit royalty payments with each quarterly royalty participation statement as these films are re-licensed on US television and as home video/DVD sales continue. MGM is also nearing recoupment of its advance with respect to "*Virginia's Run*" home video/DVD rights. When MGM is recouped, Queen Street will commence receiving participation statements and royalties on this title as well. With the rights to the titles now controlled by Queen Street the company is in a position to exploit some of the merchandising opportunities associated with the titles such as soundtrack and novelisation of the individual titles.

With this acquisition completed, Queen Street is primarily focused on the due diligence and completion of the Moviehouse and the 43-picture library acquisitions announced previously. We continue to review and source other potential strategic acquisitions to build the company's revenue streams. The company trades on the TSX Venture Exchange under the ticker symbol QE and has 13,704,308 common shares outstanding. Additional information regarding the business of Queen Street may be found in reports filed on SEDAR at www.sedar.com.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222 or Annette Grot, Vice President, Corp. Finance ext 231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES COMPLETION OF EMPLOYEE SHARES FOR DEBT TRANSACTION

Toronto, Ontario, August 11th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce the issuance to certain officers, directors and consultants, of 293,750 common shares, in a shares for debt transaction, to satisfy debts totaling $117,500 at a deemed price of $0.40 per share. The debts consist of deferred fees and salaries. The shares issued will be subject to a 4-month hold period expiring December 11, 2006. This announcement updates the information that was disclosed in a press release dated August 4, 2006.

Leif Bristow, President and C.E.O. of Queen Street, in thanking his colleagues said "We are pleased that the officers, directors and consultants who have received the shares have agreed to increase their equity stake in Queen Street as part of their continuing commitment to the growth of our company. "

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. There are currently 13,998,058 Queen Street common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.

Form 52-109F2 – Certificate of Interim Filings

I, Annette Grot, acting Chief Financial Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date August 29, 2006

"Annette Grot"
Annette Grot
Acting Chief Financial Officer

Form 52-109F2 – Certificate of Interim Filings

I, Leif Bristow, Chief Executive Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date August 29, 2006

"Leif Bristow"
Leif Bristow
Chief Executive Officer

QUEEN STREET ENTERTAINMENT CAPITAL INC.

**MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2006**

DATED AUGUST 29, 2006

The following discussion and analysis should be read in conjunction with the unaudited quarterly financial statements of the Company for the three months ended June 30, 2006 and all of the notes contained therein. The unaudited quarterly financial statements for the three months ended June 30, 2006 were not reviewed by the Company's Auditors.

This discussion contains certain forward-looking statements concerning the operations, economic performance and financial condition of Queen Street Entertainment Capital Inc. ("the Company" or "Queen Street") and wholly owned subsidiary Knightscove Family Films ('Knightscove"). These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are or will be beyond the control of Queen Street and Knightscove and reflect future business decisions that are subject to change. Some of these assumptions inevitably will not materialize and unanticipated events will occur that will affect the results of the Company. See the section below entitled, "Business Risks".

Date of Information

This management discussion and analysis is dated August 29th, 2006 and is in respect of the Company's second quarter ended June 30, 2006.

Overview

Queen Street Entertainment Capital Inc. is incorporated under the laws of the Province of Ontario and is listed and posted for trading on the TSX Venture Exchange Inc. under the ticker symbol QE.

The Company was incorporated as a Capital Pool Company on April 6, 2004 and did not become a "reporting issuer" pursuant to applicable securities legislation until August 5, 2004, the date a receipt was issued for its final prospectus. Effective June 30, 2005, Queen Street acquired all of the issued and outstanding shares in the capital of Knightscove Family Films Inc. ("Knightscove") as its Qualifying Transaction outlined in the annual MD&A of the Company filed May 11, 2005. The share exchange of 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information is that of Knightscove.

Queen Street is a fully integrated Canadian entertainment company specializing in the distribution, acquisition and creation of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television product and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

The discussion which follows will be on the basis of Queen Street and Knightscove taken as a combined entity and certain comparative financial data is restated on a consolidated basis. The Company's financial statements are prepared in accordance with Canadian GAAP and are presented in Canadian dollars.

Business Objectives & Strategy

The Company is focusing on its core activities of film distribution, acquisition and creation. Queen Street is actively pursuing expansion by way of acquisition of family film assets. Queen Street successfully completed its first acquisition of three family titles in early August 2006 (see "Recent Development" section below for details). A number of additional film libraries and film companies with distribution capacity have been identified as potential targets. Queen Street intends to build a substantial library and to bring under its umbrella an experienced international sales team with the ability to distribute complementary film product.

Queen Street also intends to self-produce and distribute 1 to 2 films per year for purposes of establishing the Knightscove family "brand". To this end, it is undertaking to identify suitable film properties for development which may include optioning existing screenplays, developing new screenplays with selected writers or optioning rights in novels, screenplays, articles and life stories.

In order to realize these objectives, the Company will require additional sources of financing. In early August 2006, Queen Street closed a bridge financing in the amount of $250,000 (see "Capital Resources" section below for details). Additionally, Queen Street has access to external sources of funding for development and production financing, including Canadian and international distributors and broadcasters or Canadian Television Fund and/or other agencies. Concurrently the Company is pursuing private and corporate sources of funding for its acquisition activities.

Revenue Model by Business Segment

Queen Street's expected main revenue sources are Distribution, Library Sales and Proprietary Production.

i) Distribution:

The distribution of Queen Street's library as well as independent third party films is anticipated to be conducted through a wholly owned subsidiary expected to be called Knightscove International Releasing ("KIR"). KIR will generate commission based revenue from the first and subsequent window licensing of distribution rights to independent productions and the Company's acquired films along with its proprietary productions. On a select basis, a minimum guarantee payment may be offered to independent third-party producers in order to attract high quality product and where appropriate, KIR will sub-license rights to other distributors. Queen Street expects to generate between 25% and 40% of gross sales in commissions from its distribution arm.

ii) Library Sales:

Generally 100% of revenue from sales will be directed to Queen Street for its library product and proprietary product with the exception of films that have been co-produced with international entities. International distribution rights will be exploited by KIR by selling the Company's acquired and proprietary films to distributors or broadcasters, country by country, or to regional cable-satellite broadcasters. The license terms of sales range from three to seven years. After this period the distribution rights will revert back to Queen Street allowing it to re-license the film to the same or other distributors and broadcasters. Initial sales will be made to theatrical distributors, followed by subsequent windows to Pay-TV, DVD and video distributors, network broadcasters and then cable networks. Specific distribution channels may be targeted depending on the film's characteristics. To date, Queen Street films have been licensed to distributors or broadcasters covering most countries in the world, including the major markets in the US, the UK, Australia, Germany, France and Japan including MGM/Sony and Alliance Atlantis.

iii) Proprietary Production:

Proprietary productions allow a targeted building of a 'brand', which Queen Street intends to conduct through Knightscove. The Company anticipates producing one to two films per year in the C$4 million to C$10 million budget range. The production of these films will generate between 10% and 16% of the budget in producer fees and overhead. In addition, the preliminary stream of revenue arising from the granting of initial theatrical and broadcast rights to the first window of proprietary productions is the most substantial a film will generate. As described above, the sale of these film will result in commissions to KIR and the sale of subsequent rights will result in additional license fees to Queen Street.

iv) Merchandising and Licensing &New Media Revenue:

Revenue streams from other ancillary rights will be pursued once Queen Street's library achieves sufficient audience awareness and critical mass. Although it may take a number of years for a film franchise to gain sufficient profile and market penetration in a major territory, the exploitation of these ancillary rights could become a major source of revenue.

Recent Developments

Queen Street completed its first acquisition of three feature length films which make up the "KEC library", "*Virginia's Run*", "*Kart Racer*" and "*Blizzard*", in early August 2006. The purchase price of $250,000 was paid by way of a deposit of $50,000 made in April 2006 with the balance of the purchase price paid by receivables earned from the film's sales through August 2006. With ownership of the titles controlled by Queen Street, the company is in a position to exploit some of the merchandising opportunities associated with the titles such as soundtrack and novelisation of the individual titles. Additionally, Queen Street will now have the opportunity to monitor and track revenue generated by all three titles through distribution agreements with MGM and Warner Bros. Television in the United States, with Alliance Atlantis in Canada and with First Look Media in international territories.

In addition to having executed a final Letter of Intent to acquire the international distribution rights to a 43 title family library subject to final TSX Venture approval and financing, Queen Street entered into a Letter of Intent to acquire certain assets of UK based film sales company Moviehouse Entertainment Limited ("Moviehouse") which is currently run by joint managing directors Gary Phillips and Mark Vennis. The transaction contemplates the purchase of all distribution and exploitation rights to the library of approximately 40 titles currently held by Moviehouse as well as all future titles to be acquired together with receivables associated with those titles. This acquisition is also subject to TSX Venture approval and financing.

Annual and Quarterly Financial Information

The fiscal year end of the Company is December 31. There were no changes in accounting policy from period to period. A summary of selected financial information for the second quarter ended June 30, 2006 and December 31, 2005 is as follows:

	Quarter Ended June 30, 2006	Quarter Ended June 30, 2005	Year Ended December 31, 2005
Total Revenue	$201,384	$1,040	$0
Net income (loss):			
Total	$(19,619)	$(285,208)	$(843,557)
Per share	$(0.001)	$(0.04)	$(0.08)
Total assets	$739,145	$528,261	$381,616
Long-term liabilities	$0	$59,650	$0
Cash Dividend	$0	$0	$0

Results of Operations

Queen Street, through its wholly owned subsidiary Knightscove Family Films Inc., generated its first material revenue from its library in the second quarter ended June 30th, 2006.

The source of revenue was films sales related to the newly acquired KEC Library. Specifically, MGM the US distributor of "*Blizzard*" and "*Kart Racer*" television and video rights, recouped its initial distribution advance and expenses and notified Queen Street of its first quarterly royalty payment in the amount of US$116,000 in May 2006. This cash payment, for the quarter ended March 31st, 2006, was received by Queen Street in July 2006.

In the second quarter ended June 30th, 2006, Queen Street received confirmation of Warner Bros. Television's distribution advance payment with respect to "*Virginia's Run*" US television rights in the amount of US$62,500. This cash payment was also received in July 2006. Additionally, Queen Street received funds in July 2006 from First Look Media, the international sales agent for the KEC Library films.

Based on the above, the Company expects to continue to generate revenue from the KEC Library. As publicly announced, Queen Street intends to acquire additional libraries which are anticipated to generate additional cash flow and create a sustainable revenue base for the Company.

Liquidity

As at June 30, 2006 the Company had a working capital deficit of ($125,280). This is calculated considering $274,134 in cash, accounts receivable and prepaid expenses less $399,414 in accounts payable, accrued liabilities and short term debt.

The negative working capital is primarily due to the short term loan payable in the amount of $200,000 resulting from the commitment to purchase three feature length films (see above section *Recent Developments*). This short term loan was actually repaid in early August 2006 with proceeds received from contracted film sales of US$178,000 from major film studios and additional payments received from international sales of the films. As stated in the section above, Queen Street expects to continue to generate revenue from the KEC Library as well as any other libraries it acquires, building a sustainable revenue base for the Company.

In addition, the Company has retained independent financial advisors to assist in the placement of additional private financings anticipated to be sufficient for the Company to meet its ongoing obligations and to meet its acquisition objectives. Queen Street closed a bridge loan in the amount of $250,000 in August 2006 (see "Capital Resources" section below for details).

Capital Resources

Prior to the reverse takeover, $131,996 in gross proceeds was raised by the Company. On July 13, 2005 the Company completed a private placement of common shares in which it raised gross proceeds of $250,000. On September 13, 2005 the Company retired a convertible debenture for $25,000 and issued 99,125 common shares. On October 14, 2005 the Company completed a further private placement of common shares in which it raised gross proceeds of $200,000. On March 22nd, 2006, the Company completed an additional private placement of common shares generating gross proceeds of $150,000 and of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000, for total gross proceeds of $200,000.

In the second quarter ended June 30th, 2006, the Company did not close any private placement transactions, nevertheless Queen Street is actively proceeding with additional private placements and financings in order to meet its business objectives.

On August 4th, 2006, Queen Street announced the receipt of a bridge loan in the principal amount of $250,000 to be used by the Company for general corporate purposes. It is anticipated that loan combined with a larger debt placement which Queen Street hopes to close before year end will allow the company to complete its previously announced library acquisitions.

The bridge loan was advanced in early August and it will bear interest at 12% per annum, payable monthly and incur a structuring fee of 2% at closing. The loan is secured by a first ranking security interest in favour of the lender on Queen Street's assets including all rights to the recently acquired KEC library (including the feature films *'Virginia's Run', 'Kart Racer' and 'Blizzard'*). The loan is repayable on December 15th, 2006, however Queen Street may repay the Loan at any time after September 30th, 2006.

Queen Street also entered into a 3 month non-exclusive consulting contract with the bridge loan lender to provide financial advisory services. The lender will be paid a consulting fee of $30,000 payable in stock at the end of the term at the greater of (i) $0.40 per share, and (ii) a 25% discount to the 5 day trading average immediately prior, and, if stock issued on this basis is precluded at the time, in cash. Queen Street has also issued a bonus to the lender in connection with the loan of 50,000 common shares. The bonus shares will have a 4-month hold period expiring December 4, 2006.

Additional Disclosure for Venture Companies without Significant Revenue

The following table sets forth a breakdown of material components of the general and administrative expenses of the Company for the six months ended June 30th, 2006, June 30th, 2005 and fiscal year ended December 31, 2005.

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005	Year Ended December 31, 2005
Employee Salaries	$121,307	$109,397	$243,092
Contractors	$113,587	$89,800	$212,430
Professional Fees	$53,433	$214,787	$97,605
Public Company Costs	$34,398	$33,737	$109,650

Effective June 30th, 2005, Queen Street acquired all of the issued and outstanding shares in the capital of Knightscove as its Qualifying Transaction and the professional fee costs in the above table reflect that effort.

Disclosure of Outstanding Share Data

As at the date hereof, the following is a description of the issued and outstanding equity securities and convertible securities of the Company:

	Authorized	Outstanding
Voting or equity securities issued and outstanding	An unlimited number of common shares.	13,594,308 [as of June 30, 2006]
Securities convertible or exercisable into voting or equity securities – Stock Options	375,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2004 (exercise price: $0.25 per Share; expiry date: October 2009).	1,025,000

	125,000 options granted to William Richie were terminated on December 27, 2005. 775,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2005 (exercise price: $0.25 per Share; expiry date: December 7, 2010).	
Securities convertible or exercisable into voting or equity securities – Subordinated Unsecured Convertible Promissory Notes	Two promissory notes in the principal amount of $25,000 each were issued on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. (conversion price: $0.25 in year 1; $0.30 in year 2)	200,000
Securities convertible or exercisable into voting or equity securities – Agent's Options	April 2006: Exercise of agent's options to acquire 300,000 Shares granted to the agent during the Company's initial public offering at an exercise price of $0.25 per Share yielding $75,000 to the Company.	0
Securities convertible or exercisable into voting or equity securities – Warrants	Warrants issued to equity participants of March 2006 private placement to acquire up to 300,000 Shares (exercise price: $0.30 per Share; expiry date: March 2008)	300,000
Voting or equity securities issuable on conversion or exchange of outstanding securities	(as above)	(as above)

Related Party Transactions

The Company has contracted verbally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. While a formal employment contract is being negotiated and will be considered by the Compensation Committee, Mr. Bristow's 2005 annual remuneration was set at $100,000, which has been recorded at the exchange amount. Mr. Bristow is also a shareholder, officer and director of the Company.

Queen Street has entered into a distribution arrangement with 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street, to distribute the rights to the three films, *"Blizzard"*, *"Kate Racer"* and *"Virginia's Run"*, held by that company. All of the issued and outstanding shares in the capital of 2096013 Ontario Inc. were gifted to Queen Street for no consideration by its President and CEO, Leif Bristow.

Leif Bristow is also holder of one of the two promissory notes in the principal amount of $25,000 each of which were issued by the Company on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. The conversion price is $0.25 in year 1 and $0.30 in year 2.

Business Outlook

Through its existing industry relationships, Queen Street has the ability to identify and enter into agreements to acquire film library and distribution assets. Management believes there is significant value in consolidating family friendly media assets for distribution in the international markets. With a continued

focus on financing these acquisitions, Queen Street intends to grow and expand its market presence at a significant pace.

Additional Information

Additional information relating to the Company can be found on the Company's website at www.queenstreetenetrtainment.com as well as on SEDAR at www.sedar.com, along with all of the Company's filings.

Forward Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion other than statements of historical facts, that address future acquisitions and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Consolidated Financial Statements

Queen Street Entertainment Capital Inc

[the continued business of Knightscove Family Films Inc.]

For the quarter ending June 30, 2006

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED BALANCE SHEET
(Unaudited)

	As at Quarter End **June 30th, 2006** Unaudited **$**	As at Year End **Dec 31st, 2005** Audited **$**
ASSETS		
Current		
Cash	52,000	145,662
Accounts receivable	209,525	10,834
Prepaid expenses	12,609	1,955
Total current assets	274,134	158,451
Investment in films	197,540	202,251
KEC Library *[note 16]*	250,000	—
Equipment *[note 5]*	17,471	20,914
	739,145	381,616
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	199,414	114,261
Loan payable (short term) *[note 6(a)]*	200,000	—
Total current liabilities	399,414	114,261
Convertible Debentures *[note 6(b)]*	45,913	—
Shareholders' Equity		
Share capital *[note 7[a]]*	1,684,250	1,483,100
Contributed surplus *[note 7[b]]*	177,187	149,250
Deficit	(1,567,618)	(1,364,995)
Total shareholders' equity	293,819	267,355
	739,145	381,616

See accompanying notes

On behalf of the Board:

"Rick Ferreira" "Michael Levine"

Director Director

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited)

	Three months Ended	Three months Ended	Six months Ended	Six months Ended
	June 30, 2006	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
	Unaudited **$**	Unaudited **$**	Unaudited **$**	Unaudited **$**
Revenue	**201,384**	**1,040**	**201,384**	**1,054**
Expenses (income)				
General and administrative	**210,784**	**285,049**	**385,378**	**515,645**
Amortization	**10,043**	**1,179**	**18,439**	**2,357**
Interest	**176**	**20**	**190**	**108**
Miscellaneous	—	—	—	—
Net loss for the period	**(19,619)**	**(285,208)**	**(202,623)**	**(517,056)**
Deficit, beginning of the period	**(1,547,999)**		**(1,364,995)**	
Deficit, end of the period	**(1,567,618)**		**(1,567,618)**	
Loss per share *[note 14]*				
Basic	**(0.001)**	**(0.04)**	**(0.02)**	**(0.06)**
Weighted average shares*[note 14]*				
Basic	13,529,091	7,403,430	13,145,956	8,794,205

See accompanying notes

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	Three months Ended June 30th, 2006 Unaudited $	Three months Ended June 30th, 2005 Unaudited $	Six months Ended June 30th, 2006 Unaudited $	Six months Ended June 30th, 2005 Unaudited $
OPERATING ACTIVITIES				
Net loss for the period	**(19,619)**	**(285,208)**	**(202,623)**	**(517,056)**
Add items not affecting cash				
Amortization	**10,043**	**1,455**	**18,439**	**8,957**
Changes in non-cash working capital				
Accounts receivable	**(202,049)**	**4,614**	**(201,408)**	**(16,171)**
Prepaid expenses	**7,921**	**—**	**(8,696)**	**—**
Decrease (increase) in other assets	**(15,362)**	**—**	**(9,690)**	**—**
Accounts payable & accrued liabilities	**61,789**	**73,197**	**285,316**	**59,752**
Cash used in operating activities	**(157,278)**	**(205,942)**	**(118,662)**	**(464,518)**
INVESTING ACTIVITIES				
Purchase of equipment	—	—	—	—
Investment in film	—	**(26,415)**	—	**(55,928)**
KEC Library Purchase	—	—	**(250,000)**	—
Cash used in investing activities	—	**(26,415)**	**(250,000)**	**(55,928)**
FINANCING ACTIVITIES				
Convertible Debenture proceeds *[note 6]*	—	—	**50,000**	—
Increase (decrease) in loan payable	—	—	—	**15,000**
Issuance of shares *[note 7]*	—	**79,319**	**150,000**	**159,300**
Exercise of Share options *[note 7]*	**75,000**	—	**75,000**	—
Cash provided by financing activities	**75,000**	**79,319**	**275,000**	**174,300**
Net increase in cash during the period	**(82,278)**	**(153,038)**	**(93,662)**	**(346,146)**
Cash, beginning of period	134,278	517,156	145,662	710,264
Cash, end of period	**52,000**	**364,118**	**52,000**	**364,118**

See accompanying notes

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

June 30, 2006

1. GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis, which presumes that Queen Street Entertainment Capital Inc. (the continued business of Knightscove Family Films Inc. ["Knightscove"]) [the "Company" or "Queen Street"] will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

In the second quarter ended June 30th, 2006, the Company generated its first material revenue from film sales of the library held by its wholly owned subsidiary, Knightscove Family Films Inc. The Company expects to continue to recognize revenue in future periods as its business plan unfolds, nevertheless it currently demonstrates an accumulated deficit. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient future cash flow and obtain sufficient financing to fund its business to the point that it achieves profitable operations.

The Company is seeking additional financing with the objective of achieving sustainable positive net cash flow. The Company believes it will be successful in securing additional financing and as a result the Company believes it will be able to meet its short-term cash flow requirements. However, the outcome of obtaining additional financing cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. NATURE OF OPERATIONS

Queen Street is an issuer listed on the TSX Venture Exchange ["TSXV"], under the stock symbol QE. The Company was formed under the provisions of the TSX Venture Exchange's Capital Pool Company program [the "CPC Program"].

Queen Street is a Canadian entertainment company specializing in the distribution, acquisition and creation of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television products and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles ["GAAP"]. The significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of Queen Street Entertainment Capital Inc. and its wholly-owned subsidiary Knightscove *[note 4]*.

Investment in film

Investment in film properties represent the amortized costs of film productions produced and exploited by the Company and participation in properties produced and exploited by third parties. Costs capitalized include production costs and financing costs, capitalized interest and overhead costs incurred on commencement of principal photography.

Costs of producing films are capitalized and amortized using the individual film-forecast-computation method, whereby capitalized costs and estimated total costs of participations and residuals are charged to amortization expense on a program-by-program basis in the ratio that current year's revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or sale of programs. Under Canadian GAAP, ultimate revenue is projected for periods not exceeding 10 years from the date of delivery.

Properties are stated at the lower of amortized cost and estimated net realizable value as determined on an individual basis. Net realizable values of the films are determined using management's future revenue estimates wherein an event or change in circumstances indicates that the fair value of the film is less than its amortized cost. Revenue estimates will be reviewed periodically and amortization will be adjusted. These adjustments could have a material effect on results of operations in future periods.

Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film may be required as a consequence of changes in management's estimates over future revenue streams

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2006

Stock-based compensation plan

All stock-based awards granted to employees and non-employees are measured using a fair value based method. The fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in general and administrative expenses in the consolidated statements of loss and deficit and contributed surplus within shareholders' deficiency on the consolidated balance sheet. On the exercise of stock options, the total of the consideration received and the related accumulated contributed surplus is credited to share capital. The Company has estimated the fair value of the stock options using the Black-Scholes option pricing model.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	5 years
Computer software	2-5 years
Office furniture	3 years
Leasehold improvements	Term of the lease

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet date and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's consolidated financial statements include the impairment and useful lives of investment in film and equipment, estimation of fair value of stock-based compensation and the determination of valuation allowance for current income taxes. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company provides a valuation allowance to reduce future tax assets when it appears more likely than not that the asset will not be realized.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options is determined using the treasury stock method.

4. REVERSE TAKEOVER

Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information is that of Knightscove. Prior to the reverse takeover by Knightscove, Queen Street was not an operating business, therefore the reverse takeover does not constitute a business combination. The reverse takeover has been accounted for as an issuance of shares by Knightscove for gross proceeds of $579,682 less transaction costs of $169,034, which includes $56,250 attributable to the fair value of options issued to former directors, officers and agents of Queen Street.

As a result of the share exchange, all information related to common shares previously issued by Knightscove has been retroactively adjusted to reflect a 1.8586:1 stock split.

5. EQUIPMENT

	Quarter Ended June 30, 2006			Year Ended December 31, 2005		
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Computer equipment	**16,541**	**6,160**	**10,381**	16,541	4,389	12,152
Computer software	**7,101**	**1,475**	**5,626**	7,100	672	6,429
Office furniture	**5,250**	**3,792**	**1,458**	5,250	2,917	2,333
Leasehold improvements	**0**	**0**	**0**	16,015	16,015	—
	28,892	**11,427**	**17,465**	44,906	23,993	20,914

6. DEBT

[a] Short Term Loan Payable

On March 9th, 2006 the Company entered into an agreement to purchase certain assets of Knightscove Entertainment Corporation including its rights to three feature films; *"Blizzard"*, *"Kate Racer"* and *"Virginia's Run"*. The Company agreed to a price of $250,000 to be paid by way of a $50,000 deposit with the remainder of $200,000 to be paid from the library's receivables no later than September 2006. As of August 2006, the Company received sufficient funds from library sales to repay the balance of the Short Term Loan Payable. The loan was fully paid in the Company's third quarter.

[b] Convertible Debentures

As at March 31, 2006, the Company had outstanding convertible debentures in the aggregate principal amount of $50,000 consisting of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000. The debentures have a term of two years and yield an interest rate of 13% payable semi-annually with the first payment to be made September 22, 2006. At the debt-holder's option, the debt is convertible into common shares of the Company at a rate of $0.25 per share in the first year, or until March 22, 2007 and convertible into common shares of the Company at a rate of $0.30 per share in the second year, or until March 22, 2008. The face value of the convertible debenture has been allocated between liability and equity based on the estimated fair value of the loan payable and the conversion feature.

The carrying value for the loans payable is determined as follows:

	Quarter Ended **June 30, 2006** $	Year Ended December 31, 2005 $
Amount owing in respect of the KEC Library	**200,000**	—
Short Term Loan Payable	**200,000**	
Balance, beginning of year	—	44,650
Proceeds from issuance of convertible debenture	**50,000**	15,000
Amount allocated to equity portion *[note 7[b]]*	**(4,087)**	(2,140)
Accrued interest	**163**	1,560
Repayment of convertible debenture	—	(25,000)
Conversion into shares	—	(34,070)
Long Term Loan Payable	**45,913**	—

7. SHAREHOLDERS' EQUITY

[a] Share capital

Authorized
Unlimited common shares with no par value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

June 30, 2006

Issued and fully paid
During the six months ended June 30th, 2006 and the years ended December 31, 2005 and 2004, the following changes in common shares occurred:

	#	$
Balance, January 1, 2004 [i]	2	1
Founder shares issued [ii]	3,691,243	199
Shares issued on private placement [iii]	1,279,170	341,616
Shares issued for professional fees [iv]	427,485	115,000
Founder shares issued [v]	4,646,579	250
Balance, December 31, 2004	10,044,479	457,066
Founder shares issued [vi]	185,863	10
Cancellation of founders shares [vii]	(6,665,053)	(359)
Shares issued on private placement [vii]	2,025,747	54,496
Shares issued for cash	288,088	77,500
Shares issued for services [viii]	764,059	27,304
Issuance in connection with reverse takeover *[note 4]*	4,152,000	410,648
Shares issued on private placement [ix]	1,000,000	229,496
Shares issued on conversion of convertible debenture	99,125	43,343
Shares issued on private placement [x]	800,000	183,596
Balance, December 31, 2005	**12,694,308**	**1,483,100**
Shares issued on private placement [xi]	600,000	150,000
Warrants issued on private placement [xi] *[note 7(b)]*		(23,850)
Outstanding Share Balance, March 31, 2006	**13,294,308**	**1,609,250**
Exercise of Agent Options [xii]	300,000	75,000
Outstanding Share Balance, June 30, 2006	**13,594,308**	**1,684,250**

[i] The number of common shares at January 1, 2004 of 2 reflects the 1.8586:1 stock split resulting from the reverse takeover transaction *[note 4]*.

[ii] During May, 2004, the Company issued 3,691,243 fully paid and non-assessable shares in the capital of the Company at nominal value to officers and employees of the Company. Of the 3,691,243 shares issued, 2,834,365 shares were issued to the President and CEO and parties related to him.

[iii] During November, 2004, the Company issued 1,279,170 common shares in a private placement at a fixed share price of $0.27 per share for total gross proceeds of $341,616. The costs of this private placement were nominal.

[iv] During November, 2004, the Company issued 418,192 common shares for services received amounting to invoiced amounts of $115,000.

[v] During November, 2004, the Company issued 4,646,579 shares at nominal amounts to the President and CEO of the Company.

[vi] January, 2005, the Company issued 185,863 shares at nominal amounts to the President and CEO of the Company.

[vii] During May, 2005, the Company determined that shares should not have been subscribed and issued for nominal consideration. Of the founder shares issued, 6,665,053 were submitted for cancellation. The Company then proceeded to issue 2,025,747 shares at $0.09 per share. There remains 1,858,632 shares at nominal values issued to the President and CEO of the Company.

[viii] During May, 2005, the Company issued 764,059 common shares for services received amounting to invoiced amounts of $27,304.

[ix] During July, 2005, the Company issued 1,000,000 common shares in a private placement for total net proceeds of $250,000 at a share price of $0.25 per share, less transaction costs of $20,504.

[x] During October, 2005, the Company issued 800,000 common shares in a private placement for total gross proceeds of $200,000 at a share price of $0.25 per share, less transaction costs of $16,404.

[xi] During March 2006, the Company issued 600,000 common shares in a private placement for total gross proceeds of $150,000 at a share price of $0.25 per share, less estimated transaction costs of $7,000. Each common share was issued with a one half warrant attached, or 300,000 warrants, with a term of two years, exercisable into common stock at a price of $0.30. At the same time, two promissory notes in the principal amount of $25,000 each were issued on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. The conversion price is $0.25 in year 1 and $0.30 in year 2. *[note 7(b)]*.

[xii] In April 2006, the holder of 300,000 Agent Options exercised the options at a price of $0.25 per Share to yield $75,000 in gross proceeds to the Company. The Agent's options to acquire up to 300,000 Shares were granted to the agent involved in the Company's initial public offering.

5,488,041 common shares are being held in escrow pursuant to agreements among the Company, the holders thereof and Pacific Corporate Trust Company dated July 26, 2004 and June 30, 2005. The securities are released from escrow every six months in February and August over a maximum period of 72 months ending 2011. During the period no common shares were released from escrow.

[b] Contributed surplus

A summary of the changes in contributed surplus during the quarter ended June 30th, 2006 and the years ended December 31, 2005 and 2004 is as follows:

	$
Balance, January 1, 2004	—
Equity portion of convertible debenture issued	7,133
Balance, December 31, 2004	7,133
Equity portion of convertible debenture issued	2,140
Conversion of convertible debenture	(9,273)
Issuance of options related to the reverse takeover *[note 4]*	56,250
Stock-based compensation *[note 12]*	93,000
Balance, December 31, 2005	**149,250**
Equity portion of convertible debenture issued	4,087
Warrants issued on private placement	23,850
Balance, June 30, 2006	**177,187**

The Black-Scholes option pricing model was employed using the following assumptions to calculate the fair value of the a) equity portion of convertible debenture issued, and b) warrants granted during the quarter:

Fair value of the	
a) equity portion of convertible debenture issued, and	**$4,087**
b) warrants granted during the quarter:	**$23,850**
Weighted-average assumptions	
Risk-free interest rate	**3.35%**
Dividend yield	**0%**
Volatility	**75%**
Expected 'option' life	**2 years**

8. LEASE COMMITMENTS

The Company did not enter into any leases in the quarter ended June 30th, 2006. During the fiscal year ended December 2005, the Company entered into a lease for a photocopier. Annual minimum payments under operating leases are as follows:

	$
2006	2,416
2007	2,416
2008	1,812
2009 and thereafter	—

9. RELATED PARTY TRANSACTION

The Company has contracted verbally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. While a formal employment contract is being negotiated and will be considered by the Compensation Committee, Mr. Bristow's 2005 remuneration was set at $100,000. Mr. Bristow is also a shareholder, officer and director of the Company.

10. INCOME TAXES

As of December 31st, 2005, the income tax recovery differs from the amount obtained by applying the combined federal and provincial income tax rates to loss before income taxes. The difference relates to the following items:

	Year Ended December 31st, 2005 $	2004 $
Combined statutory income tax rate	**36.1%**	36.1%
Expected income tax recovery	**(304,693)**	(188,000)
Decrease in income tax recovery resulting from:		
Permanent differences	**35,469**	—
Valuation allowance	**265,427**	188,000
Other	**3,796**	—
	—	—

The tax effects of temporary differences and net operating losses that give rise to future tax assets are as follows:

	Year Ended December 31st, 2005 $	2004 $
Future tax assets		
Non-capital losses carried forward	**399,678**	149,000
Carrying value of equipment in excess of tax basis	**4,084**	—
Financing costs	**10,665**	—
Total future tax assets	**414,427**	149,000
Less valuation allowance	**(414,427)**	(149,000)
Net future tax assets	—	—

At December 31, 2005, the Company's deductible temporary differences for which no related future tax assets have been recognized include accumulated non-capital losses for income tax purposes of $1,106,529, which can be carried forward to reduce future Canadian taxable income. Since it is not more likely than not that the Company will be able to realize the benefit of the unused tax losses, a valuation allowance in respect of all future income taxes has been provided.

The non-capital losses which cannot be carried forward indefinitely expire as follows:

	$
2011	403,000
2012	703,529
	1,106,529

11. FINANCIAL INSTRUMENTS

Fair value:
The fair values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values due to their short-term nature.

Interest rate risk:
The Company has minimal exposure to interest rate risk as the Company is largely funded by equity.

12. STOCK-BASED COMPENSATION

The Company has adopted an incentive stock option plan for the benefit of its directors, officers and technical consultants whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and technical consultants.

The number of common shares reserved for issuance to any individual director or officer will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed 2% of the issued and outstanding common shares.

Effective as at the date of the reverse takeover transaction on June 30, 2005, the Company issued 300,000 stock options to the agent involved in the initial public offering at an exercise price of $0.25 per common share. The options expired in April 2006 and were exercised by the agent, netting $75,000 to the Company. The Company also issued 375,000 stock options to directors and officers at an exercise price of $0.25 per common share, which were to expire in October 2009. The fair value of these options determined as at June 30, 2005 have been included in the costs of the transaction *[note 4]*. In October 2005, one director resigned resulting in the retiring of 125,000 options.

In fiscal year 2005, the Company issued 775,000 stock options to officers and directors under the Company's incentive stock option plan at an exercise price of $0.25 per common share. The options are fully vested and expire in December 2010.

A summary of the options outstanding under the plan as at December 31, 2005 and 2004 and changes during the years then ended is presented below. No additional employee stock options were granted in the quarter ended June 30th, 2006.

	Number of Options #	**Weighted average exercise price** $
Outstanding, beginning of year	—	—
Granted	**1,450,000**	**0.25**
Retired	**(125,000)**	**0.25**
Outstanding and exercisable, end of year	**1,325,000**	**0.25**

The following table summarizes stock option information outstanding as at December 31, 2005. No additional employee stock options were granted in the quarter ended June 30th, 2006.

Exercise price $	**Number outstanding** #	**Weighted average remaining life** [years]	**Number exercisable** #
0.25	**1,325,000**	**3.10**	**1,325,000**

The Black-Scholes option pricing model was employed using the following assumptions to calculate the fair value of stock options granted during 2005:

Fair value of stock options granted during the year	**$93,000**
Weighted-average assumptions	
Risk-free interest rate	**3.9%**
Dividend yield	**0%**
Volatility	**85%**
Expected option life	**5 years**

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31st, 2005 $	2004 $
Income taxes paid	—	—
Interest expense paid	155	—

14. LOSS PER SHARE

For the quarter ended June 30th, and the years ended December 31, 2005 and 2004, all dilutive instruments such as stock options were excluded from the calculation of diluted loss per share as the effect of including them would have been anti-dilutive.

15. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 financial statements.

16. SUBSEQUENT EVENTS

Queen Street completed its first acquisition of three feature length films which make up the "KEC library", "*Virginia's Run*", "*Kart Racer*" and "*Blizzard*", in early August 2006. The purchase price of $250,000 was paid by way of a deposit of $50,000 made in April 2006 with the balance of the purchase price paid by receivables earned from the film's sales through August 2006. With ownership of the titles controlled by Queen Street, the company is in a position to exploit some of the merchandising opportunities associated with the titles such as soundtrack and novelisation of the individual titles. Additionally, Queen Street will now have the opportunity to monitor and track revenue generated by all three titles through distribution agreements with MGM and Warner

Bros. Television in the United States, with Alliance Atlantis in Canada and with First Look Media in international territories.

Queen Street entered into a Letter of Intent to acquire certain assets of UK based film sales company Moviehouse Entertainment Limited ("Moviehouse") which is currently run by joint managing directors Gary Phillips and Mark Vennis. The transaction contemplates the purchase of all distribution and exploitation rights to the library of approximately 40 titles currently held by Moviehouse as well as all future titles to be acquired together with receivables associated with those titles. This acquisition is subject to TSX Venture approval and financing.

PRESS RELEASE
QUEEN STREET ENTERTAINMENT CAPITAL INC. REPORTS FISCAL 2006 SECOND QUARTER RESULTS

Toronto, Ontario, August 30th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to report results for its fiscal second quarter, the three and six month period ended June 30th, 2006.

The Company recognized revenue of C$201,384 for the quarter, compared with C$1,040 for the fiscal second quarter of the prior year. Queen Street reported a loss of C$19,619, or C$0.001 per share for the three months ended June 30th, 2006, compared to a net loss of C$285,208, or C$0.04 per share for the comparable period in fiscal 2005.

The revenue was generated through Queen Street's wholly owned subsidiary Knightscove Family Films Inc. and is the Company's first material revenue. The source of the revenue is films sales related to the newly acquired KEC Library, specifically MGM and Warner Bros. As previously reported, MGM notified Queen Street of its first quarterly royalty payment in the amount of US$116,000 in May 2006. Queen Street also received confirmation of Warner Bros. Television's distribution advance payment with respect to *"Virginia's Run"* US television rights in the amount of US$62,500. Based on the film's sales performance to date, the Company expects to continue to generate revenue from the KEC Library.

Queen Street intends to acquire additional libraries which are anticipated to generate cash flow and create a sustainable revenue base for the Company. Currently the Company is actively pursuing the closing of the acquisition of international distribution rights to a 43 title family library considered in a previously announced executed Letter of Intent. This transaction is subject to final TSX Venture Exchange approval and financing.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. It currently has 13,998,058 Queen Street Shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com or on the Company's website at www.queenstreetentertainment.com .

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer (tel) (416).691.6655 ext 222
Annette Grot, VP Finance (tel) (416).691.6655 ext 231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES SEC 15C2-11 FILING APPROVED FOR TRADING ON THE PINK SHEETS UNDER SYMBOL "QSETF"

Toronto, Ontario, November 6, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that the Company through its sponsor, vFinance Investment Inc. of Boca Raton, Florida, has completed an application to the NASD under the Securities and Exchange Act Rule 15c2-11(a). The approval allows US market makers to trade the Company's securities on the over-the-counter Pink Sheet Electronic Quotation Service. Queen Street's call letters on the Pink Sheets is "QSETF".

"It is our goal to provide maximum liquidity for our shareholders as we build our company," said Leif Bristow, President and CEO of Queen Street. "Our films and products are currently sold through MGM and Warner Bros. in the United States, yet many of our shareholders found it difficult to follow the Company's progress due to market restrictions. We hope this clearance will assist those shareholders."

The Company previously announced that it had identified 2 potential library acquisitions. With the completion of the 15c2-11(a) application, the Company will now be working with its financial advisors, both in Canada and the US, to explore and complete a financing structure to assist with the Company's proposed purchases.

In addition to its new listing on the Pink Sheets under the symbol QSETF, Queen Street continues to trade on the TSX Venture Exchange under the ticker symbol QE. The Company currently has 13,998,508 Queen Street Shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com or on the Company's website at www.queenstreetentertainment.com

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222
Annette Grot, Vice President, Corp. Finance ext 231

Form 52-109F2 – Certificate of Interim Filings

I, Annette Grot, acting Chief Financial Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date November 29, 2006

"Annette Grot"

Annette Grot
Acting Chief Financial Officer

Form 52-109F2 – Certificate of Interim Filings

I, Leif Bristow, Chief Executive Officer of Queen Street Entertainment Capital Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Queen Street Entertainment Capital Inc., (the "issuer") for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date November 29, 2006

"Leif Bristow"
Leif Bristow
Chief Executive Officer

QUEEN STREET ENTERTAINMENT CAPITAL INC.

MANAGEMENT'S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2006

DATED NOVEMBER 29, 2006

The following discussion and analysis should be read in conjunction with the unaudited quarterly financial statements of the Company for the three months ended September 30, 2006 and all of the notes contained therein. The unaudited quarterly financial statements for the three months ended September 30, 2006 were not reviewed by the Company's Auditors.

This discussion contains certain forward-looking statements concerning the operations, economic performance and financial condition of Queen Street Entertainment Capital Inc. ("the Company" or "Queen Street") and wholly owned subsidiaries Knightscove Family Films Inc. ('Knightscove"), an operating company, and 2096013 Ontario Inc. ("Holdco"), a non-operating company(Queen Street, Knightscove and Holdco are collectively referred to herein as the "Queen Street Group"). These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are or will be beyond the control of the Queen Street Group and reflect future business decisions that are subject to change. Some of these assumptions inevitably will not materialize and unanticipated events will occur that will affect the results of the Company. See the section below entitled, "Business Risks".

Date of Information

This management discussion and analysis is dated November 29th, 2006 and is in respect of the Company's third quarter ended September 30, 2006.

Overview

Queen Street was incorporated and currently exists under the laws of the Province of Ontario and is listed and posted for trading on the TSX Venture Exchange Inc. under the ticker symbol QE. As of the week of November 6th, 2006 Queen Street was approved by the NASD for trading in the United States on the Pink Sheet Electronic Quotation System under the ticker symbol QSETF.

The Company was incorporated as a Capital Pool Company on April 6, 2004 and did not become a "reporting issuer" pursuant to applicable securities legislation until August 5, 2004, the date a receipt was issued for its final prospectus. Effective June 30, 2005, as its Qualifying Transaction, as outlined in the annual MD&A of the Company filed May 11, 2005, Queen Street acquired all of the issued and outstanding shares in the capital of Knightscove by way of share exchange. Under the share exchange, 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information for periods prior to June 30, 2005 is that of Knightscove.

The Company acquired all of the issued and outstanding shares of Holdco by gift for no consideration on March 20. 2006. Holdco is a non-operating subsidiary of Queen Street although it holds the underlying

rights to the films "Virginia's Run", "Kart Racer" and "Blizzard". Holdco has conveyed all rights to exploit the distribution rights in those films to Knightscove.

Queen Street, together with its subsidiaries, is a fully integrated Canadian entertainment company specializing in the distribution, acquisition and creation of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television product and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

The discussion which follows will be on the basis of Queen Street, Knightscove and Holdco taken as a combined entity and certain comparative financial data is restated on a consolidated basis. The Company's financial statements are prepared in accordance with Canadian GAAP and are presented in Canadian dollars.

Business Objectives & Strategy

The Company is focusing on its core activities of film distribution, acquisition and creation. Queen Street is actively pursuing expansion by way of acquisition of family film assets. Queen Street successfully completed its first acquisition of three family titles in early August 2006 (see "Recent Development" section below for details). A number of additional film libraries and film companies with distribution capacity have been identified as potential targets. Queen Street intends to build a substantial library and to bring under its umbrella an experienced international sales team with the ability to distribute complementary film product.

Queen Street also intends to self-produce and distribute 1 to 2 films per year for purposes of establishing the Knightscove family "brand". To this end, the Company is undertaking to identify suitable film properties for development which may include optioning existing screenplays, developing new screenplays with selected writers or optioning rights in novels, screenplays, articles and life stories.

In order to realize these objectives, the Company will require additional sources of financing. In early August 2006, Queen Street closed a bridge financing in the amount of $250,000 (see "Capital Resources" section below for details). Additionally, Queen Street has access to external sources of funding for development and production financing, including Canadian and international distributors and broadcasters or the Canadian Television Fund and/or other agencies. Concurrently, the Company is pursuing private and corporate sources of funding for its acquisition activities.

Revenue Model by Business Segment

Queen Street's expected main revenue sources are Distribution, Library Sales and Proprietary Production.

i) Distribution:

The distribution of Queen Street's library as well as independent third party films is anticipated to be conducted through a wholly owned subsidiary expected to be called Knightscove International Releasing ("KIR"). KIR will generate commission based revenue from the first and subsequent window licensing of distribution rights to independent productions and the Company's acquired films along with its proprietary productions. On a select basis, a minimum guarantee payment may be offered to independent third-party producers in order to attract high quality product and where appropriate, KIR will sub-license rights to other distributors. Queen Street expects to generate between 25% and 40% of gross sales in commissions from its distribution arm.

ii) Library Sales:

Generally 100% of revenue from sales will be directed to Queen Street for its library product and proprietary product with the exception of films that have been co-produced with international entities. International distribution rights will be exploited by KIR by selling the Company's acquired and proprietary films to distributors or broadcasters, country by country, or to regional cable-satellite broadcasters. The license terms of sales range from three to seven years. After this period the distribution rights will revert back to Queen Street allowing it to re-license the film to the same or other distributors and broadcasters. Initial sales will be made to theatrical distributors, followed by subsequent windows to Pay-TV, DVD and video distributors, network broadcasters and then cable networks. Specific distribution channels may be targeted depending on the film's characteristics. To date, Queen Street films have been licensed to distributors or broadcasters covering most countries in the world, including the major markets in the US, the UK, Australia, Germany, France and Japan including MGM/Sony and Alliance Atlantis.

iii) Proprietary Production:

Proprietary productions allow a targeted building of a 'brand', which Queen Street intends to conduct through Knightscove. The Company anticipates producing one to two films per year in the C$4 million to C$10 million budget range. The production of these films will generate between 10% and 16% of the budget in producer fees and overhead. In addition, the preliminary stream of revenue arising from the granting of initial theatrical and broadcast rights to the first window of proprietary productions is the most substantial a film will generate. As described above, the sale of these films will result in commissions to KIR and the sale of subsequent rights will result in additional license fees to Queen Street.

iv) Merchandising and Licensing &New Media Revenue:

Revenue streams from other ancillary rights will be pursued once Queen Street's library achieves sufficient audience awareness and critical mass. Although it may take a number of years for a film franchise to gain sufficient profile and market penetration in a major territory, the exploitation of these ancillary rights could become a major source of revenue.

Recent Developments

As of the week of November 6th, 2006 Queen Street was approved by the NASD for trading in the United States on the Pink Sheet Electronic Quotation System under the ticker symbol QSETF. Queen Street is working with brokerage firms in the United States on a non-exclusive basis to explore financing opportunities there.

Queen Street continues to seek financing to complete the film acquisitions it has already announced. In addition to potential acquisition of the international distribution rights to a 43 title family library subject to final TSX Venture approval, extension of contract, completion of due diligence and financing, Queen Street has entered into a Letter of Intent to acquire certain assets of UK based film sales company which contemplates the purchase of all distribution and exploitation rights to the library of approximately 40 titles currently held by that company as well as all future titles to be acquired together with receivables associated with those titles. This acquisition is also subject to TSX Venture approval, extension of the current contract, completion of due diligence and financing.

Annual and Quarterly Financial Information

The fiscal year end of the Company is December 31. There were no changes in accounting policy from period to period. A summary of selected financial information for the third quarter ended September 30, 2006, September 30, 2005 and year end December 31, 2005 is as follows:

	Quarter Ended Sept. 30, 2006	Quarter Ended Sept. 30, 2005	Year Ended December 31, 2005
Total Revenue	$86,771	$1,452	$0
Net income (loss):			
Total	$(387,163)	$(260,532)	$(843,557)
Per share	$(0.028)	$(0.03)	$(0.08)
Total assets	$672,150	$401,261	$381,616
Long-term liabilities	$45,913	$0	$0
Cash Dividend	$0	$0	$0

Results of Operations

Queen Street, through its wholly owned subsidiary Knightscove, generated $86,771 in revenue from its library in the third quarter ended September 30th, 2006 as compared to $201,384 in revenue from its library in the second quarter ended June 30th, 2006.

For both quarters, the source of revenue was international films sales related to the newly acquired KEC Library. In the third quarter, Queen Street received a cash payment from First Look Media, the international sales agent (excluding the US) of approximately US$76,000 for *"Virginia's Run"*. In the second quarter, Queen Street received its first quarterly royalty payment from MGM, the US distributor holding *"Blizzard"* and *"Kart Racer"* television and video rights, in the amount of US$116,000 and US$62,500 from Warner Bros. Television with respect to *"Virginia's Run"* US television rights.

The Company expects to continue to generate revenue from the KEC Library. Nevertheless, due to the uncertain nature of revenue based on royalty payment and the short period of time Queen Street has owned these assets, the Company does not estimate potential revenue prior to revenue being reported by the international distributors involved. Queen Street has recognized revenue from the KEC Library in the quarter that it is reported to the Company by MGM, Warner Bros., Alliance Atlantis or First Look Media. As such the Company is subject to any reporting errors made by these distributors.

It was previously announced by Queen Street that MGM, the US distributor of *"Blizzard"* and *"Kart Racer"* television and video rights, had recouped its initial distribution advance and expenses for these two films. The Company was subsequently notified by MGM that a portion of the reported royalties were related to film sales in international territories outside of the US and were not due to Queen Street, although they have been paid to Queen Street. MGM will apply proceeds from film sales made to recoup the amount already paid in error. As of September 30th, 2006, MGM has yet to recoup US$76,787.

Increased costs for the period are outlined in the Additional Disclosure for Venture Companies without Significant Revenue section below.

Liquidity

As at September 30, 2006 the Company had a working capital deficit of ($370,496). This is calculated considering $96,136 in cash, accounts receivable and prepaid expenses less $466,631 in accounts payable, accrued liabilities and short term debt.

The negative working capital is primarily due to the short term loan payable in the amount of $250,000 and increased accounts payable and accrued liabilities. The largest component of accounts payable and accrued liabilities are professional fees. The $250,000 is a bridge loan which was closed in the amount of $250,000 in August 2006. The bridge loan was advanced in early August and it will bear interest at 12% per annum, payable monthly and incurred a structuring fee of 2% which was paid at closing. The loan is secured by a first ranking security interest in favour of the lender on Queen Street's assets including all rights to the recently acquired KEC library (including the feature films '*Virginia's Run*', '*Kart Racer*' and '*Blizzard*'). The loan is repayable on December 15th, 2006 and can be extended on mutual agreement of the Company and lender. As of the date herein the Company is not in a position to repay the Global borrowing and is discussing with Global an extension to the agreement.

At the closing of the short term loan, Queen Street entered into a 3 month non-exclusive consulting contract with the lender to provide financial advisory services. The lender will be paid a consulting fee of $30,000 payable in stock at the end of the term at the greater of (i) $0.40 per share, and (ii) a 25% discount to the 5 day trading average immediately prior, and, if stock issued on this basis is precluded at the time, in cash. Queen Street also issued a bonus to the lender in connection with the loan of 50,000 common shares. The bonus shares have a 4-month hold period expiring December 4, 2006.

As stated in the section above, Queen Street expects to continue to generate revenue from the KEC Library as well as any other libraries it acquires, building a sustainable revenue base for the Company. In addition, the Company has retained independent financial advisors to assist in the placement of additional private financings anticipated to be sufficient for the Company to meet its ongoing obligations and to meet its acquisition objectives.

Capital Resources

Prior to the reverse takeover, $131,996 in gross proceeds was raised by the Company. On July 13, 2005 the Company completed a private placement of common shares in which it raised gross proceeds of $250,000. On September 13, 2005 the Company retired a convertible debenture for $25,000 and issued 99,125 common shares. On October 14, 2005 the Company completed a further private placement of common shares in which it raised gross proceeds of $200,000. On March 22nd, 2006, the Company completed an additional private placement of common shares generating gross proceeds of $150,000 and of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000, for total gross proceeds of $200,000. In the second quarter ended June 30th, 2006, 300,000 Agent options were exercised generating $75,000 to the Company.

On August 4th, 2006, Queen Street announced the receipt of a bridge loan in the principal amount of $250,000 to be used by the Company for general corporate purposes (see Liquidity above for loan details). It is anticipated that loan combined with a larger debt placement which Queen Street hopes to close before year end will allow the company to complete its previously announced library acquisitions.

In the third quarter ended September 30th, 2006, the Company did not close any private placement transactions, nevertheless Queen Street is actively proceeding with additional private placements and financings in order to meet its business objectives.

Additional Disclosure for Venture Companies without Significant Revenue

The following table sets forth a breakdown of material components of the general and administrative expenses of the Company for the nine months ended September 30th, 2006 and September 30th, 2005.

	Nine Months Ended Sept. 30, 2006	**Nine Months Ended Sept. 30, 2005**
Personnel Costs	$393, 400	$350,598
Professional Fees	$136,430	$214,780
Public Company Costs	$47,350	$70,561

Costs for the nine month period ending September 30, 2006 reflect costs related to the sourcing, negotiation and due diligence of proposed film library acquisitions and the establishment of a distribution division. These added costs consist of primarily personnel costs and professional fees. Personnel costs include employee salaries and amounts paid to independent contractors retained by the Company on an exclusive basis. Costs for the nine month period ending September 30, 2005 reflect the costs associated with Queen Street's acquisition of all of the issued and outstanding shares in the capital of Knightscove as its Qualifying Transaction and the professional fees and public company costs associated with that transaction.

Disclosure of Outstanding Share Data

As at the date hereof, the following is a description of the issued and outstanding equity securities and convertible securities of the Company:

	Authorized	Outstanding
Voting or equity securities issued and outstanding	An unlimited number of common shares.	13,988,058
Securities convertible or exercisable into voting or equity securities – Stock Options	375,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2004 (exercise price: $0.25 per Share; expiry date: October 2009). 125,000 options granted to William Richie were terminated on December 27, 2005. 775,000 stock options were granted to officers and directors of the Company during the year ended December 31, 2005 (exercise price: $0.25 per Share; expiry date: December 7, 2010). 125,000 options granted to Michael Donovan were terminated on September 28, 2006. 250,000 stock options were granted to officers and directors of the Company during the period ended September 30, 2006 (exercise price $0.40 per Share; expiry date August 4, 2011).	1,150,000
Securities convertible or exercisable into voting or equity securities – Subordinated Unsecured Convertible Promissory Notes	Two promissory notes in the principal amount of $25,000 each were issued on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. (conversion price: $0.25 in year 1; $0.30 in year 2)	200,000
Securities convertible or exercisable into voting or equity securities – Agent's Options	April 2006: Exercise of agent's options to acquire 300,000 Shares granted to the agent during the Company's initial public offering at an exercise price of $0.25 per Share yielding $75,000 to the Company.	0
Securities convertible or exercisable into voting or equity securities – Warrants	Warrants issued to equity participants of March 2006 private placement to acquire up to 300,000 Shares (exercise price: $0.30 per Share; expiry date: March 2008)	300,000

Related Party Transactions

The Company has contracted orally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. While a formal employment contract is being negotiated for the fiscal year 2007 and will be considered by the Compensation Committee, Mr. Bristow's 2006 annual remuneration was set at $100,000 plus a monthly gas allowance of $650. He continues to receive the benefit of a life insurance policy whose premiums are paid by the Company. Mr. Bristow is also a shareholder and director of the Company.

Queen Street has entered into a distribution arrangement with 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street, to distribute the rights to the three films, *"Blizzard"*, *"Kate Racer"* and *"Virginia's Run"*, held by that company. All of the issued and outstanding shares in the capital of 2096013 Ontario Inc. were gifted to Queen Street for no consideration by its President and CEO, Leif Bristow.

Leif Bristow is also holder of one of the two promissory notes in the principal amount of $25,000 each of which were issued by the Company on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. The conversion price is $0.25 in year 1 and $0.30 in year 2.

Business Outlook

Through its existing industry relationships, Queen Street has the ability to identify and enter into agreements to acquire film library and distribution assets. Management believes there is significant value in consolidating family friendly media assets for distribution in the international markets. With a continued focus on financing these acquisitions, Queen Street intends to grow and expand its market presence.

Additional Information

Additional information relating to the Company can be found on the Company's website at www.queenstreetenetrtainment.com as well as on SEDAR at www.sedar.com, along with all of the Company's filings.

Forward Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion other than statements of historical facts, that address future acquisitions and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Consolidated Financial Statements

Queen Street Entertainment Capital Inc

[the continued business of Knightscove Family Films Inc.]

For the quarter ending September 30, 2006

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED BALANCE SHEET
(Unaudited)

	As at Quarter End **Sept. 30th, 2006** Unaudited **$**	As at Year End **Dec 31st, 2005** Audited **$**
ASSETS		
Current		
Cash	**86,649**	**145,662**
Accounts receivable	**7,530**	**10,834**
Prepaid expenses	**1,957**	**1,955**
Total current assets	**96,136**	**158,451**
Investment in films	**250,124**	**202,251**
Investment in Library *[note 15]*	**310,000**	—
Equipment *[note 4]*	**15,890**	**20,914**
	672,150	**381,616**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**216,631**	**114,261**
Loan payable (short term) *[note 5(a)]*	**250,000**	—
Total current liabilities	**466,631**	**114,261**
Convertible Debentures *[note 5(b)]*	**45,913**	—
Shareholders' Equity		
Share capital *[note 6[a]]*	**1,836,750**	**1,483,100**
Contributed surplus *[note 6[b]]*	**277,637**	**149,250**
Deficit	**(1,954,781)**	**(1,364,995)**
Total shareholders' equity	**159,606**	**267,355**
	672,150	**381,616**

See accompanying notes

On behalf of the Board:

"Rick Ferreira"   "James Richardson"

Director   Director

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT (Unaudited)

	Three months Ended	Three months Ended	Nine months Ended	Nine months Ended
	Sept 30, 2006	**Sept 30, 2005**	**Sept 30, 2006**	**Sept 30, 2005**
	Unaudited **$**	Unaudited **$**	Unaudited **$**	Unaudited **$**
Revenue	**86,771**	**1,452**	**288,155**	**2,506**
Expenses (income)				
General and administrative	**358,885**	**255,589**	**759,256**	**771,234**
Amortization	**1,581**	**6,368**	**5,027**	**8,725**
Interest	**13,017**	**27**	**13,207**	**135**
Stock Options Granted	**100,450**	**—**	**100,450**	**—**
Net loss for the period	**(387,163)**	**(260,532)**	**(589,786)**	**(777,588)**
Deficit, beginning of the period	**(1,567,618)**		**(1,364,995)**	
Deficit, end of the period	**(1,954,781)**		**(1,954,781)**	
Loss per share *[note 13]*				
Basic	**(0.028)**	**(0.03)**	**(0.04)**	**(0.08)**
Weighted average shares				
Basic	13,678,860	9,593,872	13,375,175	9,798,183

See accompanying notes

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	Three months Ended Sept 30th, 2006 Unaudited $	Three months Ended Sept 30th, 2005 Unaudited $	Nine months Ended Sept 30th, 2006 Unaudited $	Nine months Ended Sept 30th, 2005 Unaudited $
OPERATING ACTIVITIES				
Net loss for the period	**(387,163)**	**(260,532)**	**(589,786)**	**(777,588)**
Add items not affecting cash				
Amortization	**1,581**	**1,551**	**5,027**	**10,508**
Shares Issued for Debt	**152,500**	—	**152,500**	—
Stock Options	**100,451**	—	**100,451**	—
Equity Portion of Debt	**0**	—	**4,087**	—
Changes in non-cash working capital				
Accounts receivable	**201,996**	**(5,402)**	**3,314**	**(21,573)**
Prepaid expenses	**10,652**	—	**(2)**	—
Decrease (increase) in other assets	—	—	**(4,101)**	—
Film Costs	**(52,584)**	—	**(47,873)**	—
Accounts payable & accrued liabilities	**17,217**	**(83,684)**	**102,370**	**(23,931)**
Cash used in operating activities	**44,649**	**(348,067)**	**(274,013)**	**(812,584)**
INVESTING ACTIVITIES				
Purchase of equipment	—	(9,256)	—	(9,256)
Investment in library	(60,000)	(39,533)	(310,000)	(95,461)
Cash used in investing activities	**(60,000)**	**(48,789)**	**(310,000)**	**(104,717)**
FINANCING ACTIVITIES				
Convertible Debenture proceeds *[note 5]*	—	—	**50,000**	—
Decrease in Contributed Surplus	—	(7,133)	—	(7,133)
Increase (decrease) in loan payable	**50,000**	**(59,650)**	**250,000**	**(44,650)**
Issuance of shares *[note 6]*	—	**290,000**	**150,000**	**449,300**
Exercise of Share options *[note 6]*	—	—	**75,000**	—
Cash provided by financing activities	**50,000**	**223,217**	**525,000**	**397,517**
Net increase (decrease) in cash during the period	**34,649**	**(173,639)**	**(59,013)**	**(519,784)**
Cash, beginning of period	52,000	364,118	145,662	3,173
Cash acquired in acquisition				707,090
Cash, end of period	**86,649**	**190,479**	**86,649**	**190,479**

See accompanying notes

Queen Street Entertainment Capital Inc.
[the continued business of Knightscove Family Films Inc.]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

September 30, 2006

1. NATURE OF BUSINESS

a) Operations:

Queen Street Entertainment Capital Inc. (the continued business of Knightscove Family Films Inc. ["Knightscove"]) [the "Company" or "Queen Street"] is an issuer listed on the TSX Venture Exchange ["TSXV"], under the stock symbol QE. The Company was formed under the provisions of the TSX Venture Exchange's Capital Pool Company program [the "CPC Program"]. As of the week of November 6th, 2006 Queen Street was approved by the NASD for trading in the United States on the Pink Sheet Electronic Quotation System under the ticker symbol QSETF.

Queen Street is a Canadian entertainment company specializing in the distribution, acquisition and creation of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television products and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and abroad.

b) Going Concern:

These consolidated financial statements have been prepared on a going concern basis, which presumes that Queen Street will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. In the third quarter ended September 30th, 2006, the Company generated revenue from international film sales of the library held and distributed by its wholly owned subsidiaries, 2096013 Ontario Inc. and Knightscove respectively. The Company expects to continue to recognize revenue in future periods as its business plan unfolds, nevertheless it currently demonstrates an accumulated deficit. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient future cash flow and obtain sufficient financing to fund its business until it achieves profitable operations.

The Company is seeking additional financing with the objective of achieving sustainable positive net cash flow. The Company believes it will be successful in securing additional financing and as a result the Company believes it will be able to meet its short-term cash flow requirements, however, the outcome of obtaining additional financing cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles ["GAAP"]. The significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of Queen Street Entertainment Capital Inc. and its wholly-owned subsidiaries 2096013 Ontario Inc. and Knightscove *[note 3]*.

Investment in film

Investment in film properties represents the amortized costs of film productions produced and exploited by the Company and participation in properties produced and exploited by third parties. Costs capitalized include production costs and financing costs, capitalized interest and overhead costs incurred on commencement of principal photography.

Costs of producing films are capitalized and amortized using the individual film-forecast-computation method, whereby capitalized costs and estimated total costs of participations and residuals are charged to amortization expense on a program-by-program basis in the ratio that current year's revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or sale of programs. Under Canadian GAAP, ultimate revenue is projected for periods not exceeding 10 years from the date of delivery.

Properties are stated at the lower of amortized cost and estimated net realizable value as determined on an individual basis. Net realizable values of the films are determined using management's future revenue estimates. Revenue estimates will be reviewed periodically and should an event or change in circumstance indicate that the fair value of the film is less than its amortized cost, an adjustment is made to reflect that change. These adjustments could have a material effect on results of operations in future periods.

Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film may be required as a consequence of changes in management's estimates of future revenue streams

Stock-based compensation plan

All stock-based awards granted to employees and non-employees are measured using a fair value based method. The fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in general and

administrative expenses in the consolidated statements of loss and deficit and contributed surplus within shareholders' equity on the consolidated balance sheet. On the exercise of stock options, the total of the consideration received and the related accumulated contributed surplus is credited to share capital. The Company has estimated the fair value of the stock options using the Black-Scholes option pricing model.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	5 years
Computer software	2-5 years
Office furniture	3 years
Leasehold improvements	Term of the lease

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet date and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's consolidated financial statements include the impairment and useful lives of investment in film and equipment, estimation of fair value of stock-based compensation and the determination of valuation allowance for current income taxes. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company provides a valuation allowance to reduce future tax assets when it does not appear more likely that the asset will be realized than not.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to

potentially dilutive financial instruments. The dilutive effect of stock options is determined using the treasury stock method.

3. REVERSE TAKEOVER

Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the former shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information for financial periods prior to June 30th, 2005 is that of Knightscove. Prior to the reverse takeover by Knightscove, Queen Street was not an operating business, therefore the reverse takeover does not constitute a business combination. The reverse takeover has been accounted for as an issuance of shares by Knightscove for gross proceeds of $579,682 less transaction costs of $169,034, which includes $56,250 attributable to the fair value of options issued to former directors, officers and agents of Queen Street.

As a result of the share exchange, all information related to common shares previously issued by Knightscove has been retroactively adjusted to reflect a 1.8586:1 stock split.

4. EQUIPMENT

	As at Sept 30, 2006			As at Dec. 31, 2005		
	Cost $	**Accumulated amortization $**	**Net book value $**	**Cost $**	**Accumulated amortization $**	**Net book value $**
Computer equipment	**16,541**	**6,900**	**9,641**	16,541	4,389	12,152
Computer software	**7,101**	**1,876**	**5,225**	7,100	672	6,429
Office furniture	**5,250**	**4,229**	**1,021**	5,250	2,917	2,333
Leasehold improvements	**0**	**0**	**0**	16,015	16,015	—
	28,892	**13,005**	**15,887**	44,906	23,993	20,914

5. DEBT

[a] Short Term Loan Payable

The short term Loan Payable of $250,000 was provided by GC-Global Capital Corp. ("Global") at an interest rate of 12% per annum, payable monthly with a 2% structuring fee paid at closing. The Loan is secured by a first ranking security interest in favour of Global on Queen Street's assets including all rights to the recently acquired KEC library (including the feature films '*Virginia's Run', 'Kart Racer'* and *'Blizzard')*. The Loan is repayable on December 15th, 2006, however the loan may be extended by agreement of the parties *[See Note 14]*.

The short term loan payable of $200,000 outstanding on June 30th, 2006 was repaid in August of 2006 from proceeds received from library sales of the three library films; *"Blizzard", "Kate Racer"* and *"Virginia's Run"*.

[b] Convertible Debentures

As at September 30, 2006, the Company had outstanding convertible debentures in the aggregate principal amount of $50,000 consisting of two subordinated unsecured convertible promissory notes each in the principal amount of $25,000. The debentures were issued for cash *[See note 6 (b) [xii]*. They have a term of two years and yield an interest rate of 13% payable semi-annually with the first payment made on September 22, 2006.

At the debt-holder's option, the debt is convertible into common shares of the Company at a rate of $0.25 per share in the first year, or until March 22, 2007 and convertible into common shares of the Company at a rate of $0.30 per share in the second year, or until March 22, 2008. The face value of the convertible debenture has been allocated between liability and equity based on the estimated fair value of the loan payable and the conversion feature.

6. SHAREHOLDERS' EQUITY

[a] Share capital

Authorized
Unlimited common shares with no par value

Issued and fully paid
During the nine months ended September 30th, 2006 and the years ended December 31, 2005 and 2004, the following changes in common shares occurred:

	#	$
Balance, January 1, 2004 [i]	2	1
Founder shares issued [ii]	3,691,243	199
Shares issued on private placement [iii]	1,279,170	341,616
Shares issued for professional fees [iv]	427,485	115,000
Founder shares issued [v]	4,646,579	250
Balance, December 31, 2004	**10,044,479**	**457,066**
Founder shares issued [vi]	185,863	10
Cancellation of founders shares [vii]	(6,665,053)	(359)
Shares issued on private placement [vii]	2,025,747	54,496
Shares issued for cash [viii]	288,088	77,500
Shares issued for services [viii]	764,059	27,304
Issuance in connection with reverse takeover [ix]	4,152,000	410,648
Shares issued on private placement [x]	1,000,000	229,496
Shares issued on conversion of convertible debenture	99,125	43,343
Shares issued on private placement [xi]	800,000	183,596
Balance, December 31, 2005	**12,694,308**	**1,483,100**
Shares issued on private placement [xii]	600,000	150,000
Warrants issued on private placement [xii]		(23,850)
Exercise of Agent Options [xiii]	300,000	75,000
Shares for Service (Range Corp)	60,000	15,000
Global Share Bonus	50,000	20,000
Employee and Director Shares Granted	293,750	117,500
Outstanding Share Balance, September 30, 2006	**13,998,058**	**1,836,750**

[i] The number of common shares at January 1, 2004 of 2 reflects the 1.8586:1 stock split resulting from the reverse takeover transaction.

[ii] During May, 2004, the Company issued 3,691,243 fully paid and non-assessable shares in the capital of the Company at nominal value to officers and employees of the Company. Of the 3,691,243 shares issued, 2,834,365 shares were issued to the President and CEO and parties related to him.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

[iii] During November, 2004, the Company issued 1,279,170 common shares in a private placement at a fixed share price of $0.27 per share for total gross proceeds of $341,616. The costs of this private placement were nominal.

[iv] During November, 2004, the Company issued 418,192 common shares for services received amounting to invoiced amounts of $115,000.

[v] During November, 2004, the Company issued 4,646,579 shares at nominal amounts to the President and CEO of the Company.

[vi] January, 2005, the Company issued 185,863 shares at nominal amounts to the President and CEO of the Company.

[vii] During May, 2005, the Company determined that shares should not have been subscribed and issued for nominal consideration. Of the founder shares issued, 6,665,053 were submitted for cancellation. The Company then proceeded to issue 2,025,747 shares at $0.09 per share. There remains 1,858,632 shares at nominal value issued to the President and CEO of the Company.

[viii] During May, 2005, the Company issued 764,059 common shares for services received amounting to invoiced amounts of $27,304.

[ix] Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly the comparative information is that of Knightscove for fiscal periods prior to June 30th, 2005. Prior to the reverse takeover by Knightscove, Queen Street was not an operating business, therefore the reverse takeover does not constitute a business combination. The reverse takeover has been accounted for as an issuance of shares by Knightscove for gross proceeds of $579,682 less transaction costs of $169,034, which includes $56,250 attributable to the fair value of options issued to former directors, officers and agents of Queen Street. As a result, all information related to common shares previously issued by Knightscove has been retroactively adjusted to reflect a 1.8586:1 stock split.

[x] During July, 2005, the Company issued 1,000,000 common shares in a private placement for total net proceeds of $250,000 at a share price of $0.25 per share, less transaction costs of $20,504.

[xi] During October, 2005, the Company issued 800,000 common shares in a private placement for total gross proceeds of $200,000 at a share price of $0.25 per share, less transaction costs of $16,404.

[xii] During March 2006, the Company issued 600,000 common shares in a private placement for total gross proceeds of $150,000 at a share price of $0.25 per share, less estimated transaction costs of $7,000. Each common share was issued with a one half warrant attached, or 300,000 warrants, with a term of two years, exercisable into common stock at a price of $0.30. Two promissory notes in the principal amount of $25,000 each were also issued on March 22, 2006 *[note 5[b]]*.

[xiii] In April 2006, the holder of 300,000 Agent Options exercised the options at a price of $0.25 per Share to yield $75,000 in gross proceeds to the Company. The Agent's options to acquire up to 300,000 Shares were granted to the agent for the Company's IPO.

During the third quarter ended September 30, 2006, Queen Street completed a shares for debt transaction by issuing 60,000 common shares to Range Corp. at a deemed price of $0.25 per share to satisfy a debt of $15,000 as part of its consulting agreement with Range Corp. The shares issued will be subject to a 4-month hold period expiring November 25, 2006.

Additionally Queen Street has completed the issuance to certain officers, directors and consultants, of 293,750 common shares, in a shares for debt transaction, to satisfy debts totaling $117,500 at a deemed price of $0.40 per share. The debts consist of deferred fees and salaries. The shares issued will be subject to a 4-month hold period expiring December 11, 2006.

Finally, as of August 4th, 2006, Queen Street issued a bonus to Global in connection with the short term Loan *[note 5[a]]* of 50,000 common shares. The bonus shares have a 4-month hold period expiring Dec. 4, 2006.

4,341,747 common shares are being held in escrow pursuant to agreements among the Company, the holders thereof and Pacific Corporate Trust Company dated July 26, 2004 and June 30, 2005. The securities are released from escrow every six months in February and August over a maximum period of 72 months ending August 9, 2011. 1,146,294 common shares were released from escrow during the third quarter ended September 30th, 2006.

[b] Contributed surplus

A summary of the changes in contributed surplus during the quarter ended September 30th, 2006 and the years ended December 31, 2005 and 2004 is as follows:

	$
Balance, January 1, 2004	—
Equity portion of convertible debenture issued	7,133
Balance, December 31, 2004	7,133
Equity portion of convertible debenture issued	2,140
Conversion of convertible debenture	(9,273)
Issuance of options related to the reverse takeover *[note 3]*	56,250
Stock-based compensation *[note 11]*	93,000
Balance, December 31, 2005	**149,250**
Equity portion of convertible debenture issued	4,087
Warrants issued on private placement *[note 6(a)[xi]]*	23,850
Share Options issued to Directors	100,450
Balance, September 30, 2006	**277,637**

The Black-Scholes option pricing model was employed using the following assumptions to calculate the fair value of 50,000 stock options granted to each of five non-management Board Members with an exercise price of $0.40 and a term of 5 years ending August 4, 2011:

Fair value of the stock options granted	**$100,450**
Weighted-average assumptions	
Risk-free interest rate	**3.4%**
Dividend yield	**0%**
Volatility	**75%**
Expected 'option' life	**4.8 years**

7. LEASE COMMITMENTS

The Company did not enter into any leases in the quarter ended September 30th, 2006. During the fiscal year ended December 2005, the Company entered into a lease for a photocopier. Annual minimum payments under operating leases are as follows:

	$
2006	2,416
2007	2,416
2008	1,812
2009 and thereafter	—

8. RELATED PARTY TRANSACTION

The Company has contracted orally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. A formal employment contract will be negotiated for the 2007 fiscal year and will be considered by the Compensation Committee. Mr. Bristow's 2006 remuneration remains at $100,000 plus a monthly gas allowance of $650. He continues to receive the benefit of a life insurance policy whose premiums are paid by the Company. Mr. Bristow is also a shareholder and director of the Company.

Queen Street has entered into a distribution arrangement with 2096013 Ontario Inc., a wholly owned subsidiary of Queen Street, to distribute the rights to the three films, *"Blizzard"*, *"Kate Racer"* and *"Virginia's Run"*, held by that company. All of the issued and outstanding shares in the capital of 2096013 Ontario Inc. were gifted to Queen Street for no consideration by its President and CEO, Leif Bristow.

Leif Bristow is also holder of one of the two promissory notes in the principal amount of $25,000 each of which were issued by the Company on March 22, 2006. Both notes have a term of 2 years and bear an interest rate of 13% per annum paid semi-annually. The conversion price is $0.25 in year 1 and $0.30 in year 2.

9. INCOME TAXES

As of December 31st, 2005, the income tax recovery differs from the amount obtained by applying the combined federal and provincial income tax rates to loss before income taxes. The difference relates to the following items:

	Year Ended December 31st,	
	2005	**2004**
Combined statutory income tax rate	**36.1%**	36.1%
Expected income tax recovery	**(304,693)**	(188,000)
Decrease in income tax recovery resulting from:		
Permanent differences	**35,469**	—
Valuation allowance	**265,427**	188,000
Other	**3,796**	—
	—	—

The tax effects of temporary differences and net operating losses that give rise to future tax assets are as follows:

	Year Ended December 31st,	
	2005	**2004**
	$	**$**
Future tax assets		
Non-capital losses carried forward	**399,678**	149,000
Carrying value of equipment in excess of tax basis	**4,084**	—
Financing costs	**10,665**	—
Total future tax assets	**414,427**	149,000
Less valuation allowance	**(414,427)**	(149,000)
Net future tax assets	—	—

At December 31, 2005, the Company's deductible temporary differences for which no related future tax assets have been recognized include accumulated non-capital losses for income tax purposes of $1,106,529, which can be carried forward to reduce future Canadian taxable income. Since it is not more likely than not that the Company will be able to realize the benefit of the unused tax losses, a valuation allowance in respect of all future income taxes has been provided.

The non-capital losses which cannot be carried forward indefinitely expire as follows:

	$
2011	403,000
2012	703,529
	1,106,529

10. FINANCIAL INSTRUMENTS

Fair value:
The fair values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values due to their short-term nature.

Interest rate risk:
The Company has minimal exposure to interest rate risk as the Company is largely funded by equity.

11. STOCK-BASED COMPENSATION

The Company has adopted an incentive stock option plan for the benefit of its directors, officers and technical consultants whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and technical consultants.

The number of common shares reserved for issuance to any individual director or officer will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed 2% of the issued and outstanding common shares.

Effective as at the date of the reverse takeover transaction on June 30, 2005, the Company issued 300,000 stock options to the agent involved in the initial public offering at an exercise price of $0.25 per common share. The options expired in April 2006 and were exercised by the agent, netting $75,000 to the Company. The Company also issued 375,000 stock options to directors and officers at an exercise price of $0.25 per common share, which are to expire in October 2009. The fair value of these options determined as at June 30, 2005 has been included in the costs of the reverse takeover transaction *[note 3]*. In October 2005, one director resigned resulting in the retiring of 125,000 options. In June 2006, one director did not stand for reelection and his 125,000 stock options expired on September 28, 2006.

In fiscal year 2005, the Company issued 775,000 stock options to officers and directors under the Company's incentive stock option plan at an exercise price of $0.25 per common share. The options are fully vested and expire in December 2010.

On August 4, 2006 all five non-management Board members were granted stock options of 50,000 each with an exercise price of $0.40 and a term of 5 years ending on August 4, 2011. The fair market value of these options was expensed in the third quarter *[See Note 5[b]]*. No additional employee stock options were granted in the quarter ended September 30th, 2006.

A summary of the options outstanding under the plan is presented below.

	Number of Options #	Weighted average exercise price $
Outstanding, beginning of year	1,325,000	0.25
Exercised Agent Options	(300,000)	0.25
Granted, August 4th, 2006	250,000	0.40
Retired	(125,000)	0.25
Outstanding and exercisable, end of year	1,150,000	0.28

12. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31st, 2005 $	2004 $
Income taxes paid	—	—
Interest expense paid	155	—

13. LOSS PER SHARE

For the quarter ended September 30th, and the years ended December 31, 2005 and 2004, all dilutive instruments such as stock options were excluded from the calculation of diluted loss per share as the effect of including them would have been anti-dilutive.

14. SUBSEQUENT EVENTS

As of the week of November 6th, 2006 Queen Street was approved by the NASD for trading in the United States on the Pink Sheet Electronic Quotation System under the ticker symbol QSETF. Queen Street is working with brokerage firms in the United States on a non-exclusive basis to explore financing opportunities there.

As of the date of issue of these financial statements, the Company is not in a position to repay the Global borrowing and is discussing with Global an extension to the agreement.

15. INVESTMENT IN LIBRARY

Queen Street completed its first acquisition of three feature length films which make up the "KEC library", "*Virginia's Run*", "*Kart Racer*" and "*Blizzard*", in August 2006. The purchase price of $250,000 was paid by way of a deposit of $50,000 made in April 2006 with the balance of the purchase price paid by receivables earned from the film's sales through August 2006. Additionally, Queen Street has advanced a deposit in the amount of $60,000 for the purchase of the international distribution rights to a 43 title family library subject to financing and TSX approval. These 43 titles are primarily high quality television movies, many of which have previously been broadcast on network television in the United States and/or Canada.

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES COMPLETION OF SHARES FOR DEBT TRANSACTION

Toronto, Ontario, December 1, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has reached an agreement with two of its consultants, Listing Solutions, Inc. and GC-Global Capital Corp., to the issuance of 45,000 and 75,000 common shares, respectively, in a shares for debt transaction, to satisfy debts totaling $48,000 at a deemed price of $0.40 per share, subject to acceptance of the TSX Venture Exchange and compliance with all applicable securities laws. The debts consist of consulting fees for services rendered. The shares issued will be subject to a 4-month hold period from the date of issuance.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. There are currently 13,998,058 Queen Street common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES EXTENSION OF LOAN MATURITY DATE AND SHARES FOR DEBT TRANSACTION

Toronto, Ontario, December 15th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has agreed with GC-Global Capital Corp. ("Global") to amend the terms of its loan to Queen Street to extend the maturity date under its secured "bridge" financing from December 15, 2006 to March 15, 2007. As announced in a press release dated August 4, 2006, Global provided the bridge financing in the principal amount of $250,000 to assist Queen Street with while it pursues significantly larger financing to fund its library acquisition objectives. Under the terms of the loan's extension, Queen Street is required to raise gross proceeds of no less than US $1,000,000 by January 31, 2007. Queen Street is continuing to work with its financial advisors, both in Canada and the US, to complete its financing and expects that it will be able to meet this requirement.

As consideration for Global's agreement to extend the loan's maturity date, Queen Street has agreed to pay Global a fee of $25,000 and the parties have agreed that such fee may be satisfied by the issuance to Global of 62,500 common shares of Queen Street, in a shares for debt transaction, at a deemed price of $0.40 per share, subject to acceptance of the TSX Venture Exchange and compliance with all applicable securities laws. The shares issued will be subject to a 4-month hold period from their date of issue.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. There are currently 13,998,058 Queen Street common shares outstanding and after issuance of the shares announced on December 1, 2006 as part of a shares for debt settlement and the shares mentioned above will have 14,180,558 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES COMPLETION OF SHARES FOR DEBT TRANSACTIONS

Toronto, Ontario, December 21, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has reached an agreement with two of its consultants, Listing Solutions, Inc. and Lane Capital Markets, LLC. ("LCM"), regarding the issuance of 68,000 and 100,000 common shares, respectively, in a shares for debt transaction, to satisfy fee obligations of $27,200 and $35,000 due to them respectively. In addition, the Corporation has reached an agreement with three of its officers Leif Bristow, President and C.E.O., Annette Grot, Vice President, Finance, and Melissa Taylor, Senior Vice President, Business and Legal Affairs, to issue 50,000, 20,000 and 50,000 common shares, respectively, in a shares for debt transaction, to satisfy expenses, deferred salary and bonus obligations of $20,000, $8,000 and $20,000 due to them. With the exception of LCM, in each case the shares issued to satisfy such obligations will be issued at a deemed price of $0.40 per share. In the case of LCM, the shares will be issued at a deemed price of $0.35 per share. All of the shares for debt settlements remain subject to acceptance of the TSX Venture Exchange and compliance with all applicable securities laws. The shares issued will be subject to a 4-month hold period from the date of issuance.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. There are currently 13,998,058 Queen Street common shares outstanding and after issuance of the above shares and those shares announced on December 1, 2006 and December 15, 2006 there will be 14,468,558 Queen Street common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East, Main Floor
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

December 15, 2006

ITEM 3 News Release:

A press release disclosing the material change was issued by the Corporation on December 15, 2006 via Canada News Wire.

ITEM 4 Summary of Material Change:

The Corporation announced that it had agreed with GC-Global Capital Corp. ("Global") to amend the terms of its loan to the Corporation to extend the maturity date under its secured "bridge" financing from December 15, 2006 to March 15, 2007. Under the terms of the loan's extension, the Corporation is required to raise gross proceeds of no less than US $1,000,000 by January 31, 2007.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A"

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 **Date of Report:**

December 21, 2006

ITEM 10 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 21st day of December, 2006.

Per: *"Leif Bristow"*
Leif Bristow
President and C. E. O.

Schedule "A"

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES EXTENSION OF LOAN MATURITY DATE AND SHARES FOR DEBT TRANSACTION

Toronto, Ontario, December 15th, 2006 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has agreed with GC-Global Capital Corp. ("Global") to amend the terms of its loan to Queen Street to extend the maturity date under its secured "bridge" financing from December 15, 2006 to March 15, 2007. As announced in a press release dated August 4, 2006, Global provided the bridge financing in the principal amount of $250,000 to assist Queen Street with while it pursues significantly larger financing to fund its library acquisition objectives. Under the terms of the loan's extension, Queen Street is required to raise gross proceeds of no less than US $1,000,000 by January 31, 2007. Queen Street is continuing to work with its financial advisors, both in Canada and the US, to complete its financing and expects that it will be able to meet this requirement.

As consideration for Global's agreement to extend the loan's maturity date, Queen Street has agreed to pay Global a fee of $25,000 and the parties have agreed that such fee may be satisfied by the issuance to Global of 62,500 common shares of Queen Street, in a shares for debt transaction, at a deemed price of $0.40 per share, subject to acceptance of the TSX Venture Exchange and compliance with all applicable securities laws. The shares issued will be subject to a 4-month hold period from their date of issue.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. There are currently 13,998,058 Queen Street common shares outstanding and after issuance of the shares announced on December 1, 2006 as part of a shares for debt settlement and the shares mentioned above will have 14,180,558 common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or
Annette Grot, VP, Finance, ext 231

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES PRIVATE PLACEMENT OF UNITS CONSISTING OF COMMON SHARES AND SHARE PURCHASE WARRANTS FOR UP TO US$1.1 MILLION

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Toronto, Ontario, March 7, 2007 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has commenced the closing of a private placement (the "Offering") of up to 3,333,333 units ("Units") at a purchase price of US$0.33 per Unit. Each Unit consists of one common share in the capital of Queen Street and one-half of one common share purchase warrant ("Warrants"), with each whole Warrant entitling the holder thereof to acquire one common share in the capital of Queen Street at an exercise price of (i) US$0.43 per common share for the period commencing upon closing and ending upon the first anniversary of closing, and (ii) US$0.50 per common share for the period commencing upon the first business day following the first anniversary of closing and ending on the second anniversary of closing.. The closing of the private placement will continue on a "rolling" basis until such time as Queen Street obtains subscriptions for proceeds of US$1.1 million or at such earlier time as Queen Street determines. To date, Queen Street has received subscriptions for approximately 30% and has completed the first closing.

The proceeds raised from the Offering will be used to support the expansion of Queen Street's film and television distribution capacity as well as for its general working capital requirements.

Gilford Securities Incorporated ("Gilford") of New York is acting as non-exclusive agent in connection with the private placement and will receive success fees of 7% of transaction proceeds plus "broker warrants" entitling Gilford to receive up to such number of common shares of Queen Street as is equal to 7% of the common shares issued in connection with the transaction. Gilford's fees are payable only in respect of those parties solicited directly by Gilford.

In addition, Queen Street is pleased to announce that on January 16, 2007 warrant holders holding warrants acquired under a private placement described in a press release dated March 22, 2006, elected to exercise their right to purchase an aggregate of 150,000 common shares of Queen Street at the exercise price of $0.30 per common share. There remain common share purchase warrants outstanding with rights to acquire a further 150,000 common shares at the same exercise price.

The private placement is subject to regulatory approval, including the approval of the TSX Venture Exchange. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE, has 14,618,558 common shares outstanding and will have 15,368,558 common shares outstanding after completion of the first closing. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES INTENT TO ACQUIRE MORINGSTAR ENTERTAINMENT

Toronto, Ontario, March 12, 2007 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has entered into a letter of intent (the "Agreement") to acquire Morningstar Entertainment Inc. ("Morningstar"), a Toronto-based distributor of video and DVD titles. Morningstar was established 15 years ago by Ron and Liz Möring and has built a unique reputation based on integrity and superior service to both content creators and retail industry alike.

"This is a wonderful synergy in terms of people and business integration", says Leif Bristow, Queen Street's Pres. and CEO, "everything contained in QE's stated business objectives is based on the growth of library and the exploitation of the library through all channels, DVD being the most consistent and quickest recognized revenue stream from each title in the library. Under Ron's continuing management we will expect to see a more rapid growth of QE's revenues. Ron and Liz are receiving stock as part of their consideration to reflect their continued commitment to the future growth of the overall business, aligning their interests with those of all shareholders".

"Morningstar Entertainment is extremely excited about this opportunity with Queen Street Entertainment Capital" says Ron Möring, Morningstar's Pres. "As a leading independent Canadian publisher of DVD programming we are looking forward to expanding our footprint and distribution activities worldwide with not only our current library of titles but those productions and acquisitions to which Queen Street affords us access".

Under the Agreement, Queen Street will acquire all of the issued and outstanding shares of Morningstar, indirectly, from Ron and Liz Möring, by acquiring all of the issued and outstanding shares of their holding company, Evergreen Ventures Ltd., and directly from Kaleidoscope Entertainment Inc. ("Kaleidoscope"), a company owned by Marshall Kesten and Randy Zalken, all parties to the Agreement. The purchase price of $1.4 million is payable in the form of cash and a series of notes payable on August 15, September 1 and November 15, 2007, respectively, totaling $950,000 as well as the issuance to Ron and Liz Möring of 1,000,000 Queen Street common shares (at a deemed value $0.45 per share). The purchase price is, in part, subject to adjustment based on Morningstar's EBITDA for the one-year period ending August 31, 2007.

Kaleidoscope is a privately held Canadian television programme production, distribution and consumer product licensing company. With this transaction Kaleidoscope will be focusing on the growth potential in those areas of its business.

No finder's fee was paid in connection with this transaction.

Queen Street trades on the TSX Venture Exchange under the ticker symbol QE. There are currently 15,368,558 Queen Street common shares outstanding. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222, or

Annette Grot, VP, Finance, ext 231

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company (Reporting Issuer):

Queen Street Entertainment Capital Inc. (the "Corporation")
1971 Queen Street East, Suite 103
Toronto, Ontario
M4L 1H9

ITEM 2 Date of Material Change:

March 6, 2007

ITEM 3 News Release:

A press release disclosing the material change was issued by the Corporation on March 7, 2007 via Canada News Wire.

ITEM 4 Summary of Material Change:

The Corporation announced that it has commenced the closing of a private placement (the "Offering") of up to 3,333,333 units ("Units") at a purchase price of US$0.33 per Unit. Each Unit consists of one common share in the capital of the Corporation and one-half of one common share purchase warrant ("Warrants"), with each whole Warrant entitling the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of (i) US$0.43 per common share for the period commencing upon closing and ending upon the first anniversary of closing, and (ii) US$0.50 per common share for the period commencing upon the first business day following the first anniversary of closing and ending on the second anniversary of closing.. The closing of the private placement will continue on a "rolling" basis until such time as the Corporation obtains subscriptions for proceeds of US$1.1 million or at such earlier time as the Corporation determines.

ITEM 5 Full Description of Material Change:

Please see the press release attached as Schedule "A"

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No information has been omitted from this material change report.

ITEM 8 Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Ms. Melissa Taylor
Sr. Vice President, Business and Legal Affairs
Queen Street Entertainment Capital Inc.
(Tel) (416) 691-6655 ext. 225
(Fax) (416) 691-2168

ITEM 9 **Date of Report:**

March 16, 2007

ITEM 10 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 16th day of March , 2007

Per: *"Melissa Taylor"*
Melissa Taylor
Sr. Vice President, Business & Leal
Affairs

Schedule "A"

PRESS RELEASE

QUEEN STREET ENTERTAINMENT CAPITAL INC. ANNOUNCES PRIVATE PLACEMENT OF UNITS CONSISTING OF COMMON SHARES AND SHARE PURCHASE WARRANTS FOR UP TO US$1.1 MILLION

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Toronto, Ontario, March 7, 2007 – Queen Street Entertainment Capital Inc. (TSXV: QE) ("Queen Street") is pleased to announce that it has commenced the closing of a private placement (the "Offering") of up to 3,333,333 units ("Units") at a purchase price of US$0.33 per Unit. Each Unit consists of one common share in the capital of Queen Street and one-half of one common share purchase warrant ("Warrants"), with each whole Warrant entitling the holder thereof to acquire one common share in the capital of Queen Street at an exercise price of (i) US$0.43 per common share for the period commencing upon closing and ending upon the first anniversary of closing, and (ii) US$0.50 per common share for the period commencing upon the first business day following the first anniversary of closing and ending on the second anniversary of closing.. The closing of the private placement will continue on a "rolling" basis until such time as Queen Street obtains subscriptions for proceeds of US$1.1 million or at such earlier time as Queen Street determines. To date, Queen Street has received subscriptions for approximately 30% and has completed the first closing.

The proceeds raised from the Offering will be used to support the expansion of Queen Street's film and television distribution capacity as well as for its general working capital requirements.

Gilford Securities Incorporated ("Gilford") of New York is acting as non-exclusive agent in connection with the private placement and will receive success fees of 7% of transaction proceeds plus "broker warrants" entitling Gilford to receive up to such number of common shares of Queen Street as is equal to 7% of the common shares issued in connection with the transaction. Gilford's fees are payable only in respect of those parties solicited directly by Gilford.

In addition, Queen Street is pleased to announce that on January 16, 2007 warrant holders holding warrants acquired under a private placement described in a press release dated March 22, 2006, elected to exercise their right to purchase an aggregate of 150,000 common shares of Queen Street at the exercise price of $0.30 per common share. There remain common share purchase warrants outstanding with rights to acquire a further 150,000 common shares at the same exercise price.

The private placement is subject to regulatory approval, including the approval of the TSX Venture Exchange. Queen Street trades on the TSX Venture Exchange under the ticker symbol QE, has 14,618,558 common shares outstanding and will have 15,368,558 common shares outstanding after completion of the first closing. Additional information regarding the business of Queen Street may be found filed on SEDAR at www.sedar.com.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements

For further information please contact:

Queen Street Entertainment Capital Inc.
Leif Bristow, President and Chief Executive Officer
(tel) (416).691.6655 ext 222

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release or the information contained herein.

Regulatory Authority pursuant to which each Disclosure Document is filed.

Date Filed	Disclosure	Pursuant to:
Mar 16 2007	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Mar 12 2007	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Mar 7 2007	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Dec 21 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Dec 21 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Dec 15 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Dec 1 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Nov 29 2006	Interim financial statements - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
Nov 29 2006	MD&A - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
Nov 29 2006	Form 52-109F2 - Certification of Interim Filings - CEO	OSC'S MI 52-109
Nov 29 2006	Form 52-109F2 - Certification of Interim Filings - CFO	OSC'S MI 52-109
Nov 6 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Aug 30 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Aug 29 2006	Interim financial statements - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201

Aug 29 2006	MD&A - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
Aug 29 2006	Form 52-109F2 - Certification of Interim Filings - CEO	OSC'S MI 52-109
Aug 29 2006	Form 52-109F2 - Certification of Interim Filings - CFO	OSC'S MI 52-109
Aug 11 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Aug 9 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Aug 4 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Aug 4 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jul 26 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jul 25 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jul 12 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jul 12 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jul 7 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jul 6 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jun 27 2006	Form of proxy - English	OSC'S NI 51-102 & NI 51-102F5 & NI 54-101
Jun 27 2006	Management information circular - English	OSC'S NI 51-102 & NI 51-102F5 & NI 54-101

Jun 27 2006	Notice of meeting - English	OSC'S NI 51-102 & NI 51-102F5 & NI 54-101
Jun 21 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jun 9 2006	Code of conduct	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
Jun 9 2006	Security holders documents - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
May 31 2006	Interim financial statements - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
May 31 2006	Form 52-109F2 - Certification of Interim Filings - CEO	OSC'S MI 52-109
May 31 2006	Form 52-109F2 - Certification of Interim Filings - CFO	OSC'S MI 52-109
May 31 2006	MD&A - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
May 4 2006	Audited annual financial statements - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
May 4 2006	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	TSXV Policy 1.3 Schedule of Fees
May 4 2006	MD&A - English	TSXV Policy 3.2 OSC'S NI 51-102 & NI 51-201
May 4 2006	Form 52-109F1 - Certification of Annual Filings - CEO	OSC'S MI 52-109
May 4 2006	Form 52-109F1 - Certification of Annual Filings - CFO	OSC'S MI 52-109
Apr 28 2006	Notice of the meeting and record date - English	OSC'S NI 51-102 & NI 51-102F5 & NI 54-101

Apr 19 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Apr 19 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Mar 31 2006	Material change report - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Mar 23 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Mar 22 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Mar 13 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201
Jan 17 2006	News release - English	TSXV Policy 3.3 OSC'S NI 51-102 & NI 51-201

END